Form 20-F
period 2023-12-31
SIMPPLE LTD.
filed 2024-05-17
CIK 1948697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: For the transition period from __________ to ____________

Commission file number: 001-41798

SIMPPLE LTD.
(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of principal executive offices)

Sovik Bromha

Tel: +65 6816 2194

Email: sovik@simpple.ai

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	SPPL	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 16,225,961 ordinary shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large Accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer
				☒	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●

the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

iii

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially   from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

iv

Other Companies, Organizations and Agencies

“BCA”	:	Building & Construction Authority of Singapore
“Independent Registered Public Accounting Firm”	:	Audit Alliance LLP
“IRAS”	:	Inland Revenue Authority of Singapore
“ISO”	:	International Organization for Standardization
“JTC”	:	JTC Corporation, a statutory board under the Singapore Ministry of Trade and Industry
“MOM”	:	Ministry of Manpower of Singapore
“NEA”	:	National Environment Agency of Singapore
“URA”	:	The Singapore Urban Redevelopment Authority

General

“APP”	:	An application, especially as downloaded by a user to a mobile device
“Audit Committee”	:	The audit committee of our Board of Directors
“BLE”	:	Bluetooth low energy
“Board” or “Board of Directors”	:	The board of Directors of our Company
“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time
“Company”	:	SIMPPLE LTD., the issuer in this Report
“Compensation Committee”	:	The compensation committee of our Board of Directors
“Controlling Shareholder”	:	Mains d’Or, our largest Major Shareholder
“CCTV”	:	Closed Circuit Television
“COVID-19”	:	Coronavirus disease 2019
“CRS”	:	Contractors Registration System of the BCA
“Directors”	:	The directors of our Company

v

“EFMA”	:	The Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented or modified from time to time
“Employment Act”	:	The Employment Act 1968 of Singapore, as amended, supplemented or modified from time to time
“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”
“FASB”	:	The Financial Accounting Standards Board
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31
“FM”	:	The facilities management sector
“GAAP”	:	Accounting principles generally accepted in the United States of America
“Group”	:	Our Company and our subsidiaries
“GST”	:	Goods and Services Tax
“IFSC Founders”	:	IFSC Founders Pte. Ltd., a Major Shareholder
“IoT”	:	Internet-of-Things
“Listing”	:	The listing and quotation of our Shares on Nasdaq
“Mains d’Or”	:	Mains d’Or Investments Limited, our largest Major Shareholder and a Controlling Shareholder
“Major Shareholder”	:

A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company

“Nasdaq”	:	The Nasdaq Stock Market LLC
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors
“PropTech”	:	Property Technology
“SaaS”	:	Software as a service
“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company

vi

“Shareholders”	:	Registered holders of Shares
“Smart Building”	:

An industry term for any building that is equipped with advanced and integrated building technology systems, such as building automation, life safety, telecommunications, user systems, and facility management systems

“Top-Tier”	:

The top 39 Singapore facilities management contractors as of the date of this Report. These Level 6 contractors are registered with the BCA and categorized under the Workhead and Grading certification of FM02-L6, which enables them to bid for public sector project tenders of unlimited contract value

“WICA”	:	Work Injury Compensation Act 2019 of Singapore
“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore
“WSHIR”	:	Workplace Safety and Health (Incident Reporting) Regulations of Singapore
“YA”	:	Year of assessment

Currencies, Units and Others

“S$”	:	Singapore dollars, the lawful currency of the Republic of Singapore
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.
“%” or “per cent.”	:	Per centum
“RMB”		Renminbi, lawful currency of China

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

In this Report, references to “our Company” or to “the Company” are to SIMPPLE LTD. and, unless the context otherwise requires, a reference to “we”, “our”, “us,” “the Company”, “our Company” or “our Group” or their other grammatical variations is a reference to our Company and our subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this Report by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this Report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this Report.

vii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

RISKS RELATING TO OUR BUSINESS

We may incur losses in the future.

We anticipate that our operating expenses, together with the increased general administrative expenses of being a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

There is no assurance that our future expansion and other growth plans will be successful.

As part of our future plans, we intend to expand our SIMPPLE Ecosystem through the further development of SIMPPLE.AI. We may expand our range of services organically, or inorganically through licensing, joint ventures, acquisitions and/or strategic alliances.

As such, we may be subject to risks related to the expansion of our Group such as, among others:

•	the availability of sufficient funds;

•	difficulties arising from operating a significantly larger and more complex organization;

•	difficulties in entering into new businesses for which we may not be as or at all familiar;

•	difficulties in integrating the assets and the business operations of the subsidiaries and strategic alliances cohesively;

•	failure to realize expected profitability or growth;

•	failure to realize expected synergies and cost savings; and

•	unforeseen legal, regulatory, contractual, labor or other issues, whether in Singapore or elsewhere.

We may also enter into new geographic markets such as Australia, Canada, Hong Kong, Japan, the Middle East, the United Kingdom and the United States depending on the demand for our services as well as opportunities for growth. Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our Group’s expansion. The above-mentioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources, and could also increase our exposure to unanticipated risks and liabilities.

As such, there is no assurance that our Group will be successful in implementing our future plans or that we will be able to realize the profits, growth, or synergies expected from our Group’s expansion. In the event that we are unable to effectively or successfully execute our expansion strategies, our business, financial condition, results of operations and prospects may be materially and adversely affected.

There is no assurance that our existing agreements with our customers or suppliers will be renewed upon expiry or that we will be successful in securing new customer or distribution agreements.

To the extent that the demand for facilities management, particularly in Singapore, is adversely affected for any reasons, our business, financial condition and results of operations could be materially and adversely affected.

Our agreements with our customers and suppliers are typically for a term of two to three years.

We are currently the distributor of Shanghai Gaoxian’s FM-related robotics such as robotic sweepers, scrubbers, Automated Guided Vehicles and security bots in Singapore. Our distribution rights are derived from a Diamond Business Partner Agreement effective as of February 1, 2024 with Shanghai Gaoxian through its holding entity Gaussian Robotics Holdings Limited (the “Distribution Agreement”). The Distribution Agreement grants to the Company a three-year distribution right to distribute Shanghai Gaoxian’s Ecobot product line in Singapore, and these distribution rights will automatically renew for additional successive one-year terms unless terminated by either party.

We are currently not aware of any information or arrangement which would lead to a cessation or termination of any existing agreements or relationships with our customers or suppliers. However, there is no assurance that our existing customer or distribution contracts will be renewed or extended by our customers or suppliers on the exact same terms, or at all. To the extent that we are unable to secure new customer or distribution agreements as our existing customer or distribution agreements expire, our profitability and prospects could be materially and adversely affected. We do not currently hold any intellectual property rights or licenses associated with our robotic products in relation to our distribution agreements. However, to the extent that we obtain any intellectual property rights or licenses associated with our robotic products in the future, such intellectual property rights or licenses may be materially and adversely affected in the event that our existing distribution agreements expire.

Further, our customer agreements typically permit our customers to terminate our service without cause by providing an agreed upon prior notice, and for full payment to us (even when terminated prematurely by the customer). However, if a substantial number of our customer agreements are terminated early for any reason, and we are unable to secure new customer agreements in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to the credit risks of our customers and we may experience delays or defaults in collecting our receivables, and thus we face liquidity risks.

We face uncertainties over the timeliness of our customers’ payments and their ability to pay. Our customers’ ability to pay may be affected by events or circumstances that are difficult to foresee or anticipate, such as a decline in their business or an economic downturn. Hence, there can be no assurance that we will be able to collect our trade debts fully or within a reasonable period of time.

As such, our financial condition and results of operations are dependent, to a certain extent, on the creditworthiness of our customers. If there are any unforeseen circumstances affecting our customers’ ability or willingness to pay us, we may experience payment delays or non-payment. In such events, our Group’s liquidity, cash flows and working capital may be adversely affected.

We depend on a limited number of manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.

We depend on a limited number of manufacturers. In particular, one of our main products, the Gaussian Robots, are manufactured by Shanghai Gaoxian, a third-party manufacturer based in China. Shanghai Gaoxian’s manufacturing efforts may be materially impacted by events and circumstances beyond their reasonable control, such as the COVID-19 pandemic in the past, and related port and customs delays, or for other reasons. If Shanghai Gaoxian fails to provide us with the required capacity and quality on a timely basis, there would be a disruption in manufacturing our products until volume is transferred to an alternative manufacturing partner, which would be a costly and time-consuming process. We have not yet experienced any material disruptions due to our dependence on the limited number of manufacturers, but we cannot assure you that this will not occur in the future. We have put into place plans to mitigate supply chain disruption, including product diversification, sales cycle planning and the option to utilize existing demo units during set up phase to minimize downtime for customers, but we cannot assure you that we would be able to establish alternative manufacturing arrangements on acceptable terms or in a timely manner.

We are dependent on a limited number of suppliers for various components used in our products, and we may from time to time have sole source suppliers. The cost, quality and availability of these components are essential to the successful production and sale of our products. We are subject to the risk of industry-wide shortages, price fluctuations and long lead times in the supply of these components and other materials. If the supply of these components were to be delayed or constrained, or if one or more of our main suppliers were to go out of business, alternative sources or suppliers may not be available on acceptable terms or at all. In the event that any of our suppliers were to discontinue production of our key product components, developing alternate sources of supply for these components would be time-consuming, difficult and costly. In the event we are unable to obtain components in sufficient quantities on a timely basis and on commercially reasonable terms, our ability to sell our products in order to meet market demand would be affected and could materially and adversely affect our brand, image, business prospects, financial condition and operating results.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, because our purchase contracts with suppliers are typically denominated in Singapore dollars, changes in currency exchange rates may impact our suppliers who operate in local currency, which may cause our suppliers to seek price concessions on future orders.

If critical components of the robotics products that we currently purchase from our limited number of suppliers of such products become unavailable, we may incur delays in shipment, which could damage our business.

We and our outsourced manufacturers obtain hardware components, various subsystems and other materials from a limited number of suppliers, some of which are sole suppliers. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.

We depend on certain equipment to perform our services and are subject to associated risks of maintenance and obsolescence.

We utilize various types of cleaning robots, security robots and android robots, along with our SIMPPLE Ecosystem. Our robots may face obsolescence due to rapid technological developments and the emergence of alternative innovations. To the extent that our equipment faces obsolescence before the end of its expected useful lives, we may be subject to impairment losses. Changes and advancements in technology may require us to replace and upgrade our equipment at an earlier stage than expected. As a result, we may incur significant additional capital expenditure.

We are exposed to legal or other proceedings or to other disputes or claims.

In the event that our customers do not make payment in a timely manner, we may seek to enforce our contractual rights and seek recourse via litigation or arbitration. These legal procedures are time-consuming and the settlement of a contract dispute may require additional financial and other resources. Failure to secure adequate payments in time or to manage past due receivables effectively could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, disputes and claims may arise, from time to time, between our Group and our customers, suppliers or sub-contractors for various reasons such as delays, unsatisfactory service delivery and alleged breaches of service contracts. To date, we have not been the subject of workplace safety and/or negligence claims from employees and/or members of the public, but there is a risk that such claims may be made against us in the future. These disputes, if remain unresolved or worsen, may eventually result in legal or other proceedings and therefore cause disruptions and delays to our operations, in addition to the extra costs that may be incurred in their settlement or other resolution. Our resources may also be diverted to defend the claims, thereby adversely affecting our Group’s business, financial condition, results of operations and prospects.

In the event that we are unable to resolve the aforementioned disputes or claims satisfactorily in a timely manner or at all, our Group’s business, financial condition and results of operation may be materially and adversely affected.

Our insurance coverage may not cover all our damages and losses.

We maintain insurance policies to provide insurance coverage of our business operations. We expect to renew our insurance policies, such as our insurance policy for work injury compensation on an annual basis and there is no assurance that we will be able to renew all of our policies or obtain new policies on similar terms.

The nature of our business operations entails inherent risks such as risk of fire, theft and property loss at the worksites during the course of our customer agreements or during the delivery of our services. Also, we do not have key man insurance to cover the loss of key personnel. While our Directors believe that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Singapore and although we may be able to increase our insurance coverage when required, there is no assurance that our existing or future insurance coverage will be sufficient to indemnify us against all potential losses.

As a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to risks associated with debt financing, including rising interest rates.

Due to our working capital requirements in support of our day-to-day operations and business expansion, we may finance all or a substantial portion of our costs through bank loans and credit facilities, in addition to Shareholders’ equity and internally generated funds. Details on our total indebtedness is set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report.

While we believe that we have sufficient capital from our available cash resources, our cash generated from our business operations and our credit facilities to meet our current working capital and capital expenditure requirements, we may require additional debt financing to operate our business, implement our future business strategies and/or acquire complementary businesses or develop new technologies.

Our ability to obtain debt financing depends on a number of factors including our financial strength, creditworthiness and prospects, as well as other factors beyond our control, including general economic, liquidity and political conditions. There is no assurance that we will be able to secure adequate debt financing on terms acceptable to us, or at all. In the event that we are unable to secure adequate debt financing on terms acceptable to us, we may not be able to implement our business strategies and our business and prospects could be materially and adversely affected as a result.

Rising interest rates may increase the Company’s operational costs of funds; however, the effect of these increases are mitigated by the fixed rated terms of the Company’s material loans. Future borrowings will likely carry higher interest rates, but we currently do not have any plans to increase our borrowings at this time.

Bank interest rates rose aggressively over the period from April 2022 to April 2023. Interest rates in Singapore are currently one of the lowest among the G20 countries and our operations have not been materially affected as of the date of this report. Our temporary bridging loans carry fixed rates of 2.75% that have already been factored into our operational costs. These loans have also been substantially paid down and will be fully settled by 2025.

Regarding the factoring of interest rate increases against our sales model, we believe that our SIMPPLE Software product is relatively inelastic in price, and as such we expect to be able to pass on any increased borrowing costs to our clients.

Any disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to become more expensive. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing. Any material increase in interest rates would also increase our cost of borrowing and debt financing costs, which may weaken our ability to obtain further future debt financing.

Further, debt financing may restrict our freedom to operate our business as it may require conditions and/or covenants that:

a.	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

b.

require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

c.	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We are dependent on our ability to retain existing senior management personnel and to attract new qualified management personnel.

Our continued success is highly dependent on our ability to retain our senior management personnel, who are responsible for key aspects of our business, including but not limited to maintaining customer relationships, developing new business opportunities, finance and project management. If any of our key management personnel cease to be involved with our Group in the future and we are unable to find suitable replacements in a timely manner, this may cause disruptions to our business operations and our business, financial condition, results of operations and prospects may be adversely affected.

The success and growth of our Group also depend on our ability to identify, hire, train and retain suitable, skilled and qualified key management personnel. If we are unable to hire and retain employees from different sectors apart from the facilities management industry, such as hires with technology, finance, human resources and business development capabilities, our ability to build up our key management personnel team may be limited to a certain extent.

The appeal of our services is reliant, to some extent, on maintaining and protecting the brand names and trademarks in our business.

Our business is sensitive to customer perception of the quality of our services and products. In the event of any misuse of our brand and/or trademarks (which may include misuse by our sub-contractors, our employees or unrelated third parties), or in the event we fail to detect, deter and prevent trademark, related misconduct, or otherwise fail to effectively protect our brand and/or trademarks, our reputation could be damaged, resulting in our business, financial condition, results of operations and prospects being materially and adversely affected.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks, patents or copyrights by third parties, and we may face litigation suits for intellectual property infringement.

We believe our trademarks are well recognized by our customers and in the industries we are operating in, which reflects our reliable and quality services that have contributed to our success. It is possible that our competitors or other third parties may adopt trademarks similar to ours, which may lead to brand confusion. If we fail to effectively protect our trademarks and other intellectual property, such as our copyrights and any patents that are issued to us in the future, generally or against specific third party infringement, our intellectual property rights could be negatively affected and our customers may have a negative impression of our service quality which in turn may have an adverse impact on our Group’s reputation, prospects, business and financial results.

There is also no assurance that we will not be sued for any potential infringement of any intellectual property rights of third parties in the future. In the event of any claims or litigation involving infringement of the intellectual property rights of third parties, whether with or without merit, we may be required to divert a significant amount of our time and resources to defend or attend to any possible litigation or legal proceedings. As a result, our reputation, business and financial results may be adversely affected.

We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.

While we have not been the subject of any cyber-attacks or IT system failures that have had a material impact on our Group, our business may be impacted by such attacks or system failures in the future. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. A cyberattack or system failure may result in operational downtimes and/or delays, which may have a detrimental impact on our ability to provide services to our customers. In addition, we utilize cleaning robots and our SIMPPLE Ecosystem in the provision of our facilities management services, and any failure of these systems could disrupt our daily operations and lead to delays of our provision of services or loss in our revenues.

We handle the personal data of the personnel of customers in the ordinary course of providing our products and services. The collection and use of such personal data is governed by personal data protection laws in Singapore, in particular the Personal Data Protection Act 2012. While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

The value of our intangible assets and costs of investment may become impaired.

Our intangible assets are amortized over their estimated useful lives. In accordance with applicable accounting standards, we periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to the profit or loss statement may be necessary. Such impairment testing is complex and requires us to make assumptions and judgments regarding the estimated recoverable amount of our cash-generating units to which the goodwill is allocated. If estimated recoverable amounts are less than the carrying values for goodwill in future annual impairment tests, we may be required to record impairment losses in future periods. Any future evaluations requiring an impairment of our goodwill could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, potentially impact our ability to pay dividends.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the United States Foreign Corrupt Practices Act (the “FCPA”) and the Singapore Prevention of Corruption Act 1960 (the “POCA”). We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the FCPA POCA or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Any inability by us to consummate and effectively integrate acquisitions into our business operations may adversely affect our results of operations.

We may in the future invest time and resources into carefully assessing opportunities for acquisitions and/or strategic investments, and we continue to evaluate potential acquisition opportunities to support, strengthen and grow our business, including potentially in the near term. For example, potential acquisition or strategic investment targets may include: (1) companies with deep technical capabilities in artificial intelligence, vision analytics and computer visioning, (2) companies with a large customer user base in the facilities management sector, (3) companies that the Company can vertically or horizontally integrate with to bring more value to property developers and facility owners and (4) distributors of technology and equipment in the facilities management space.

Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition’s technology, control and financial systems, unforeseen liabilities, and difficulties in bringing together different work cultures and personnel. There can be no assurance that we will be able to locate suitable acquisition candidates, acquire possible acquisition candidates, acquire such candidates on commercially reasonable terms, or integrate acquired businesses successfully in the future. Future acquisitions, including those we may consummate in the near term, may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and combined financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contractual and supply chain difficulties, such as the failure to retain customers or management personnel. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives.

We may be subject to claims against us relating to any acquisition or business combination.

There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence. Although a seller generally will have indemnification obligations in favor of us under an acquisition or merger agreement, these obligations will usually be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. We cannot ensure that our right to indemnification from any sellers will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or collectively, could have a material and adverse effect on our prospects, business and financial results.

We incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, significantly increases our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These public company obligations also require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to continue to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Beginning with our second annual report on Form 20-F after our securities have been publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, we have a majority of independent Directors and our Audit Committee consists of three independent Directors.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers, suppliers and sub-contractors. In addition, such negative publicity may affect market perception of our Group and the performance of our Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work sites, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers and sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities management or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During FY 2023 and FY 2022, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. In addition, the effect of inflation often results in reduced spending.

During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their demand for our services. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of equipment to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

Many of the economies in Asia, including Singapore, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability in the future.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rate increases, limitations on loans, or restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If prices for the products we source or if wages rise at a rate that is insufficient to compensate for the rise in these costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Additionally, as with other businesses in Singapore, we expect to face inflationary pressures and a general trend of increase in the costs of overheads such as utilities. Singapore has raised its Goods and Services Tax (“GST”) from 7% to 8% in 2023 with a further GST raise from 8% to 9% in 2024, which could further contribute to cost increases as well. These factors may materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

While these inflationary trends will result in higher operational costs, we believe that this also strengthens our value proposition by emphasizing potential savings to customers through improved productivity and workflow efficiency derived from our technology solutions. To mitigate inflationary pressures, we regularly review our pricing structure to ensure sustainable profitability.

Our subsidiaries are subject to the laws of their respective countries, which differ in certain material respects from the laws of the United States.

As our subsidiaries, namely IFSC Pte. Ltd., SIMPPLE Pte. Ltd., Gaussian Robotics Pte. Ltd. and SIMPPLE Australia Pty Ltd, are incorporated in Singapore and Australia, they are required to comply with the laws of those countries, certain of which are capable of extra-territorial application, as well as their Constitution. In particular, the Singapore incorporated subsidiaries are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

Our products and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest themselves in ways that could seriously harm our reputation and our business.

Our products and software are highly technical and complex. Our services and products include our SIMPPLE Ecosystem, SIMPPLE.AI and our robotic software. Bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products and some errors in our products may be discovered only after a product has been used by our customers, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away customers, allow third parties to manipulate or exploit our data, lower our revenue, and expose us to claims for damages, any of which could seriously harm our business.

We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

We face competition from diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

A number of companies are developing software platforms that integrate robotics with their IoT platforms that will compete directly with our product offerings. Our competition includes software companies such as Team Software and IoT manufacturers such as Unabiz and new market entrants. There can be no assurance that our current and future competitors will not be more successful than us. We also face competition from distributors of lower-cost robots, which has, and may continue to, further drive down the average selling price in the marketplace for floor cleaning products. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we also compete with providers of traditional vacuum cleaners.

The global market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon ongoing performance of our suppliers in the areas of product development, operating efficiency and customer support.

We expect that competition will continue to intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us have, and may continue to, introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

We cannot assure you that the products we sell will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

The technology industry serving FM companies in Singapore is highly competitive.

Our success in providing technology and other services to the facilities management industry will depend on our ability to compete effectively against our competitors on factors such as pricing, quality of services, reliability, reputation and size of operations. We may face more intensive competition in the future from existing competitors and new market entrants, who may be in a better position to expand their market share due to their longer operating histories, larger customer base, ready access to sub-contractors, wider range of services offered, greater financial resources or other factors. See section titled “General Information on our Group — Our Business Overview — Competition” for more information.

In order to expand service capacity, certain of our competitors have been exploring the use of new technology that will improve their business. If we are unable to adapt to and acquire such advances in technology, we cannot remain competitive, and this may result in lower profit margins and a loss of market share for our Group. There is no assurance that we will be able to compete against our competitors effectively in the future and this could have a material and adverse effect on the business, financial condition, results of operations and prospects of our Group.

Industry consolidation may give our competitors an advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. These pressures could result in a reduction in our revenue.

New legislation and regulations may affect our business, financial condition and results of operations.

Our business requires compliance with many laws and regulations. Increased legislative and regulatory activity and burden, and a more stringent manner in which any of them are applied could significantly impact our business. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including Singapore government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of our senior management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.

Furthermore, the regulatory environment in which we operate is still developing, and the potential exists for future legislation and regulations to be adopted. These developments may adversely affect the customers to whom, and the markets into which, we sell our products, increase our costs, require additional expenditures to ensure continued regulatory compliance and otherwise negatively affect our business, combined financial condition or results of operations, including in ways that cannot yet be foreseen.

RISKS RELATING TO OUR CORPORATE STRUCTURE AND TO AN INVESTMENT IN OUR SHARES

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

All of our Directors and Executive Officers reside outside the United States. In addition, all of our assets are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on our Directors and officers who reside in Singapore in an action brought in the Singapore courts against such persons with respect to a violation solely of the federal securities laws of the United States.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors or our Executive Officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Listing Rules because our Controlling Shareholder owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, we voluntarily have a majority of independent directors and our Audit Committee consist of three independent directors.

As at the date of this report, our Shares are trading under $5.00 per share and thus is known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could continue to negatively affect the price and liquidity of our Shares.

As of the date of this report, our Shares are trading below $5.00 per share. As a result, our Shares are known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the Offer Price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of the Ordinary Shares. This low volume of trades could also cause the price of the Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in the Ordinary Shares. A decline in the market price of the Ordinary Shares also could adversely affect our ability to sell additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Ordinary Shares will develop or be sustained. If an active market does not develop, holders of the Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may have conflicts of interest with our Controlling Shareholder or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of the date of this report, our Controlling Shareholder beneficially owns 57.74% of our outstanding Ordinary Shares, representing 57.74% of our total voting power in the aggregate. Accordingly, our Controlling Shareholder have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association (and shall be referred to below as “memorandum and articles of association”).

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Ordinary Shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Possible conflicts of interest. Our Directors or Executive Officers may have conflicts of interest. Our Chief Operating Officer, PAT Kah Kit Daryl, Chief Technology Officer, SOO Qikai and Chairman and director, LEE Soon Sze Kelvin are also affiliated with our Controlling Shareholder as equity owners thereof. As a result, these overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•

Sale of Shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our Shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide to sell all or a portion of our Shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our company and might reduce the price of our Shares.

•

Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our Board of Directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions, or investment opportunities. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Shares below the then prevailing market price will also affect the value of Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The current disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

We may not be able to pay dividends in the future.

Subject to the Companies Act and our memorandum and articles of association, our Board of Directors has complete discretion as to whether to declare and distribute dividends. Our ability to declare dividends to our Shareholders in the future will be contingent on multiple factors, including our future financial performance, distributable reserves of our Company, current and anticipated cash needs, capital requirements, our ability to implement our future plans, contractual, legal and tax restrictions, regulatory, competitive, technical and other factors such as general economic conditions, demand for and selling prices of our products and services, the ability of our subsidiaries to distribute funds to us, and other factors exclusive to the facilities management industry. Our existing and future loan arrangements with any financial institutions may also limit when and how much dividends we can declare and pay out. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our Shareholders. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

If we fail to maintain applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Although our Shares are listed on Nasdaq, we cannot assure you that we will be able to continue to meet the listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Shares;

•	reduced liquidity for our Shares;

•

a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, Directors and principal Shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences.”

We are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. Our Shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

We are a Cayman Islands exempted company, and our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our Directors have discretion under our amended memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the Directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see section titled “Description of Share Capital and Memorandum and Articles of Association — Comparison of Shareholder Rights” for more information.

Subject to the Companies Act and our amended and restated memorandum and articles of association, we may allot and issue new Shares on terms and conditions and for such purposes as may be determined by our Board of Directors in its sole discretion. Any issuance of new Shares would dilute the percentage ownership of existing Shareholders and could adversely impact the market price of our Shares.

According to our amended and restated memorandum and articles of association, all Shares for the time being unissued shall be under the control of our Directors who may, in their absolute discretion and without the approval of the shareholders, cause the Company to, amongst others, issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine. Moreover, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever. Since we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities, and for these and other purposes, issue additional Shares or securities convertible into Shares, any additional issuances of new Shares could dilute the percentage ownership of our existing Shareholders and may also adversely impact the market price of our Shares.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we are slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure

SIMPPLE LTD. was incorporated in the Cayman Islands on August 24, 2022 as an exempted company under the name “SIMPPLE LTD.”

IFSC was incorporated in Singapore on March 18, 2016 as a private company limited by shares under the name “IFSC Pte. Ltd.”

Gaussian Robotics was incorporated in Singapore on May 18, 2017 as a private company limited by shares under the name “Gaussian Robotics Pte. Ltd.”. Gaussian Robotics became a wholly owned subsidiary of IFSC on August 15, 2017.

SIMPPLE Pte. Ltd. was incorporated in Singapore on October 13, 2020 as a private company limited by shares, and a wholly owned subsidiary of IFSC under the name “SIMPPLE Pte. Ltd.”.

SIMPPLE Australia Pty Ltd was incorporated in Queensland, Australia on September 6, 2023 as a private company limited by shares, and a wholly owned subsidiary of IFSC under the name “SIMPPLE Australia Pty Ltd”.

On October 21, 2022, we consummated a reorganization (the “Reorganization”), pursuant to which SIMPPLE LTD., our Cayman Islands issuer, became the 100% owner of IFSC. IFSC is the 100% owner of both Gaussian Robotics and SIMPPLE Pte. Ltd., and also is engaged in our facilities management software business, including in connection with the SIMPPLE Ecosystem and SIMPPLE.AI.  In connection with the Reorganization, the former shareholders of IFSC exchanged their IFSC ordinary shares for Ordinary Shares of the Company.

POO Chong Hee, who is a principal of a certain customer, is an indirect beneficial owner of 12.16% our Ordinary Shares. All of our customer contracts with the customer affiliated with Mr. POO have been negotiated at arm’s length.

Our Controlling Shareholder currently owns 57.74% of our Ordinary Shares, which represents 57.74% of the total voting power of our outstanding Ordinary Shares

SIMPPLE LTD.’s Offices

Our principal place of business is 71 Ayer Rajah Crescent #03-07, Singapore 139951. Our registered office in the Cayman Islands is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The telephone and facsimile numbers of our registered office are +65 6816 2194 and +65 6909 6936, respectively. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://www.simpple.ai/. Information contained on our website does not constitute part of this report.

B. Business overview

Overview

Headquartered in Singapore, we are an advanced technology solution provider in the emerging property technology (“PropTech”) space, focused on helping facility owners and managers manage their facilities autonomously. We have developed our proprietary SIMPPLE Ecosystem over 6 years, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

We were founded in 2016 and our initial focus was on the development of a robotic cleaning solution. As cleaning operations usually cover a large area of space, the then-existing robotic solutions and machinery were bulky and not fit for Singapore’s infrastructure. Through the design and development of minimal human intervention cleaning robotics, the Company was able to build a solution to match the specific facility cleaning needs of Singapore’s skyscraper dominant environment. We understood that robotics should not be a standalone solution. Instead, we realized the merits of the fully automated Smart Building model with the integration of robotic solutions. We believe that our ecosystem-focused solution will create more value to building owners and facility managers as often times, data inputs alone are insufficient for efficient operations. Decision-making logic and intelligent task allocation to deployable assets must be built into the platform solution in order to achieve autonomous operations within a facility.

At present, the company’s reach extends out of Singapore and into Australia and the Middle East.

SIMPPLE LTD. is a Cayman Islands exempted company that has four subsidiaries, namely IFSC Pte. Ltd. (“IFSC”), SIMPPLE Pte. Ltd. (“SIMPPLE Pte Ltd”), Gaussian Robotics Pte. Ltd. (“Gaussian Robotics” or GS”) and SIMPPLE Australia Pty Ltd (“SIMPPLE Australia”). IFSC is a wholly owned subsidiary of the issuer; and SIMPPLE Pte Ltd, GS and SIMPPLE Australia are wholly owned by IFSC.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

Strong market presence with established track record

We have a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors. We service 20 out of the 39 Top-Tier Singapore facilities management contractors. We view our management team’s collective industry knowledge and extensive project management experience as valuable in establishing stable relationships and providing strong and sound technical competency to our existing and prospective customers in the domain. We are often invited to industry related trade association events such as Facilities Management Expert Summit (FES 2021) as guest speakers. The management team was also invited for industry focus group consultations by relevant government bodies and major property developers to share on the latest technological developments within the facilities management industry.

Automated Building Management with fully integrated and customized solutions

We are able to identify and understand the specific needs of our customers, which is required to provide integrated and holistic solutions involving a customized integrated mix of IoT sensors, robotics technologies and facility management software. The SIMPPLE ecosystem is currently the only solution in Singapore that has a full integration of the above. With SIMPPLE.AI, SIMPPLE takes that competitive advantage a step further by automating the way facilities are managed.

Through our strong domain expertise in the field of facilities management, we understand the challenges that companies face when adopting standalone solutions that may not integrate with other solutions easily. With our tailored solutions approach, we are able to meet the needs of our clients while providing a user-friendly dashboard for every level of management. We also provide training and development to our clients to ensure that no employee, whether or not a digital native, is left behind as we move towards an era of Smart Building Automation.

SIMPPLE is not only able to integrate with third party IoT sensors and robotics, but we also sell these products under PLUS. This gives the assurance to clients that our technology is integrated out-of-the-box and makes procurement and deployment fuss-free, allowing our customers to deal with one party for all their technological needs for their facility.

Our primary competitors are software companies specializing in facilities management. These software companies focus on a workforce management-based solution with key objectives targeting solely building service contractors. In recent times, IoT devices that can help detect scenarios and trigger a work order to the workforce have become common and often are integrated with the solution. SIMPPLE does better by incorporating the input of robotics as well as the remote operations of robotics for a holistic facility management approach. SIMPPLE has the ability to not only read and visualize robotic data, but also to perform command and control via a proprietary device, thus allowing for a full automated process based on sensor and data input without human intervention.

Our business model attracts not only building service contractors but also facility owners who demand accountability and cost savings through efficiency. This allows for building service contractors using SIMPPLE to secure contracts more easily when competing with other contractors using standard software solutions, as facility owners grow to prefer SIMPPLE over the competition in terms of their offerings.

Strong Channels and Partnerships

SIMPPLE has established strong sales channels with distributors of our products and services, including recognized brands. This allows SIMPPLE to tap on their network to cross sell multiple and new product lines which are relevant to the end clients.

SIMPPLE’s strong partnerships with suppliers also mean that should clients approach our suppliers directly, they would be referred to SIMPPLE to adopt multiple product lines as an ecosystem rather than a procurement of only a singular technology. Approximately 10% of our new sales are generated from referrals made by suppliers.

Proprietary technology platform powered by AI and machine learning

We believe that technology in the field of facilities management will continue to advance from descriptive analytics to predictive, preventive and proactive analytics. Automation will be the new normal as humans and robots interact with one another to live, play and work. Our products are designed with the needs of the future workforce in mind. We have built the SIMPPLE ecosystem as an operating system layer that integrates seamlessly with our robots, IoT sensors and the human workforce, where operations will be autonomous in the future while having minimal human intervention. SIMPPLE was also built to be future-ready, with the architecture being able to integrate with multiple third party IoT devices and robotics as well as other software platforms if required.

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

Product Improvement through Research and Development

As our SIMPPLE Ecosystem is already able to integrate with off-the-rack IoT devices such as cameras and sensors, we intend to further explore other competent IoT equipment to potentially integrate with and enhance our product capabilities. We plan to refine SIMPPLE.AI’s capabilities through extensive training on the Artificial Intelligence model to detect new and more objects through enhanced video analytics and build scenarios to act upon based on the requirements of building owners and facility managers. That said, we plan to embark on more pilot programs and customer engagements with service buyers to build our brand awareness and further improve our features suited to the end-users.

On the hardware front with robots, we intend to expand service capacity through the use of technology. Our past technology initiatives include the use of autonomous floor scrubbing robots equipped with real-time monitoring and self-docking capabilities to perform cleaning services. We have also explored the integration of security features on our cleaning robots, which would allow the robots to double up as a security guard when cleaning operations are not required. Such initiatives have allowed us to expand our service capacity by leveraging technology instead of increasing our reliance on manpower in a traditionally labor-intensive industry. We also aim to secure intellectual properties in relation to the development of robotics, integrate sustainability into product sourcing and environmental marketing.

Geographic Expansion

We intend to establish ourselves as an international technology player in the facilities management industry. While our operations are currently almost exclusively based in Singapore, we are scaling our business into overseas markets by partnering with robot distributors and progressive facility owners. We have identified Australia, Canada, Hong Kong, Japan, the Middle East, the United Kingdom and the United States as target markets for expansion.

Expansion Through Organic Growth and Acquisitions

Organic Growth into New Market Segments

We intend to grow our portfolio of clientele by expanding our coverage to include segments of the market where we currently do not have a presence or only have a small presence, such as aviation spaces, healthcare centers and hospitals, hotels, industrial centers and residential estates.

Strategic Alliances.

The Company has signed a memorandum of understanding (“MOU”) with a large IoT manufacturer with market presence in over 70 countries, enabling us to build our partner’s software analytics platform based on SIMPPLE Software. The potential partnership will support SIMPPLE’s market penetration globally into various facilities by complementing our software with physical sensors as a product when marketed to potential customers. The scope of the memorandum of understanding includes integrating and marketing each party’s solutions to end-users in Singapore and overseas, and the development of joint commercial sales kit to market the party’s sensors and software as an ecosystem solution as part of both party’s internationalization plans. The memorandum of understanding does not provide certain key financial terms, such as the costs to be borne by each party and the share of any revenues to be realized from the project; these terms are to be negotiated and reflected in the definitive agreement.

Acquisition Opportunities

We also intend to pursue suitable inorganic growth opportunities such as acquisitions, joint ventures, and strategic alliances to expand our suite of solutions in the facilities management space. For example, potential acquisitions or strategic investment targets may include: (1) companies with deep technical capabilities in artificial intelligence, vision analytics and computer visioning, (2) companies with a large customer user base in the facilities management sector, (3) companies that the Company can vertically or horizontally integrate with to bring more value to property developers and facility owners and (4) distributors of technology and equipment in the facilities management space. We may also acquire or team up with companies that provide complementary services in new markets segments such as those described above. We believe that building up a comprehensive suite of facilities services technologies will enable us to maintain our competitive edge and attract building owners to adopt our integrated and holistic solution.

Other Opportunities for Expansion

We plan to improve our product and service offerings, creating more value for our customers and reach out to a global audience.

Guided by mega-trends such as rising population and increased world-wide technology adoption, the Company sees itself leading the change in the facility management industry delivering the next-generation PropTech solution to meet the needs of building owners and facility managers, which includes technological advances such as data and analytics, artificial intelligence and machine learning. As such, we have outlined four key strategic thrusts to expand the business in this growing market for connected systems in facilities management industry:

•	Contribute to Industry Transformation

•	Accelerate Focused Innovation and Technology

•	Develop Strategic Partnerships

•	Grow Rapidly

Contribute to Industry Transformation

The facilities management industry is rapidly transforming due to a wide range of applications that can now be addressed by the growing availability of cost-effective technologies such as IoT devices, building information modeling, surveillance cameras, among others; and these new technologies have become more easily accessible to the market. However, the Company has observed a lack of a singular A.I.-driven platform that harnesses the power of various technologies and can be applied to resolve issues that were never thought possible just a few years before.

From our inception, we have understood the importance of being at the core of the industry so that we can be a key enabler of transformation from within. We achieved this by being involved in relevant industry-leading forums such as industry associations and various sector-led government agencies. Our active contributions to the industry have made us a recognizable technology provider in Singapore as evidenced by the technology trials, innovation grant awards and press that we have been featured in. Such innovation grant awards (“Innovation Grants”) include the Enterprise Development Grants awarded to Gaussian Robotics Pte. Ltd. and SIMPPLE Pte. Ltd. by Enterprise Singapore. See: “Awards and Accreditations” for more information. The Company retains ownership to all intellectual property developed pursuant to these Innovation Grants.

Being at the core of the industry enabled us to gain an in-depth understanding of the domain, which proved to be critical to ensure that the end product not only addresses real-world industry issues, but also creates significant value for the end-users/clients.

We plan to continue to invest our time and resources in this area, especially as we expand to new markets and territories globally.

Accelerate Focused Innovation and Technology

The world is undergoing an era of rapid change in all aspects of life and business. In addition, the global response to the COVID-19 pandemic has further accelerated the adoption of technology to a point that businesses have no choice but to transform as well. The facilities management industry was one of the sectors that was the most impacted by this change and as such an overwhelming number of problem statements and use cases have surfaced. While this presents an unprecedented opportunity for our business to thrive, we understand the risks and opportunity costs associated with trying to solve everything for everyone.

We focus on ‘innovation that matters’. This resulted in a gated approach in our Research & Development that we use to this day. Every module, functionality and feature of our technology stack is systematically proposed, assessed and prioritized based on the business imperatives for the year. This allows us to focus our resources in developing quality products that can be applied effectively in the industry.

Specifically on our current research and development efforts, we intend to further explore other competent IoT equipment to integrate and enhance our product capabilities. We plan to refine our SIMPPLE.AI’s operating system’s intelligence capabilities through extensive training on the Computer Vision model to detect new and more objects through enhanced video analytics and build scenarios to act upon based on the requirements of building owners and facility managers. On the hardware front with robotics, we intend to expand service capacity and reduce our environmental footprint through the use of technology. Our past technology initiatives include the use of autonomous floor cleaning robots equipped with real-time monitoring and self-docking capabilities to perform cleaning services. We have also developed security integration on the cleaning robots, which would add a security feature that doubles up as a security guard when cleaning operations are not required. Such initiatives have allowed us to expand our service capacity by leveraging technology instead of increasing our reliance on manpower in a traditionally labor-intensive industry.

Our focus on applied innovation has enabled us to make a significant impact on the industry despite our short history. We feel that this is a strategy that we must continue to employ to ensure that we deliver solutions that are valuable and sustainable.

OUR BUSINESS OPERATIONS

The SIMPPLE ECOSYSTEM

The SIMPPLE Ecosystem represents the Company’s technology suite, which encompasses robotics hardware and a software system that can operate in unison to deliver a comprehensive workforce management solution to our clients. These technology components can be used individually or combined together, depending on the client’s objectives. These consist of:

“SIMPPLE Software” - a software platform that helps facilities owners, managers and contractors better manage their facility;

“PLUS” - complimentary peripherals such as IoT sensors and robotic solutions that add value to the entire ecosystem that the company distributes, sells and manages; and

“SIMPPLE.AI” - the next generation facilities management Autonomic Intelligence Engine that powers SIMPPLE Software and PLUS together to automate Smart Buildings of the future.

SIMPPLE Software

SIMPPLE Software is the Company’s proprietary facilities management-centric workforce and resource management system that enables clients to monitor, analyze and manage the use of their resources in any given facility. With three main modules - (a) Quality Management, (b) Workflow Management and (c) People Management, SIMPPLE Software is a real-time and closed-loop operations workflow system that efficiently manages the client’s facilities management team by increasing productivity, improving accountability and reducing cost.

The power of SIMPPLE Software lies in its analytics and data visualization. Developed over multiple iterations and amalgamating various client requirements and feedback, the latest evolution of the SIMPPLE Software visualization dashboard provides an intuitive and user-friendly view of a building’s operational status in real time. The Company also has developed “Insights”, which are short interpretation sentences for each key indicator to give facility managers a direct understanding of data. The power of ‘Insights’ lies in its correlation with Big Data and external variances so that it is able to eliminate outliers and/or predict trends through machine learning algorithms to alter the operations within a facility.

When integrated with other components within the SIMPPLE Ecosystem such as PLUS and SIMPPLE.AI, users of this system will be equipped with all the information required to manage and automate the facility in real-time.

Quality Management

The experience that a guest encounters at any facility is a direct representation of how well a building is maintained and managed. This translates to key performance indicators that building managers set on cleanliness, security and the upkeep of a building as well as measures to reduce risks and liabilities. A key component of SIMPPLE Software - the Quality Management module - was initially developed for Singapore’s largest metro provider and is currently used by many private hospital groups, public and private education institutions such as universities, junior and high schools and retail malls as the management software for services in their facility.

It is the Company’s core belief that the amount of resources and workforce dedicated to facilities management is directly correlated to the quality standards defined within the facility. The higher the service quality, the lower the number of ad hoc work tasks and incidents, which translates to lower liability and in turn lower insurance premiums. SIMPPLE’s Quality Management module in SIMPPLE Software is a purpose-built audit management system designed specifically for the facilities management industry. Utilizing this digitized system (compared to “pen-and-paper”), facility managers are now able to conduct independent or joint-contractor audits that can, among other things:

•	Calculate scores based on client requirements;

•	Provide date & time stamp pictures with annotations;

•	Generate reports with geo-location;

•	Capture signatures for immediate accountability;

•	Schedule individual and joint inspections;

•	Acknowledge task completions; and

•	Provide automated task ticketing to internal personnel or external contractors

Gaining insights into a facility’s current quality status requires data inputs from static sensors such as IoT devices, inputs from facility staff as well as members of the public so that the community is constantly keeping the facility safe, clean and accountable.

SIMPPLE’s Feedback sub-module is an undemanding component of the SIMPPLE Ecosystem that leverages on IoT devices and QR codes to give a spatial awareness of a facility’s existing state and complete a myriad of tasks, such as:

•	Feedback System – For members of public to easily provide feedback;

•	Digital Toilet Card – To record cleaner’s attendance and feedback for improvements;

•	Location tags for SIMPPLE’s Audit Forms – Incorporate QR Codes for ease of use and verification;

•	Smart Sensors – Automatically generate a guest experience index based on the usage of an area, as well as perception of toilets and specific areas based on smell and consumables available.

In addition, the Quality Management module is fully integrated with the other modules within the SIMPPLE Ecosystem so that when a part of the facility is not satisfactory in terms of performance indicators, the Workflow Management module will automatically trigger a work rectification order and the response time and rectification results can be captured and presented in the same report.

The business analytics and technological insights helped a private hospital group in Singapore to achieve over 91% in service quality improvements and won the Royal Institute of Chartered Surveyors (RICS - SEA) Innovation award in 2020.

Workflow Management

Our Workflow Management module is the “muscle” behind the SIMPPLE Ecosystem, it streamlines the various workflows across multi disciplines and takes in the data input of IoT sensors, audits, CCTV infrastructure and Feedback modules to correlate with key performance indicators set forth in the Quality Management module. It then automates the workflows based on rules set by the facility manager.

SIMPPLE’s Workflow Management module goes beyond the typical workforce management modules as it not only tracks tasks by human workforce, but also integrates with existing robots and facility assets to automate the workflow, for an end-to-end deployment. Users have the options to utilize in-app notifications and widgets for functionality, as well as third party messaging platforms such as WhatsApp to notify resources or third party contractors of scheduled or outstanding tasks at hand. This allows for easy adoption across users of various skill sets.

To ensure a building’s upkeep is maintained to the desired quality, various workflows across multi disciplines need to work cohesively together to ensure that productivity and efficiency are optimized. The Workflow Management module includes the visualization and analysis of data from IoT sensors, the operations and scheduling of work staff as well as available assets on site such as robotics and other building assets such as ventilators, HVAC systems, elevators etc.

People Management

As much as smart facilities can be automated with workflows, the most important factors are the janitors, security guards and maintenance technicians who are key in ensuring that a facility is running smoothly. SIMPPLE’s People Management module consists of the following sub-modules:

Facial recognition attendance module

Staff Performance module

Through these two sub-modules, a facility utilizing the SIMPPLE Ecosystem is aware of the human resources the site has and can work together with the Workflow Management module to send tasks out to the right persons at the right times. The intertwined modules operate logically and are able to take in shift timings and task durations to ensure the most efficient and logical workflow, thus ensuring user buy-in and reducing scheduling difficulties.

A future development of the People Management module would extend into gamification, encouraging workers to complete tasks and take on additional tasks should their efficiency be above average. The rewards could come in the form of tokens which they would then be able to exchange for incentive rewards that the facility or the contractor has allocated for staff incentives. To spur adoption amongst users, SIMPPLE would also incentivize users through non-financial rewards such as recognition of skill sets and efficiency through badges. These badges could follow a user regardless of the facility or employer and would be a point of difference in their recruitment and performance evaluation. Once we complete our development of this gamification feature, we would explore expanding the system for the gig economy to fill short term load demands as well as expand the marketplace offering for complimentary services.

The most important factors in building maintenance are the people who maintain it. The People Management module uses facial recognition capabilities to determine attendance so that workflows from the Workflow Management module can be automatically assigned to them and tracked for performance evaluation by their supervisors.

SIMPPLE PLUS

SIMPPLE PLUS is our product line that carries pre-approved third-party products that add value within the SIMPPLE Ecosystem. These are specially curated technology components that provide important functions within the Ecosystem that SIMPPLE does not produce but instead aggregates within existing systems for the benefit of its customers. Some examples of SIMPPLE PLUS products include video analytics-ready surveillance cameras and IoT sensors that help SIMPPLE visualize a spatial awareness of a facility. To ensure high quality and reliability of these components, these products undergo stringent testing and mandatory integration process from proof-of-concept to beta testing to systems integration testing. Commercially, the supply of these components is governed by a strict procurement process that minimizes supply chain issues. We mitigate any supply chain disruptions through careful demand planning as sales cycles are typically four months long and fulfillment of orders are normally fulfilled within two months, negating big disruptions in supply while maintaining sufficient stock. Should supply chain delays be longer than expected, we will utilize existing demo units (units provided to the client free-of-cost for demonstration or testing purposes and not to be re-sold) to perform all set up, tests and operations and porting the information to the new machine once it arrives to minimize downtimes to clients. We both sell and lease our SIMPPLE PLUS products.

SIMPPLE PLUS consists of peripherals which are integrated with SIMPPLE platform in order to add value above and beyond the standalone function of each peripheral technology. These specially curated technology components are pre-approved and sold to clients as a package, easing their convenience to purchase and reinforcing the Ecosystem concept that SIMPPLE provides as a one-stop-shop for all things facility technology. SIMPPLE PLUS consists of the following:

 IoT Devices

IoT devices act as nodes for information collection and are placed in strategic locations within a facility so that SIMPPLE platform will be able to make use of these data to derive information so that appropriate action could be taken. Popular IoT devices include Smart Toilet Sensors that are people traffic counters and ammonia sensors to draw data on toilet usage and condition to optimize cleaning schedules. Other sensors that give information on facility assets such as water and electrical meters as well as CCTVs and their integration also help SIMPPLE platform be spatially aware of a facility. To date, SIMPPLE LTD. has deployed approximately 3,000 IoT Devices in almost 400 buildings.

Robotics

Since 2016, the Company has been distributing, deploying, and maintaining FM-related robots such as robotic sweepers, scrubbers, automated guided vehicles and security bots. When integrated within SIMPPLE Software, the robot becomes a seamless extended resource that can be managed alongside the human workforce. SIMPPLE currently is a distributor for Shanghai Gaoxian. The Company also plans to distribute other brands of robots and functions as part of the larger SIMPPLE robotics offering. Our customers have the option to purchase or lease our SIMPPLE robotics products.

The current product models currently distributed by our company are:

•

Gaussian Robotics ECOBOT Scrub 75 – With operational times spanning over 6 hours, the ECOBOT Scrub 75 is suitable for large facilities in a single floor plate where it can clean up to almost 110,000 square feet in a single operation.

•

Gaussian Robotics ECOBOT Scrub 50 – With a cleaning width of approximately 50cm, the ECOBOT Scrub 50 is a fully automated and robotized hard floor scrubber that has the ability to charge itself, and reduce maintenance cycles when coupled with a base station. It is best suited for high rise buildings as the ECOBOT Scrub 50 has the ability to take elevators and open doors with the addition of SIMPPLE Command (a small CPU which enables the ECOBOT Scrub 50 to remotely control elevators and doors) for a combined cleaning capability of up to approximately 33,000 square feet in a single operation

•

Gaussian Robotics ECOBOT Sweep 40 – Built on the same concept as the ECOBOT Scrub 50 but as a carpet vacuum and hard floor sweeper, the ECOBOT Sweep 40 is able to cover up to slightly more than 20,000 square feet in a single operation.

In addition, through our expertise in designing robotics and computer vision, the team has built a stand-alone security module that can be attached to two models of cleaning robots that we sell, so it adds value to clients by converting it into a “2-in-1” cleaning and security robot. The security video analysis is processed onboard for data security and future applications can be applied to any facility robot that has an API for integration, opening the opportunity to onboard and distribute a wider range of robots and increasing the value to end clients. The current product models for the add-on security modules are available for: the Gaussian Robotics ECOBOT Scrub 50 and the Gaussian Robotics ECOBOT Sweep 40 models.

Facility Assets

SIMPPLE has integrated with various facility assets such as doors, elevators and CCTV infrastructure to enable autonomous movement of robotics and human workforce as well as to monitor a site through SIMPPLE.AI. Development plans include monitoring water, HVAC and other facility infrastructure so that facility owners and managers get a one-stop dashboard on all facility-related data which can then correlate with other information through SIMPPLE Software for more intelligent business intelligence.

SIMPPLE.AI

SIMPPLE.AI is the next generation facilities management software, when market ready, is expected to empower the SIMPPLE Software through an Autonomic Intelligence Engine (“A.I.E”) that can automate robotic and human workforce deployments. With the information processed through SIMPPLE Software and PLUS, the operations in the facility can be automated through incident detection and asset deployment. The A.I.E is expected to automatically detect issues, decide on remedial actions, and deploy assets such as robotics and the human workforce, thus dynamically managing a premise and often without human intervention. Instead of traditional multiple disparate software systems, building owners and facility managers are now able to easily integrate can simply plug-in SIMPPLE Software with SIMPPLE.AI into a standalone Building Management System and Facilities Maintenance Management System to manage their assets better in an integrated system.

We envision SIMPPLE.AI becoming the “brain” behind the SIMPPLE Software. SIMPPLE.AI is expected to increases the value offering that the SIMPPLE Software gives in letting a facility “take care of itself”. The SIMPPLE.AI project is currently undergoing Proof-of-Value with some of the largest property developers in Singapore and is funded by the Singapore Government through an Innovation Grant call for proposals. Such Innovation Grants include the Enterprise Develop Grants awarded to Gaussian Robotics Pte. Ltd. and to SIMPPLE Pte. Ltd. by Enterprise Singapore. We anticipate that SIMPPLE.AI will drastically change the way facilities are managed and maintained. SIMPPLE.AI is a natural progression for clients currently using SIMPPLE Software and the additional value is expected to exponentially increase revenues while providing facility owners even greater value.

Revenue Streams

We are a provider of integrated solutions consisting of our SIMPPLE Software SaaS platform, FM-specific robotic hardware and 3rd party IoT devices. Our revenue streams are categorized as follows:

1. SIMPPLE Software SaaS Platform

The revenue model for SIMPPLE platform stems from two sources: (a) one-time professional services fee for project set-up, testing, training and commissioning; and (b) recurring software-as-a-Service (“SaaS”) user license subscription fees.

Our target customers are property developers or building owners, facilities management companies, and service contractors such as environmental services companies, security agencies, horticulture and maintenance companies. These customer segments account for almost all of SIMPPLE platform’s revenue stream. Our target customers include mostly Building Service Contractors (BSC), accounting for 99% of our SIMPLE Platform revenue. Other customer sources also include Facility Management Companies (FMC) and Building Owners.

Facilities management and related contracts typically run from 2 to 5 years depending on the contract owner and our subscription duration usually runs back-to-back with the customer. Contract owners usually start planning for operational continuity 3 to 6 months for brownfield projects and up to 12 months for greenfield projects. Our average sales cycle for SIMPPLE platform is 4 months from lead qualification to booking. Our revenue model for SIMPPLE platform is a SaaS model consisting of monthly user-based subscriptions and a one-time professional service fee that includes project management, configuration and training. This model ensures cash flow optimization while minimizing ongoing contractual administration.

2. PLUS Business Model

PLUS is a product line that carries pre-approved third-party products that adds value to the SIMPPLE platform. These are specially curated technology components that the Company does not produce but instead aggregates on the platform to benefit its customers. Some examples of PLUS products include video analytics-ready surveillance cameras, people counter sensors and other FM-specific IoT devices. Beyond IoT and surveillance cameras, the Company also distributes, deploys, and maintains FM-related robots including ECOBOT products such as robotic sweepers, scrubbers, Automated Guided Vehicles and security bots which can be integrated with the SIMPPLE platform.

The PLUS product line complements SIMPPLE Software. Similar to the SIMPPLE Software, PLUS target customers are mainly building owners, facility management companies, as well as service contractors such as environmental services companies, security agencies, horticulture and maintenance companies. These customer segments account for almost all of PLUS revenue stream. Facility management and related contracts typically run from 2 to 5 years depending on the contract owner and the Company’s contract duration usually run back-to-back with the customer, unless they directly purchase the Company’s systems (e.g. robotics and cameras). Contract owners usually start planning for operational continuity 3 to 6 months for brownfield projects and up to 12 months for greenfield projects. Our average sales cycle for PLUS is 4 months from lead qualification to booking. Our revenue model for PLUS comprises hardware purchases (one-off capital expense), monthly user-based subscriptions and a one-time professional service fee that includes project management, platform configuration and training. This model ensures cash flow optimization while minimizing ongoing contractual administration.

3. SIMPPLE.AI Business Model

Upon the rollout of SIMPPLE.AI, our software is anticipated to generate revenue from SaaS licensing based on each building. In certain markets where the emphasis may be on liability reduction rather than efficiency, we may explore a revenue model where we partake in a cost-savings sharing model on the reduction of insurance premiums, if that sum exceeds the SaaS licensing based on each building.

Building owners are the key customer target segment. SIMPPLE.AI is an optional artificial intelligence engine upgrade to the SIMPPLE platform. SIMPPLE.AI engine enables SIMPPLE platform to provide seamless workflow automation through the use of machine learning and additional algorithms, thus providing increased adaptability and productivity to everyday operations.

While this product has not been commercialized, the intended revenue model for SIMPPLE.AI consists of professional services costs such as setup installation and integration, training courses, and the recurring SaaS model building subscription license.

OUR CONTRACTS AND PORTFOLIO

We typically enter into Purchase Orders with clients who use our SIMPPLE Ecosystem. Depending on the client’s requirements, we may charge our clients for (1) a one-time professional services fee for project set-up, testing, training and commissioning; and/or (2) recurring Software-as-a-Service (“SaaS”) user license subscription fees.

Salient Terms of Purchase Orders

Our purchase orders typically include the following terms:

Billed Address and Shipping Address. We typically outline the billing address and shipping address.

Payment terms. We typically list the payment terms, which is normally 60 days.

Item and Quantity. We typically list our reference for the items, the quantity unit and per unit price.

OUR MAJOR CUSTOMERS

Our major customers which accounted for 5.0% or more of our total revenue for FY 2023, 2022 and 2021 are as follows:

		Percentage of total revenue (%)
Customer	Service provided	FY 2023	FY 2022	FY 2021
SMRT Corporation Ltd	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	38%	-	-
Klenco	Simpple Plus Robotics	15%	15%	19%
ISS Facility Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	11%	5%	14%
Weishen Industrial Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	7%	49%	30%
Patec Pte Ltd	Simpple Plus Robotics	-	5%	8%

From 2021 onwards, the Company sought to distribute its products and services through distributors to widen the customer base. In addition, the company also onboarded more key accounts from the list of FM02-L6 contractors such as ISS Facility Services, which helped the company scale faster.

Except as disclosed above, our Directors are of the view that, as of December 31, 2023, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

None of these persons or entities owns 5% or more of our Shares; and all our customer contracts with the customers affiliated with these principals are negotiated at arm’s length.

OUR MAJOR SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2023, 2022 and 2021 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2023	FY 2022	FY 2021
Shanghai Gaoxian Automation Technology Development Co., Ltd.	Robots	84%	75%	49%

Unabiz Pte. Ltd.	Hardware Sensors and Technology	-	6%	7%

We are currently the distributor of Shanghai Gaoxian’s FM-related robotics such as robotic sweepers, scrubbers, Automated Guided Vehicles and security bots in Singapore. Our distribution rights are derived from a Diamond Business Partner Agreement effective as of February 1, 2024 with Shanghai Gaoxian through its holding entity Gaussian Robotics Holdings Limited (the “Distribution Agreement”). The Distribution Agreement grants to the Company a three-year distribution right to distribute Shanghai Gaoxian’s Ecobot product line in Singapore, and these distribution rights will automatically renew for additional successive one-year terms unless terminated by either party.

Except as disclosed above, our Directors are of the view that, as of December 31, 2023, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

As of the date of this report, none of our Directors or Major Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. We believe that our primary competitors are software companies serving approximately 1,500 building services contractors licensed by NEA in Singapore such as Smart Clean, Gabkotech, Convergent and Swipe Task. These software companies operate in a similar space and offer software as a service as well as IoT sensors that could be linked to their platform.

Our competitive edge comes from our positioning as a holistic facilities management platform that not only includes software and IoT sensors, but also robotics. This has allowed for the majority of the large building services contractors in Singapore to deploy our solutions over our competition.

Globally, we see major software companies such as Team Software and IoT manufacturers such as Unabiz to be our potential competition. We believe that our tried and tested holistic solution in Singapore would present a strong alternative to the existing competition and have started to partner with IoT manufacturers instead of competing with them to acquire market share.

INSURANCE

As of the date of the Report, certain of our subsidiaries have taken out group hospital and surgical policies, foreign worker medical policies, and performance bond insurances, in respect of our employees, as well as insurance in accordance with WICA. We may be required to take up additional insurance policies in compliance with specific customer requirements as well. Such additional insurance includes public liability insurance.

The above insurance policies are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties and assets as and when the need arises.

FACILITIES

Our principal place of business is 71 Ayer Rajah Crescent #03-07/08/09, Singapore 139951, where we lease approximately 2,959 square feet of office space. We also further leased offices at 71 Ayer Rajah Crescent #03-06, Singapore where we lease approximately 976 square feet of office space. Our offices are leased under two leases which both expire on November 2, 2025. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of the date of this Report, our Group had a workforce of 68 individuals, comprising employees and interns who are located within our offices at 71 Ayer Rajah Crescent in Singapore or who work remotely in Australia.

COVID-19 Impact

Due to the COVID-19 pandemic outbreak, the FM market has grown significantly as Governments in the worst affected countries invested into facilities management services. During that period, FM managers manage their workforce either remotely or within a socially distant workplace. The facility management team has been responsible for the implementation of prevention and control strategies in the workplace, including evaluation of janitorial schedules, daily cleaning practices, spot sterilization, and workplace-specific sanitization standards.

In light of the COVID-19 developments, facility service providers developed their business model to include an end-to-end facility management solution, including adoption of technology to facilitate work-from-home. The adoption of cloud-based solutions saw an accelerated uptake. A cloud-based platform is able to manage sensor-based bridge infrastructures and smart machinery, as well as support multiple facilities. This enables facility managers and building owners to optimize resource utilization and improve cooperation across teams, reduce operating expenses (e.g. repair and maintenance) as well as improve customer satisfaction.

LEGAL PROCEEDINGS

To our knowledge, we are not a party to any legal or governmental proceedings (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition, or results of operations.

LICENSES

As of the date of this report, our Group does not hold any approvals or permissions from any governmental authority to conduct its business operations (collectively, “Licenses”) and we are not required to obtain any such Licenses as of the date of this report. We may be required under the relevant laws and regulations of Singapore to hold certain Licenses in order to conduct our business operations in the future.

Regulations

As our material business operations are conducted in Singapore, we are subject to the relevant laws and regulations of Singapore and may be affected by policies which may be introduced by the Singaporean government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations below. However, we believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this Report, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. As an employer in Singapore, IFSC is required to adhere to the WSHA and adopt these measures to ensure the safety and health of its employees and persons (not being the IFSC’s employees) who may be affected by any undertaking carried on by him in IFSC’s office premises.

Under the WSHA, the Commissioner for Workplace Safety and Health (“Commissioner”) may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition. IFSC has never been served with such a remedial or stop-work order.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner of the accident within 10 days after the date the employer first has notice of the accident.

Being an employer in Singapore, IFSC is required to adhere to the WSHIR reporting requirements in the situation where any accident at IFSC’s office premises or workplace occurs which results in the injury or death of any employee.

IFSC has never been required to submit any such report under Regulation 4 of the WSHIR and has only submitted 1 report under Regulation 6 of the WSHIR since 2020.

Work Injury Compensation Act 2019 of Singapore (“WICA”)

WICA provides that if any employment personal injury by accident arises out of and in the course of employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of WICA. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

In this regard, IFSC, being an employer in Singapore, has obtained a contract for insurance in accordance with WICA. In the past 3 years, only one of our employees has experienced a workplace injury that is subject to WICA jurisdiction.

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

All employees of IFSC are covered under the Employment Act and granted the aforementioned rights.

Employment of Foreign Manpower Act 1990 of Singapore

The employment of foreign workers in Singapore is governed by the EFMA and regulated by MOM. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

(i)

in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

IFSC has one employee who is covered by the EFMA and has obtained a valid work pass. We believe that we are in compliance with its requirements.

Regulations on Data Protection and Information Security

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to the higher of S$1,000,000 or 10% of the organization’s annual turnover in Singapore (for an organization whose annual turnover in Singapore exceeds S$10,000,000).

In the course of operating their businesses, the Company’s subsidiaries collect and use personal data from consenting customers. The Company’s subsidiaries have implemented various processes to safeguard the personal data collected from its customers, which include the appointment of a Data Protection Officer with an appropriate level of knowledge and specific responsibilities to ensure data protection within the Group, as well as providing data protection training to all employees of the Company’s subsidiaries.

The Company’s subsidiaries believe that they are in compliance with all PDPA requirements. In addition, IFSC has been certified ISO 27001 compliant since May 2023, demonstrating the company’s ability to meet the minimum threshold expected to protect personal data. IFSC is also ISO 9001 certified, which shows that the internal processes to ensure data security are in place.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. The Company believes that it is in compliance with the provisions of the CDSA and the TSOFA.

As Singapore incorporated companies, the Company’s subsidiaries must generally comply with the provisions of the CDSA and TSOFA. The Company’s subsidiaries believe that they are in compliance with the provisions of the CDSA and the TSOFA.

C. Organizational structure.

The chart below identifies our subsidiaries as of the date of this Report

Name	Background	Ownership
IFSC Pte. Ltd.	Incorporated on March 18, 2016 as a private company limited by shares under the laws of Singapore	100% owned by SIMPPLE LTD.
Gaussian Robotics Pte. Ltd.	Incorporated on May 18, 2017 as a private company limited by shares under the laws of Singapore. Acquired by IFSC Pte. Ltd. on August 15, 2017	100% owned by IFSC Pte. Ltd.
SIMPPLE Pte. Ltd.	Incorporated on October 13, 2020 as a private company limited by shares under the laws of Singapore	100% owned by IFSC Pte. Ltd.
SIMPPLE Australia Pty Ltd	Incorporated on September 6, 2023 as a private company limited by shares under the laws of Australia	100% owned by IFSC Pte. Ltd.

SIMPPLE LTD. was incorporated in the Cayman Islands on August 24, 2022 as an exempted company under the name “SIMPPLE LTD.”

IFSC was incorporated in Singapore on March 18, 2016 as a private company limited by shares under the name “IFSC Pte. Ltd.”

Gaussian Robotics was incorporated in Singapore on May 18, 2017 as a private company limited by shares under the name “Gaussian Robotics Pte. Ltd.”. Gaussian Robotics became a wholly owned subsidiary of IFSC on August 15, 2017.

SIMPPLE Pte. Ltd. was incorporated in Singapore on October 13, 2020 as a private company limited by shares, and a wholly owned subsidiary of IFSC under the name “SIMPPLE Pte. Ltd.”.

SIMPPLE Australia Pty Ltd was incorporated in Queensland, Australia on September 6, 2023 as a private company limited by shares, and a wholly owned subsidiary of IFSC under the name “SIMPPLE Australia Pty Ltd”.

On October 21, 2022, we consummated a reorganization (the “Reorganization”), pursuant to which SIMPPLE LTD., our Cayman Islands issuer, became the 100% owner of IFSC. IFSC is the 100% owner of both Gaussian Robotics and SIMPPLE Pte. Ltd., and also is engaged in our facilities management software business, including in connection with the SIMPPLE Ecosystem and SIMPPLE.AI.  In connection with the Reorganization, the former shareholders of IFSC exchanged their IFSC ordinary shares for Ordinary Shares of the Company.

POO Chong Hee, who is a principal of a certain customer, is an indirect beneficial owner of 12.16% of our Ordinary Shares.

Our Controlling Shareholder own 57.74% of our Ordinary Shares, which represent 57.74% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors - Risks Relating to Management, Governance and Ownership.”

On September 12, 2023, SIMPPLE LTD. (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Maxim Group LLC, as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,602,000 Ordinary Shares, par value $0.0001 per share at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 was declared effective by the Commission on September 12, 2023. On September 15, 2023, the Company consummated its IPO.

On September 15, 2023 the Company issued Representative’s Warrants to purchase up to 80,100 Ordinary Shares at $6.30 per share to Maxim Group LLP, substantially in the form attached as annexure V to the form of underwriting agreement attached as Exhibit 1.1 hereto and incorporated herein by reference.

On September 21, 2023, Maxim Group LLC notified the Company of their decision to exercise the over-allotment option to purchase an additional 100,000 Ordinary Share at a price of $5.25 per share. The closing for the sale of the over-allotment shares took place on September 22, 2023.

On October 4, 2023, Maxim Group LLC notified the Company of their decision to exercise the over-allotment option to purchase an additional 60,300 Ordinary Share at a price of $5.25 per share. The closing for the sale of the over-allotment shares took place on October 6, 2023.

D. Property, plant and equipment.

We do not own any real property.

Our principal place of business is 71 Ayer Rajah Crescent #03-07/08/09, Singapore 139951, where we lease approximately 2,959 square feet of office space. We also further leased offices at 71 Ayer Rajah Crescent #03-06, Singapore where we lease approximately 976 square feet of office space. Our offices are leased under two leases which both expire on November 2, 2025. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in “Item 3. Key Information — D. Risk Factors” and the section titled “Cautionary Note Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.

Exchange rate information

The functional currency for SIMPPLE is the Singapore Dollar (“S$”), which is also the subsidiaries IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd.’s functional currency. The Company uses Singapore Dollar (“S$”) as its reporting currency.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.7580 = S$1, as set forth in the statistical release of the Federal Reserve System on December 29, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

5A. Operating results

Factors affecting our performance

Inflationary pressure on costs

Inflation has hit SIMPPLE on multiple fronts. The Company faces increased cost of sales due to rising prices of labor and materials, squeezing margins and limiting investments in research and development. On the robotic hardware distribution front, the increase in cost of stock, logistics and key components has led to weaker margins amidst competition from other brands. Meanwhile the cost of research and development of software has also increased substantially due to increased salaries and employee entitlements. In addition, as we expand beyond Singapore, the variations in inflation rates across different countries may impact currency exchange rates, staff costs, and overall profitability in international markets. Interest rates rose in response to inflation causing borrowing costs to increase.

Growth arising from our strategic partnerships

We may meticulously pursue partnerships that we believe are strategic, complementing and adding value to our current operations and state-of-the-art technology. The contributions, experience, and connections that our partner can provide will directly impact the results of our operations and financial health in the future.

Industry adoption of solutions

Our business results of operations are highly dependent on the demand and adoption of our facilities management solutions by facility owners and facility management companies in Singapore. Moreover, the facility management systems industry in Singapore is relatively small and has barely reached its full capacity with potential demand expected to remain high. With limited human capital moving into the facility management industry and rising costs of labor due to the Singapore progressive wage model (similar to minimum wage implementation), the facility management industry in Singapore is one of the fastest adopters of technology to mitigate tight labor challenges. Government support through grants also eases the cost of technology adoption, which encourages competition. However, the Singapore market remains small due to the geographic limitations and suits companies like SIMPPLE which performs R&D and product-market fit testing in an industry which embraces these technologies before exporting the tested solutions overseas.

Competition from industry players affecting our pricing and terms

Apart from us, there are numerous robot equipment suppliers here in Singapore and the region, making the competition high in the robot equipment supply industry. To compete against other manufacturers and to penetrate specific sectors, our pricing and terms will have to be fair and reasonable for us to gain a strong foothold in new market sectors, expanding our presence and customer base.

Fluctuations in the cost of sales

Freight charges and staff costs relating to our ECOBOT are one of the most significant components of our cost of sales. Therefore, shipping and staff costs will be determined by the demand for ECOBOT. An increase in demand for ECOBOT will significantly surge profits; however, an upward change in shipping and staff costs would negatively impact the results of our operations.

Results of Operations

Comparison of Years Ended December 31, 2023, and 2022

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$	S$	S$	% change	% change
Revenue	4,686,925	6,510,169	4,179,300	-28%	56%
Cost of revenues	(2,244,486)	(2,910,873)	(1,852,751)	-23%	57%
Gross profit	2,442,439	3,599,296	2,326,549	-32%	55%

Operating expenses:
General and administrative expenses (including IPO related expenses)	(9,991,300)	(4,572,654)	(2,270,830)	119%	101%
Total operating expenses	(9,991,300)	(4,572,654)	(2,270,830)	119%	101%

(Loss) income from operations	(7,548,861)	(973,358)	55,719	676%	-1,847%

Other income (loss):
Other income	265,208	441,341	390,013	-40%	13%
Interest expense	(183,046)	(130,868)	(157,147)	40%	-17%
Other expense	(81,088)	(5,946)	(55,694)	1,264%	-89%
Total other income	1,074	304,527	177,172	-100%	72%

(Loss) income before income tax expense	(7,547,787)	(668,831)	232,891	1,029%	-387%
Income tax expense	(23,086)	(118,681)	(167,072)	-81%	-29%
Net (loss) income	(7,570,873)	(787,512)	65,819	861%	-1,296%

Revenue

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$	S$	S$	% change	% change

Sale of robotics	3,633,740	5,228,965	2,890,682	-31%	82%
Software revenue	1,053,185	1,238,435	1,288,618	15%	-4%
Others	-	42,769	-	-100%	0%

Total revenue	4,686,925	6,510,169	4,179,300	-28%	56%

We generate our revenues from Facilities Management (“FM”) related contracts for commercial cleaning and security, including from the sale of autonomous robotic cleaning equipment, which includes the warranty and maintenance of robots as well as software services rendered for FM applications.

Our total revenue for the year ended December 31, 2023 has decreased by S$1,823,244, or by 28%, from S$6,510,169 for the year ended December 31, 2022 to S$4,686,925 for the year ended December 31, 2023.

Compared to 2022, 2023 saw a slight decline in demand as a large number of major facilities management contracts, which are typically on 2-to-5-year cycles, and which were previously held back due to the COVID-19 pandemic, were already awarded over the years 2021 and 2022. Despite these headwinds, the Company in 2023 secured a project from SMRT Corporation Ltd, Singapore’s pioneer rail operator for the supply of robotics and software for a duration of five years to 2028, valued at approximately S$3,300,000.

Cost of revenues

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$	S$	S$	% change	% change

Total cost of revenues	2,244,486	2,910,873	1,852,751	-23%	57%

Our cost of revenue is primarily made up of the autonomous robotic cleaning equipment and freight charges. For the year ended December 31, 2023 and 2022, our total cost of revenue are S$2,244,486 and S$2,910,873 respectively. This decrease of S$666,387 or by 23% from the year ended December 31, 2022, correlates predominantly to the decrease in sales.

Gross profit & gross profit margin

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$	S$	S$	%	%
Gross profit
Sale of robotics	1,648,139	2,775,231	1,696,345	-41%	64%
Software revenue	794,300	782,544	630,204	2%	24%
Others	-	41,521	-	-	-

Total Gross Profit	2,442,439	3,599,296	2,326,549	-32%	55%

Gross profit margin
Sale of robotics	45.4%	53.1%	58.7%
Software revenue	75.4%	63.2%	48.9%
Others	-	97.1%	-

Total Gross Profit Margin	52.1%	55.3%	55.7%

Gross profit for the year ended December 31, 2023 decreased by 32%, from S$3,599,296 for the year ended December 31, 2022 to S$2,442,439 for the year ended December 31, 2023. This was due mainly to the decrease in revenue for the year 2023 from 2022. Total gross profit margin remained relatively unchanged for the year ended December 31, 2023 and 2022, falling 3.6% from 55.3% for the year ended December 31, 2022 to 52.1% for the year ended December 31, 2022.

General and administrative expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2023 to 2022
	S$	S$	S$	% change	% change

Total general and administrative expenses	9,991,300	4,572,654	2,270,830	119%	101%

Our general and administrative expenses consist primarily of staff costs, administrative and distribution costs, professional and legal fees, advertising and promotion expenses, and depreciation expenses. General and administrative expenses increased by 124% from S$4,572,654 for the year ended December 31, 2022 to S$9,991,300 for the year ended December 31, 2023, due mainly to expenses related to our initial public offering, which amounted to approximately S$5,000,000, and an increase in staff related expenses, being the establishment of a seasoned Board of Directors and an increase in headcount with the hiring of highly experienced personnel which we believe will position the company for its next stage of growth post IPO.

Other income

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2023 to 2022
	S$	S$	S$	% change	% change

Total other income	265,208	441,341	390,013	-40%	13%

Other operating income comprise predominantly government grants, one-off gains on the sale of fixed assets and miscellaneous revenue. Other income decreased by 40% from S$441,341 for the year ended December 31, 2022 to S$265,208 for the year ended December 31, 2023. The decrease was mainly due the reduction in the government grants given by the Singapore authorities and a one-off gain on sale of fixed assets in the prior year.

 Interest expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2023 to 2022
	S$	S$	S$	% change	% change

Total interest expenses	183,046	130,868	157,147	40%	-17%

Interest expenses on borrowings increased by 40% from S$130,868 for the year ended December 31, 2022 to S$183,046 for the year ended December 31, 2023. This increase reflected the inflationary interest rate environment in 2023 as well as higher interest rate, short term borrowings which the Company employed to cover working capital requirements over the year.

Income tax expense

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2023 to 2022
	S$	S$	S$	% change	% change

Total income tax expense	23,086	118,681	167,072	-81%	-29%

Income tax expenses decreased by 81% from S$118,681 for the year ended December 31, 2022 to S$23,086 for the year ended December 31, 2023. In 2022, a substantial amount of tax expense relates to the adjustment of under provisioned taxation in respect to its prior year.

B. Liquidity and capital resources

Our liquidity and capital resources are vital to support our ongoing operations, strategic initiatives, and growth objectives. As of December 31, 2023, we had S$1,187,459 in cash, cash equivalents.

While the Company believes our current cash position, cash generated from operations, and available credit facilities are adequate to meet our foreseeable liquidity requirements, we continuously evaluate opportunities to optimize our capital structure and liquidity position. These may include debt refinancing, equity offerings, strategic partnerships, or asset divestitures, among others.

We anticipate that our operating expenses, together with the increased general administrative expenses of being a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, expand geographically, attract potential customers and further enhance our service offerings.

We closely monitor market conditions, regulatory developments, and operational performance to assess any potential impact on our liquidity position. Despite potential economic uncertainties or market volatility, the Company remains committed to prudently managing our liquidity and capital resources to sustain long-term value creation for our shareholders."

C. Research and development, patents and licenses

The success and future revenue growth of the Company will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patents, copyrights, trademarks, as well as confidentiality procedures, to protect its intellectual properties. All of our intellectual property is currently held by IFSC Pte. Ltd.

As of the date of this report, the Company had rights to two pending Singapore trademarks.

As of the date of this report, the Company has a Singapore patent-pending for “SYSTEM AND METHOD FOR FACILITATING CLEANING AREA”, Patent No. 10202203801Q. The patent claims a system for facilitating cleaning an area comprising essentially an image capturing module, which would then be analyzed by the software system that decides which cleaning method/device would be suitable to perform the task or if it would require a human to perform the task instead. We cannot assure you when or if a patent will be issued to us.

The Company also developed its own proprietary Singapore patent-pending autonomic intelligence engine, SIMPPLE.AI, that powers SIMPPLE Software and PLUS to provide real-time facilities management (“FM”) services in a quicker, cheaper and more sustainable way.

As of the date of this report, the Company has 6 registered domain names.

In addition to the current intellectual properties, the Company also earmarked 15 trademarks for various countries, 4 other patents as well as Graphical User Interface/Design Applications.

The Company has copyright protection in place in areas such as employment agreements, source codes that are stored on a GitHub account, company distribution agreements as well as copyright notices on affiliated companies’ websites.

D. Trend information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

Management’s discussion and analysis of our results of operations, liquidity and capital resources is based upon our financial statements. We prepare our financial statements in conformity with GAAP. Certain of our accounting policies require that we apply significant judgment in determining estimates and assumptions for calculating estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We use, in part, our historical experience, terms of existing contracts, observance of trends in the industry and information obtained from independent valuation experts or other outside sources to make our judgments. We cannot assure you that our actual results will conform to our estimates. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and, if deemed appropriate, those estimates are adjusted. Significant estimates include those related to assumptions used in valuing reserves of uncollectible accounts receivable, assumptions used in valuing assets acquired in business acquisitions, impairment testing of intangible assets and other long-term assets, the valuation allowance for deferred tax assets, accruals for potential liabilities, and assumptions used in the determination of the Company’s liquidity.

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

For any service contracts where the performance obligation is not completed, deferred revenue is recorded for any payments received in advance of the performance obligation.

Government subsidies

Government subsidies are not recognized until there is reasonable assurance that the Company will comply with the conditions of the subsidy and the Company will receive the subsidy. Generally, government subsidies fall into two categories: subsidies related to income and subsidies related to assets. Subsidies related to income are recognized in the period that the recognition criteria are met, and are presented as a reduction of the related expense that they are intended to subsidize within operating expenses in the combined statements of operations and comprehensive income. Subsidies related to assets are for the purchase, construction or other acquisition of long-lived assets and are recognized as reductions to the capitalized costs of the related assets.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting where the purchase consideration is allocated to the tangible and intangible assets acquired, and liabilities assumed, based on their respective fair values as of the acquisition date. Contingent purchase consideration is recorded at fair value at the date of acquisition. The excess of the fair value of the purchase consideration over the estimated fair values of the net assets acquired is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth and margins, future changes in technology, and discount rates. Fair value estimates are based on the assumptions that management believes a market participant would use in pricing the asset or liability.

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with the provision of ASC 360, the Company usually conducts its annual impairment evaluation to its long-lived assets in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. As of December 31, 2021, 2022 and 2023, the Company determined there were no indicators of impairment of its long-lived assets.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided in connection with the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company conducts its businesses in Singapore and is subject to tax in the jurisdiction. As a result of its business activities, the Company will file separate tax returns in Singapore which is subject to examination by the foreign tax authorities.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this Report.

Name	Age	Position
SCHROEDER Norman	61	Chief Executive Officer and Executive Director
BROMHA Sovik	58	Chief Financial Officer
LEE Kelvin Soon Sze	49	Chairman and Executive Director
CHUA Yeow Tong Clement	49	Independent Director
GUO Longjin	39	Independent Director
TANG Shaun Youwei	40	Independent Director
PAT Kah Kit Daryl	36	Chief Operating Officer
SOO Qi Kai	35	Chief Technology Officer

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. SCHROEDER Norman has been our Chief Executive Officer and executive director since February 1, 2024. He previously served as our independent director since December 1, 2022. Mr. Schroeder has had over 8 years of experience in the facilities management industry. Mr. Schroeder has been a strategic development manager at OCS since December 2022, where he has been in charge of strategic business development and relations management. Mr. Schroeder has worked at Trident Services Australia as chief executive officer where he was in charge of overall operational, strategic and business wide responsibilities from December 2021 to November 2022, and as chief operations officer from October 2017 to November 2022, where he was in charge of overall operational and business development responsibilities. From February 2014 to September 2017, Mr. Schroeder has been director in strategic development and aviation services at SECUREcorp, where he was in charge of overall operational and business development responsibilities, including aviation services. From 2002 to 2013, Mr. Schroeder worked at Spotless Group, where he was a regional manager from 2002 to 2006, and general manager from 2006 to 2013. From 1997 to 2002, Mr. Schroeder has been a national operations manager at Gate Gourmet, and from 1990 to 1997 Mr. Schroeder has been an operations manager at Cathay Pacific Airways. Mr Schroeder completed higher school certificate level education from Fachhonschule Hamburg in 1981.

Mr. BROMHA Sovik has been our Chief Financial Officer since March 1, 2024. Mr Bromha has over 35 years of experience in the finance industry.

From June 2023 to February 2024, Mr. Bromha has been the CFO of JobShine Pte Ltd, a Singapore-based job portal, and the COO of Jozef Pte Limited , a Financial Consultancy Company where he managed company operations and assisted the CEO on international expansion strategies. From 2021 to 2023 Mr. Bromha was Consulting Advisor at Humetis Solutions LLP. From 2013 to 2021, Mr. Bromha was Director of Finance at Red Hat India Pvt. Ltd. From 2011 to 2013, Mr. Bromha was a Budget Controller at Newtel Corporation, a subsidiary of Spice Group of India based in Bangkok, Thailand, where he served the CFO. From 2006 to 2010 he was the Vice President of Finance (APAC) in Ness Global Services Pte Ltd. based in Singapore.

From 1988 through to 2006, Mr. Bromha worked at NIIT Limited, where he was working as Manager Accounts.  He worked as Manager Accounts from 1988 to 1997 in India. Then from 1997 to 2001 as Manager IT Business Operations in Hongkong, People’s Republic of China & Mauritius managing NIIT TVE Limited, a joint venture company. Then from 2001 to 2006, he worked as Regional Manager in IT Business Operations of NIIT Limited in Malaysia.

Mr. Bromha Graduated with a Bachelor of Commerce (Hons.) from University of Calcutta in 1985, and a Master of Business Administration (Finance) from Amity University, India in 2009.

Mr. LEE Kelvin Soon Sze has been our executive director since our inception. Mr. Lee has been the Chief Commercial Officer of WIS Holdings Pte. Ltd., a facilities services firm, since July 2015, where he is responsible for commercial strategy planning, as well as provision of technology advice. Mr. Lee is a shareholder of Mains d’Or, our Controlling Shareholder. Mr. Lee received a Bachelor of Computing from Monash University in 1997. We believe that Mr. Lee’s extensive experience in commercial strategy planning makes him a valuable addition to our Board.

Mr. CHUA Yeow Tong Clement has been our independent director since December 1, 2022. Mr. Chua has had over 25 years of experience in the software and services industry. Mr. Chua has been a director and SEA practice leader at Deloitte Singapore Pte Ltd, since 2018, and director of The Boat Shop Pte Ltd, a company dealing with pleasure craft licensing and chartering, since 2013. Mr. Chua started his career in the software services industry after graduating from Monash University in 1997 with a Bachelor’s degree. He was a software consultant since 2000 and had been taking on different roles in the software services industry including business consultant, project manager, practice manager, and the Managing Director of a Nasdaq listed company Ness Technologies in Asia Pacific. Clement managed and ran the Oracle practice for IBM Global Business Services from 2010 to 2015 in ASEAN and was responsible for developing large key accounts for Hitachi Consulting from 2015 to 2017 before assuming his current role in Deloitte Consulting.

Mr. GUO Longjin has been our independent director since February 1, 2024. He possesses a robust legal and compliance background with over 14 years of experience. Currently serving as the Legal Director for the APAC, Middle East, Africa & Russia regions at LivaNova PLC, a NASDAQ-listed UK-domiciled medical technology company, he is responsible for overseeing all legal and compliance matters.

Before his current position, Mr. Guo led the Global Legal & Compliance Team at Kulicke & Soffa Industries, Inc., a NASDAQ-listed USA-domiciled semiconductor technology company. Stationed in Singapore, he played a pivotal role in managing legal and compliance matters for the company, which operated globally with subsidiaries and distributorship presence across the USA, Europe, and APAC. Mr. Guo's professional journey includes experience as both a corporate and finance lawyer, as well as a litigation practitioner. This diverse legal background equips him with a comprehensive understanding of legal intricacies in various business contexts. Mr. Guo holds a Bachelor of Laws (Honours 2nd Upper Class) from the National University of Singapore and a Master of Business Administration (Dean’s List) from Singapore Management University. In March 2023, he completed an Executive Master of Public Administration in Chinese at Nanyang Technological University, supported by the Temasek Scholarship.

Mr. TANG Shaun Youwei has been our independent director since December 1, 2022. Mr. Tang has over 16 years of experience in the accounting industry and is currently Managing Partner at Thong & Lim Chartered Accountants. A Public Accountant and practicing member of the Institute of Singapore Chartered Accountants, Mr. Tang is in charge of the provision of external audit services and consultancy services as well as the overall management of the Firm. Since joining the Firm in 2009, Mr. Tang has held numerous appointments and Directorships in both its assurance and corporate services divisions. Mr. Tang also worked for a period of time in London from 2008 to 2009 in audit and assurance with a Firm of Chartered Accountants early in his career. Mr. Tang received his Bachelor of Science in Finance and Accounting Management in 2011 from Northeastern University in Boston Massachusetts, and has been a member of The Institute of Singapore Chartered Accountants since 2017.

Other Key Management

Mr. PAT Kah Kit Daryl is our co-founder and Chief Operating Officer of IFSC Pte. Ltd. He is primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, our Controlling Shareholder.

Mr. SOO Qikai has been our Chief Technology Officer of IFSC Pte. Ltd. since 2020. He is responsible for developing, implementing, managing and evaluating our technology resources. Mr. Soo has over 12 years of experience in the world of information technology. Since 2015, Mr. Soo has also been the founder and chief executive of Info Tech SG Mart, an IT concierge for small to medium enterprises providing consultation and management services for their software, hardware and networks. Mr. Soo is a graduate of the National University of Singapore (2011-2015), where he received a Bachelor of Information Degree. He also attended Ngee Ann Polytechnic (2006-2009) where he received a Diploma of Information Technology with a specialization in software engineering. Mr. Soo is a shareholder of Mains d’Or, our Controlling Shareholder.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the years ended December 31, 2023, 2022 and 2021, we paid an aggregate of approximately $707,000 (S$933,000), approximately $353,000 (S$473,000), and approximately $264,000 (S$357,000) respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

C. Board Practices.

Our Board of Directors consists of five Directors, three of whom independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks relating to our suppliers, service providers, and our other supply chain partners. These topics are raised by the Board twice every year. The Company obtained ISO 27001 certification in May 2023.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 (File No. 333- 271067) originally filed with the Securities and Exchange Commission on April 3, 2023, as amended. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of Mr. Chua Yeow Tong, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Tang Shaun Youwei. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Tang Shaun Youwei qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

49

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our compensation committee consists of Mr. Chua Yeow Tong, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Guo Longjin. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing Executive Officer and director indemnification and insurance matters; and

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Chua Yeow Tong, Mr. Guo Longin and Mr. Tang Shaun Youwei and is chaired by Mr. Chua Yeow Tong. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

•

reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

•	evaluating the performance and effectiveness of the Board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•

Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•

Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an Audit Committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders

Equity Compensation Plan Information

2023 Share Incentive Plan

The Company approved the SIMPPLE Ltd. 2023 Omnibus Equity Incentive Plan on March 31, 2023, which we refer to as the Plan in this Report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The maximum aggregate number of Ordinary Shares that may be issued under the Plan is 3,245,000 / 20% of the total outstanding Ordinary Shares on a fully diluted basis as of the completion of our initial public offering. As of the date of this Report, no awards have been granted under the Plan.

The following paragraphs summarize the principal terms of the Plan.

Types of Awards. The Plan permits the award of non-qualified stock options, incentive stock options, restricted stock, unrestricted stock and any combination of the foregoing.

Plan Administration. The Plan will be administered by the Compensation Committee.

Eligibility. We may grant awards to employees, directors and/or consultants determined by the Compensation Committee to be eligible for participation in the Plan in accordance with its terms.

Vesting Schedule. In general, the Compensation Committee determines the vesting schedule, which is specified in the relevant award agreements.

Exercise of Awards. In general, the Compensation Committee determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the Compensation Committee determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan The Plan will terminate on the 10-year anniversary of its adoption by the Board.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023 and December 31, 2022, we had no outstanding equity awards.

D. Employees.

As of December 31, 2023, our Group had a workforce of 56 individuals, comprising employees and interns who are located within our offices at 71 Ayer Rajah Crescent in Singapore or who work remotely in Australia.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this Report by our officers, Directors, and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
5% Shareholders
Mains d’Or Investments Limited (2)	9,368,892	57.74%
IFSC Founders Pte. Ltd. (3)	9,990,000	61.57%
SEAH Wei Quan (4)	2,770,756	17.08%
POO Chong Hee (5)	1,972,339	12.16%
CHONG Jiexiang Aloysius (3)(6)	1,353,087	8.34%
LEE Kelvin Soon Sze (7)	1,188,913	7.33%
LOA Wei Lun Eugene (8)	741,254	4.57%
CHEN Mengqi (9)	638,509	3.94%

Directors and Executive Officers(1):
LEE Kelvin Soon Sze (7)	1,188,913	7.33%
PAT Kah Kit Daryl (10)	394,992	2.43%
SOO Qikai (11)	296,244	1.83%

___________

(1) Unless otherwise noted, the business address of each of the following entities or individuals is 71 Ayer Rajah Crescent #03-07 Singapore 139951.

(2) Mains d’Or Investments Limited owns 3,267 Shares directly and 9,365,625 Shares through IFSC Founders Pte. Ltd. of the outstanding shares of SIMPPLE LTD. The registered address for Mains d’Or Investments Limited is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(3) IFSC Founders Pte. Ltd. is owned by CHONG Jiexiang Aloysius and Mains d’Or Investments Limited which hold 6.25% and 93.75%, respectively, of the outstanding shares of IFSC Founders Pte. Ltd.

(4) Mr. SEAH Wei Quan owns 29.57% of Mains d’Or Investments Limited and 27.73% indirect interest in IFSC Founders Pte. Ltd. As such, Mr. SEAH Wei Quan is deemed to beneficially own 2,770,756 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. SEAH is 526D Pasir Ris Street 51, #09-549, Singapore 514526.

(5) Mr. POO Chong Hee owns 21.05% of Mains d’Or Investments Limited and 19.74% indirect interest in IFSC Founders Pte. Ltd. As such, Mr. POO Chong Hee is deemed to beneficially own 1,972,339 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. POO is 59 Meyer Road, #22-14 The Seafront on Meyer, Singapore 437880.

(6) Mr. CHONG Jiexiang Aloysius owns 7.78% of Mains d’Or Investments Limited and 6.25% direct interest in IFSC Founders Pte. Ltd.. As such, Mr. CHONG Jiexiang Aloysius is deemed to beneficially own 1,353,087 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. CHONG is 551 Ang Mo Kio Avenue 2, Horizon Gardens, Singapore 567931.

(7) Mr. LEE Kelvin Soon Sze owns 12.69% of Mains d’Or Investments Limited and 11.90% indirect interest in IFSC Founders Pte. Ltd. As such, Mr. LEE Kelvin Soon Sze is deemed to beneficially own 1,188,913 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. Lee is 353 Woodlands Avenue 1, #11-450, Singapore 730353.

(8) Mr. LOA Wei Lun Eugene’s mailing address is 55 Pasir Ris Dr 1, #07-02 Singapore 519530.

(9) Mr. CHEN Mengqi’s mailing address is 55 Jalan Asas, Singapore 678815.

(10) Mr. PAT Kah Kit Daryl owns 4.22% of Mains d’Or Investments Limited and 3.95% indirect interest in IFSC Founders Pte. Ltd. As such, Mr. PAT Kah Kit Daryl is deemed to beneficially own 394,992 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. PAT is 130A Hillview Ave, #09-02 Singapore 669609.

(11) Mr. SOO Qikai owns 3.16% of Mains d’Or Investments Limited and 2.96% indirect interest in IFSC Founders Pte. Ltd. As such, Mr. SOO Qikai is deemed to beneficially own 296,244 Shares held through Mains d’Or Investments Limited and IFSC Founders Pte. Ltd. The mailing address for Mr. SOO is Blk 336 Bukit Batok St 32, #03-291 Singapore 650336.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Clawback Policy

On December 1, 2023, our board of directors adopted a clawback policy (the "Clawback Policy") permitting the Company to seek the recoupment of incentive compensation received by any of the Company's current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the "Covered Executives"). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

The following is a summary of transactions since 2018 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this Report captioned “General Information on our Group — Management”.

CHONG Jiexiang Aloysius, our Chief Executive Officer during the relevant period, received a salary of approximately US$190,000 in 2023, US$123,000 in 2022 and US$104,000 in 2021.

Related Party Transactions with Subsidiaries

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023, 2022 and 2021:

Name of related parties	Relationship with the Company	Transaction	Transaction Amount
			2021 (S$)	2022 (S$)	2022 (US$)	2023 (US$)
WIS Holdings Pte. Ltd.[1]	A common shareholder of Mains d’Or Investments Limited	Sale of investment in an unlisted equity to WIS Holdings Pte. Ltd.	250,000	-	-	-
Weishen Industrial Services Pte. Ltd.[2]	Subsidiary of WIS Holdings Pte. Ltd.	Sales of Robots and Software to Weishen Industrial Services Pte. Ltd.	1,122,695	3,211,834	425,981	322,884

__________

1) IFSC acquired a minority stake in Sensorla in 2019, an IOT device service provider, which complemented IFSC’s product line at that time. Sensorla’s products were mainly sold to Weishen Industrial Services Pte. Ltd. (“Weishen”), a cleaning services company of which Mr. Poo Chong Hee (a beneficial owner of 12.16% of our Shares) is a director. Weishen is a wholly owned subsidiary of WIS Holdings Pte. Ltd. (“WIS”). Sensorla sold products to Weishen as an integrated technology solution to serve Weishen’s end clients. In 2021, WIS purchased IFSC’s stake in Sensorla for S$250,000.

2) IFSC (and its subsidiary Gaussian Robotics Pte. Ltd.) supplies the SIMPPLE Ecosystem products and services to Weishen. Weishen is a wholly owned subsidiary of WIS Holdings Pte. Ltd. (“WIS”). The SIMPPLE Ecosystem was utilized by Weishen as an integrated technology solution to serve Weishen’s end clients.

Where software services under SIMPPLE Ecosystem were supplied, revenue was recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognized over the period in which the services are performed, representing IFSC’s right to consideration for the services performed to date. The aggregate value of all revenue received by IFSC from Weishen for products and services was S$1,122,695 in 2021, S$3,211,834 in 2022 and S$425,981 in 2023. All contracts for these purchases were negotiated at arms-length as there are robust procurement policies and segregation of duties policies in place.

Bank Facilities and Personal and Corporate Guarantees

Our Company and its subsidiaries have entered into bank facilities to finance their operations from time to time. Certain of these facilities have been guaranteed by Major Shareholders, Directors, and/or Executive Officers, as further provided below.

The Company entered into a secured fixed rate bank facility in May 2020, with a local Singapore bank (the “Lender”) in an aggregate amount of approximately $3.59 million (S$4.85 million). This facility was drawn down in June 2020 and will mature in November 2025. Poo Chong Hee, an indirect shareholder of the Company, provided a personal guarantee to the Lender, and Campaign Complete Solutions Pte. Ltd. (fully owned by WIS Holdings Pte. Ltd. as at December 31, 2023) and WIS Holdings Pte. Ltd. (where Poo Chong Hee is a direct substantial shareholder as at December 31, 2023) provided corporate guarantees to the Lender in connection with this facility. The unpaid balance against these guarantees is approximately $997,000 (S$1.28 million) as at December 31, 2023.

Policies and Procedures for Related Party Transactions

Our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that Related Party Transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its Shareholders;.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

To our knowledge, we are not a party to any legal or governmental proceedings (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition, or results of operations.

Dividend Policy

We have not previously declared or paid any cash dividends and have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Our authorized share capital consists of 500,000,000 Ordinary Shares, par value $0.0001 per share, of which 16,225,961 shares are issued and outstanding as of December 31, 2023.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333- 271067) originally filed with the Securities and Exchange Commission on April 3, 2023, as amended.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•	Memorandum and Articles of Association;

•	The Companies Act (Revised) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

•	Common law of the Cayman Islands.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not provide any preemptive rights.

We have included summaries of certain material provisions of our second amended and restated memorandum and articles of association (the “Memorandum” and “Articles”, respectively) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to this Report.

Memorandum of Association

The Memorandum provides, inter alia, that the liability of members of our Company is limited and that the objects for which our Company is established are unrestricted (and therefore include acting as an investment company), and that our Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate whether as principal, agent, contractor or otherwise and, since our Company is an exempted company, that our Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of our Company carried on outside the Cayman Islands.

By special resolution, our Company may alter the Memorandum with respect to any objects, powers or other matters specified in it.

Ordinary Shares

General. Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors. Our Articles provide that our Board of Directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board of Directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 14 clear days is required for the convening of our annual general meeting and at least 7 clear days is required for the convening of other general meetings by requisition of our shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Alternation of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by the creation of new shares of such amount as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (c) divide its unissued shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges or conditions; (d) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; (e) cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; (f) make provision for the allotment and issue of shares which do not carry any voting rights; (g) change the currency of denomination of its share capital; and (h) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

Transfer of Shares. Subject to the Companies Act and the requirements of the stock exchange, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time. Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share. Our Board may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the relevant registration office and, in the case of shares on the principal register, at the place at which the principal register is located. Our Board may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). The register of members may, subject to the Nasdaq Listing Rules, be closed at such time or for such period not exceeding in the whole 30 days in each year as our Board may determine. Fully paid shares shall be free from any restriction on transfer (except when permitted by the stock exchange) and shall also be free from all liens.

Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(a) if our Company is wound up and the assets available for distribution among the members of the Company are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu among such members in proportion to the amount paid up on the shares held by them respectively; and

(b) if our Company is wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, provided that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20 per cent per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but the Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20 per cent per annum as may be agreed upon between the member paying the sum in advance and our Board. If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, as at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20 per cent per annum as our Board may prescribe.

Redemption of Ordinary Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may not issue negotiable or bearer shares, but may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting. Any Director so appointed to fill a casual vacancy shall hold office only until the first general meeting of the company after his appointment and be subject to re-election at such meeting. Any Director so appointed as an addition to the existing Board shall hold office only until the first annual general meeting of the company after his appointment and be eligible for re-election at such meeting. Any Director so appointed by the Board shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at an annual general meeting.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected has been lodged at the head office or at the registration office of the company. The period for lodgment of such notices shall commence no earlier than the day after despatch of the notice of the relevant meeting and end no later than seven days before the date of such meeting and the minimum length of the period during which such notices may be lodged must be at least seven days.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(vi)	resigns;

(vii)	dies;

(viii)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(ix)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(x)	he is prohibited from being or ceases to be a director by operation of law;

(xi)	without special leave, is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(xii)	has been required by the stock exchange of the Relevant Territory (as defined in the Articles) to cease to be a Director; or

(xiii)	is removed from office by the requisite majority of the Directors or otherwise pursuant to the Articles.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the paid-up capital of the company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

Approval of Corporate Matters by Written Consent. A special resolution of the company must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or by proxy or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of such members of the company as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of the company duly convened and held, and where relevant as a special resolution so passed.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Tax Considerations

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from 29 August 2022.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singaporean Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this Report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this Report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

A company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)

at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

Holders of our Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Shares is made.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	financial institutions or financial services entities;

•	underwriters;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies and regulated investment companies;

•	real estate investment trusts;

•	grantor trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	governments or agencies or instrumentalities thereof;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies;

•	controlled foreign corporations;

•	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any UK tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Shares will meet the conditions required for the reduced tax rate. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Ordinary Shares is subject to tax in the UK, such gain may be treated as UK-source gain under the United States-UK income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as another alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a qualified electing fund (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Ordinary Shares and the U.S. Holder did not make either (a) a timely QEF election under Section 1295 of the Code for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares (including a redemption treated as a sale or exchange); and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for our Ordinary Shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our Ordinary Shares;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

The impact of the PFIC rules on a U.S. Holder of our Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat us as a QEF, for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or if the U.S. Holder made an effective QEF election along with a “purging election,” as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to us is contingent upon, among other things, the provision by us of certain information that would enable the U.S. Holder to make and maintain a QEF election. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder upon request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. A U.S. Holder of a PFIC that made a timely and effective QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder that did not make a timely and effective QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non-Electing Shareholder.”

As indicated above, if a U.S. Holder of our Ordinary Shares has not made a timely and effective QEF election with respect to our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a QEF or mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of our Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is https://www.simpple.ai. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans and bank overdrafts. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the Singapore Overnight Rate Average (SORA) and the prime lending rate of our lenders arising from the Group’s Singapore dollar denominated borrowings. Interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our combined revenues and combined costs and expenses are denominated in Singapore dollars. All of our assets are denominated in Singapore dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of our Singapore dollar revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

On September 12, 2023, SIMPPLE LTD. entered into an underwriting agreement with Maxim Group LLC, in connection with its initial public offering (“IPO”) of 1,602,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on September 12, 2023. The Company issued Representative’s Warrants to purchase up to 80,100 ordinary shares at $6.30 per share, dated September 15, 2023, to Maxim Group LLP.

We plan to use the net proceeds of the IPO in the following order of priority:

Approximately $2.0 million for research and development of products and technology as well as intellectual property strategy and implementation.

 Approximately $1.3 million for scaling up sales and marketing into overseas markets and for opening selected satellite offices.

Approximately $1.0 million for potential acquisitions and strategic investments See “Acquisition Opportunities” for a description of our acquisition and strategic investment objectives. We have no specific acquisition or strategic investment targets at this time.

The remaining net proceeds will be used for working capital and general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of our IPO. Our management will have significant flexibility in applying and discretion to apply the net proceeds of our IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of our IPO differently than as described in the registration statement on Form F-1 (File No. 333- 271067) originally filed with the Securities and Exchange Commission on April 3, 2023, as amended.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Tang Shaun Youwei qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2023 and 2022 .

	2022	2023	2023
	S$	S$	US$
Audit Fees	487,856	1,561,930	1,183,943
Audit-Related Fees	-	-	-
Tax Fees	11,500	3,600	2,729
All Other Fees	-	-	-
Total	499,356	1,565,530	1,186,672

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 2, 2024, the Board of Directors of SIMPPLE Ltd. (the "Company") approved the dismissal of B F Borgers CPA PC ("B F Borgers") as the Company’s independent registered public accounting firm, effective immediately.

B F Borgers’ reports on the financial statements of the Company for each of the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and B F Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to B F Borgers’ satisfaction, would have caused B F Borgers to make reference to the subject matter of the disagreements in their reports on the Company's consolidated financial statements for such periods.

During the Company’s years ended December 31, 2021 and 2022 and through May 13, 2024, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

On January 2, 2024, the audit committee of the board of directors of the Company approved the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2023 and the six month period ended June 30, 2024.

During the two fiscal years ended December 31, 2021 and 2022 and through May 13, 2024, neither the Company nor anyone on its behalf consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

SIMPPLE LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SIMPPLE Ltd. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Simpple Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2023, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a negative operating cash flow that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024.

Singapore

May 15, 2024

PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SIMPPLE Ltd. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SIMPPLE Ltd. as of December 31, 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2021 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2022 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

We served as the Company’s auditor from 2022 to 2024.

Lakewood, CO

May 15, 2023

PCAOB ID 5041

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

	As of December 31,
	2022	2023	2023
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	535,023	1,187,459	900,067
Account receivables	774,337	4,210,862	3,191,740
Contract assets	-	78,603	59,579
Deposits, prepaid expenses and other current assets	2,036,542	596,151	451,869
Inventory	1,033,452	867,446	657,505
Total current assets	4,379,354	6,940,521	5,260,760

Non-current assets
Intangible assets	1,072,615	1,546,856	1,172,482
Plant and equipment, net	26,642	47,528	36,025
Right-of-use assets	353,415	228,450	173,160
Total non-current assets	1,452,672	1,822,834	1,381,667

TOTAL ASSETS	5,832,026	8,763,355	6,642,427

LIABILITIES
Current liabilities
Account payables	316,517	495,877	375,864
Accruals and other current liabilities	950,255	786,667	596,275
Other payables – related parties	758,226	388,538	294,503
Contract liabilities	385,838	1,838,184	1,393,303
Bank loans – current	1,184,823	754,024	571,533
Lease liabilities – current	102,402	93,000	70,492
Income tax payable	316,456	239,930	181,862
Total current liabilities	4,014,517	4,596,220	3,483,832

Non-current liabilities
Bank loans – non-current	1,277,431	521,601	395,362
Lease liabilities – non-current	217,037	98,876	74,946
Total non-current liabilities	1,494,468	620,477	470,308

TOTAL LIABILITIES	5,508,985	5,216,697	3,954,140

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 14,463,661 issued and outstanding and 16,225,961 issued and outstanding as of December 31, 2022 and December 31, 2023 respectively	2,060	2,060	1,561
Additional paid-in capital	3,447,940	14,243,630	10,796,354
Accumulated deficit	(3,126,959)	(10,697,832)	(8,108,718)
Accumulated other comprehensive loss	-	(1,200)	(910)
Total shareholders’ equity	323,041	3,546,658	2,688,287

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,832,026	8,763,355	6,642,427

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	For the years ended December 31,
	2021	2022	2023	2023
	S$	S$	S$	US$

Revenues	4,179,300	6,510,169	4,686,925	3,552,585
Cost of revenues	(1,852,751)	(2,910,873)	(2,244,486)	(1,701,270)
Gross profit	2,326,549	3,599,296	2,442,439	1,851,315

Operating expenses:
General and administrative expenses	(2,270,830)	(4,572,654)	(4,987,498)	(3,780,411)
IPO related expenses	-	-	(5,003,802)	(3,792,772)
Total operating expenses	(2,270,830)	(4,572,654)	(9,991,300)	(7,573,183)

Income (loss) from operations	55,719	(973,358)	(7,548,861)	(5,721,868)

Other income (loss):
Other income	390,013	441,341	265,208	201,022
Interest expense	(157,147)	(130,868)	(183,046)	(138,745)
Other expense	(55,694)	(5,946)	(81,088)	(61,463)
Total other income	177,172	304,527	1,074	814

Income (loss) before tax expense	232,891	(668,831)	(7,547,787)	(5,721,054)
Income tax expense	(167,072)	(118,681)	(23,086)	(17,499)
Net income (loss)	65,819	(787,512)	(7,570,873)	(5,738,553)

Other comprehensive loss:
Foreign currency translation adjustment, net of income tax	-	-	(1,200)	(910)
Total comprehensive income (loss)	65,819	(787,512)	(7,572,073)	(5,739,463)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.005	(0.054)	(0.467)	(0.354)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	14,463,661	14,463,661	16,225,961	16,225,961

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

	Ordinary shares		Additional	Share		Accumulated other
	Shares	Amount	paid in capital	application monies	Accumulated deficit	comprehensive income	Total
		S$	S$	S$	S$	S$	S$
Balance as of January 1, 2021	10,050,000	1,359	298,641	400,000	(2,405,266)	-	(1,705,266)
Capital contribution by shareholders	2,512,500	701	749,299	-	-	-	750,000
Net income	-	-	-	-	65,819	-	65,819
Balance as of December 31, 2021	12,562,500	2,060	1,047,940	400,000	(2,339,447)	-	(889,447)
Capital contribution by shareholders	1,901,161	-	2,400,000	(400,000)	-	-	2,000,000
Net loss	-	-	-	-	(787,512)	-	(787,512)
Balance as of December 31, 2022	14,463,661	2,060	3,447,940	-	(3,126,959)	-	323,041
Capital contribution by shareholders	1,762,300	-	10,795,690	-	-	-	10,795,690
Net loss	-	-	-	-	(7,570,873)	-	(7,570,873)
Foreign currency translation adjustment	-	-	-	-	-	(1,200)	(1,200)
Balance as of December 31, 2023	16,225,961	2,060	14,243,630	-	(10,697,832)	(1,200)	3,546,658

		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023		1,561	10,796,354	-	(8,108,718)	(910)	2,688,287

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	For the years ended December 31,
	2021	2022	2023	2023
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	65,819	(787,512)	(7,570,873)	(5,738,553)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	183,281	311,783	543,212	411,743
Lease modification	(2,222)	-	-	-
Provision of credit loss allowance	-	602,896	56,005	42,451
Inventory written off	-	206,676	-	-
Gain on disposal of property	(152,286)	-	-	-
Change in operating assets and liabilities
Account receivables	(532,835)	301,171	(3,492,530)	(2,647,260)
Contract assets	-	-	(78,603)	(59,579)
Deposits, prepaid expenses and other current assets	597,357	(873,274)	1,440,391	1,091,784
Inventory	(775,735)	(130,760)	166,006	125,829
Account payables	172,955	488	179,360	135,951
Accruals and other payables	88,967	694,614	(163,588)	(123,997)
Income tax payable	160,910	74,534	(76,526)	(58,005)
Contract liabilities	(93,990)	(351,782)	1,452,346	1,100,846
Net cash (used in) provided by operating activities	(287,779)	48,834	(7,544,800)	(5,718,790)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(84,951)	(33,939)	(21,265)	(16,118)
Proceeds from disposal of property and equipment	630,192	-	-	-
Proceeds from disposal of financial instrument	250,000	-	-	-
Additions to intangible assets	-	(1,197,229)	(892,109)	(676,199)
Net cash used in investing activities	795,241	(1,231,168)	(913,374)	(692,317)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	-	719,176	38,500	29,182
Repayment of bank loans	(661,885)	(117,305)	(1,225,129)	(928,620)
Repayment of other payables to related parties	(1,165,729)	(204,869)	(369,688)	(280,215)
Proceeds from issuance of shares	750,000	2,000,000	10,795,690	8,182,892
Principal payment of lease liabilities	(95,454)	(1,437,381)	(127,563)	(96,690)
Net cash (used in) provided by financial activities	(1,173,068)	959,621	9,111,810	6,906,549
Net change in cash and cash equivalents	(665,606)	(222,713)	653,636	495,442
Foreign currency translation	-	-	(1,200)	(910)
Cash and cash equivalents as of beginning of the year	1,423,342	757,736	535,023	405,535
Cash and cash equivalents as of end of the year	757,736	535,023	1,187,459	900,067
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	6,162	118,681	23,086	17,499
Cash paid for interest	157,147	130,868	183,046	138,745

The accompanying notes form an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

Simpple Ltd. (“SIMPPLE” or “Company”) was incorporated in the Cayman Islands on 24 August, 2022 as an exempted company. SIMPPLE is an investment holding company. Through its wholly owned subsidiaries, SIMPPLE is principally engaged in the provision of i) sale of facilities management software and ii) trading and maintenance of robotics equipment.

The consolidated financial statements of the Company include the following entities:

SIMPPLE owns 100% interest in its subsidiaries which are in the table as below:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
IFSC Pte. Ltd. (“IFSC”)	March 18, 2016	100%	Singapore	Sale of facilities management software
Gaussian Robotics Pte. Ltd.	May 18, 2017	100%	Singapore	Provision of trading and maintenance of robotic equipment
Simpple Pte. Ltd.	October 13, 2020	100%	Singapore	Research and experimental development on environment and clean technologies
Simpple Australia Pty Ltd	September 6, 2023	100%	Australia	Sale of facilities management software

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on 21 October 2022. The Reorganization involved the transfer of 100% of the equity interests in IFSC and its wholly owned subsidiaries from its original shareholders to SIMPPLE. Consequently, SIMPPLE became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

2 Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Going concern

The Company has incurred a net loss and significant cash outflows from cash used in operating activities over the last year, and as at December 31, 2023, had an accumulated loss of S$10,697,832 (US$8,108,718). These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Going concern (cont’d)

Management anticipates that our operating expenses, together with the increased general administrative expenses of being a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, expand geographically, attract potential customers and further enhance our service offerings.

Management has prepared cash flow projections covering the next twelve months from the date of these financial statements which consider the increase in revenue from new geographies and operational efficiencies to improve operating cash flows. The Company also has the financial support of key shareholders who have indicated their commitment to provide ongoing support to enable the Company to continue its operations at least through twelve months from the date of these financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated on consolidation.

Foreign currency translation

The functional currency for SIMPPLE is the Singapore Dollar (“S$”), which is also the subsidiaries IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd.’s functional currency. The Company uses Singapore Dollar (“S$”) as its reporting currency.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.758 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses on receivables, impairment of intangible assets, the useful lives of property and equipment, and interest rate of leases. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. Management reviews its deposits and prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022 and 2023, no allowance was deemed necessary.

Account receivables and allowance for expected credit losses

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2022 and 2023, the Company made S$602,897 and S$546,892 (US$414,532) allowance for expected credit losses for account receivables, respectively.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up.

We evaluate the recoverability of intangible assets with finite lives for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of intangible assets with finite lives is not recoverable, and the assets fair value is less than the carrying amount, an impairment charge is recognized. We have not recorded any material impairment charges during the years presented.

The intangible asset is amortized using the straight-line approach over the estimated useful life as follows:

Software development cost	5 years

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	3 years
Machineries	3 years
Office equipment & computers	1 year
Renovation	3 years

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Property and equipment, net (cont’d)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment but comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2022 and 2023, no impairment of long-lived assets was recognized.

Contract assets and liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise and vehicles. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, account receivables, account payables, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 required the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognised when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

The Company’s principal revenue streams include:

Sale of goods – Commercial customers

The Company supplies autonomous robotic cleaning equipment for commercial applications.

Revenue is recognised when the goods are delivered to the customer and all criteria for acceptance have been satisfied. No element of financing is deemed present as the sales are made with credit terms consistent with market practice. The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts in its balance sheet.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Revenue recognition (cont’d)

Revenue from sale of goods – commercial customers also include revenue from comprehensive maintenance service. For these contracts. We account for the maintenance service separately from the sales of goods as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative stand-alone selling price (“SSP”) basis. The transactions price allocated to the sales of goods is recognized when transfer of control of the goods to the customer. The transaction price allocated to the comprehensive maintenance service is recognized over the contract term.

Sale of goods – Distributors

The Company also sells the above products wholesale to third party distributors. Sales are recognized when control of the products have transferred to these distributors, being when the products are delivered and accepted. The third party distributors have limited discretion over sales channels and price to sell the products, and there are no unfulfilled obligations that could affect the distributors’ acceptance of the products. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Software services rendered

Revenue from software services rendered is recognized in the accounting period in which the services are rendered, as a performance obligation satisfied over time. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognized over the period in which the services are performed, representing the Company’s right to consideration for the services performed to date.

Revenue from software services rendered also include revenues from sales of hardware. For these contracts, we account for the hardware separately from the software service rendered as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative SSP basis. The transaction price allocated to the hardware is recognized when transfer of control of the hardware to the customer is complete. The transaction price allocated to the software service is recognized ratably over contract term.

Contracts with multiple performance obligations

We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. We evaluate the terms and conditions included within our customer contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transactions price is allocated to the sperate performance obligations on a relative SSP basis. We determine SSP by considering the historical selling price of these performance obligations in similar transactions as well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing and current pricing practices.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Employee benefits (cont’d)

iii)	Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors are considered key management personnel.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings or Loss per share

Basic earnings or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings or loss per share reflect the potential dilution that could occur if convertible bonds to issue ordinary shares were exercised or converted into ordinary shares.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carried at fixed interest rates. There is no impact on the other comprehensive income.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the " JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and cash flows.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

3 Account receivables

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Account receivables	1,377,234	4,757,754	3,606,272
Less: allowance for doubtful accounts	(602,897)	(546,892)	(414,532)
	774,337	4,210,862	3,191,740

4 Deposits, prepaid expenses and other current assets

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Advances to suppliers	568,496	304,821	231,048
Deposits	32,975	31,403	23,803
Deferred listing expenses	1,290,336	-	-
GST receivables	1,021	-	-
Prepaid expenses	139,767	111,753	84,706
Other receivables	3,947	148,174	112,312
	2,036,542	596,151	451,869

5 Inventory

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Finished goods	1,033,452	867,446	657,505

6 Intangible assets

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Software development costs	1,197,229	2,089,338	1,583,672
Accumulated amortization	(124,614)	(542,482)	(411,190)
Intangible assets, net of accumulated amortization	1,072,615	1,546,856	1,172,482

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

6 Intangible assets (cont’d)

Based on the carrying value of definite-lived intangible assets as of December 31, 2023, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
S$
For years period ended December 31,
2024	372,878
2025	372,878
2026	372,878
2027	248,264
Total amortization expense	1,366,898

Amortization expense of intangible assets for the years ended December 31, 2022 and 2023 is S$124,614 and S$417,868 (US$316,734).

7 Plant and equipment, net

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Furniture and fittings	22,496	22,496	17,051
Machinery	142,419	142,419	107,950
Office equipment and computers	205,323	258,555	195,979
Renovation	49,406	49,406	37,449
Total	419,644	472,876	358,429
Less: Accumulated depreciation	(393,002)	(425,348)	(322,404)
Net book value	26,642	47,528	36,025

8 Right-of-use assets and lease liabilities

          As of December 31, 2023, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	8 to 9 years
Corporate office premises	1.5 years

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

8 Right-of-use assets and lease liabilities (cont’d)

(a)  Amount recognized in the consolidated balance sheet:

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Right-of-use assets	353,415	228,450	173,160
Lease liabilities
Current	102,402	93,000	70,492
Non-current	217,037	98,876	74,946
	319,439	191,876	145,438

(b) A summary of lease cost recognized in the Company’s consolidated statements of income is as follows:

	For the years ended December 31,
	2022	2023	2023
	S$	S$	US$

Amortization charge of right-of-use assets	94,188	76,310	57,841
Interest of lease liabilities	15,313	14,259	10,808

9 Accruals and other current liabilities

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Accrued bonus	200,000	-	-
Accrued salaries	116,779	-	-
Other accruals	77,276	459,472	348,270
Amount due to a related party	250,000	-	-
GST payables	10,942	201,509	152,738
Interest payable	33,877	43,031	32,617
Other payables	261,381	82,655	62,650
	950,255	786,667	596,275

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
Mains D' Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2022	2023	2023
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	77,852	56,105	42,526
Sales[2] to Weishen Industrial Services Pte Ltd	3,392,454	425,981	322,884
Sales[3] to WIS Holdings Pte Ltd	-	78,356	59,392

ii)	Significant balances with related parties were as follows:

	As of December 31,
	2022	2023	2023
	S$	S$	US$

Trade receivable - related parties
Campaign Complete Solutions Pte Ltd	6,288	373	282
Weishen Industrial Services Pte Ltd	481,787	32,621	24,726
WIS Holdings Pte Ltd	602,896	546,892	414,532

Other payable - related parties[4]
Campaign Complete Solutions Pte Ltd	(42,950)	-	-
Weishen Industrial Services Pte Ltd	(196,148)	-	-
WIS Holdings Pte Ltd	(199,809)	(388,939)	(294,807)
Poo Chong Hee	(250,000)	-	-

Advance billing - related parties
Campaign Complete Solutions Pte Ltd	(6,579)	(32,815)	(24,873)
Weishen Industrial Services Pte Ltd	(86,537)	(50,809)	(38,512)

_________________________

1 Sales comprise sales of robots of S$875 (2022: S$254) and software revenue of S$55,230 (2022: S$77,598).

2 Sales comprise sales of robots of S$145,688 (2022: S$2,929,012) and software revenue of S$280,293 (2022: S$463,442).

3 Sales comprise sales of robots of S$356 (2022: S$nil) and software revenue of S$78,000 (2022: S$nil).

4 The Company borrows money from the related parties for operation purposes. The loans carry interest of 5.25% - 10% per annum, are unsecured and are repayable on demand.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

11 Shareholders’ Equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The original authorized share capital of the Company was US$50,000 divided into 500,000,000 shares comprising of 500,000,000 ordinary shares, par value US$0.0001 per share.

12 Bank loans

The bank loans as of December 31,2022 and 2023 are set out below:

2022
Bank loans	Currency	Period	Interest	Third party guarantee	Collateral/ Related party/ Directors' personal guarantee	Carrying amount (S$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	2,462,254
						2,462,254

2023
Bank loans	Currency	Period	Interest	Third party guarantee	Directors' personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	1,275,625	966,895
						1,275,625	966,895

December 31, 2022 (All amounts in S$)
Bank loans	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
Secured fixed rate bank loans	2,462,254	1,184,823	755,831	521,600	-	-	-

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

12 Bank loans (cont’d)

December 31, 2023 (All amounts in S$)
Bank loans	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	1,275,625	754,025	521,600	-	-	-	-

December 31, 2023 (All amounts in US$)
Bank loans	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	966,895	571,533	395,362	-	-	-	-

13 Revenues

	For the years ended December 31,
	2021	2022	2023	2023
	S$	S$	S$	US$

Sale of robotics	2,890,682	5,228,965	3,633,740	2,754,294
Software revenue	1,288,618	1,238,435	1,053,185	798,291
Others	-	42,769	-	-
	4,179,300	6,510,169	4,686,925	3,552,585

14 Segmental reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Sale of autonomous robotic cleaning equipment: Sale, warranty and maintenance of robots (“Robots”)
2.	Sale of facilities management software (“Facilities management software”)

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

The following tables present summary information by segment for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31, 2021
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	2,890,682	1,288,618	-	4,179,300
Cost of revenues	(1,194,337)	(658,414)	-	(1,852,751)
Gross profit	1,696,345	630,204	-	2,326,549
Operating expenses:
General and administrative expenses	(176,235)	(2,093,068)	(1,527)	(2,270,830)
Total operating expenses	(176,235)	(2,093,068)	(1,527)	(2,270,830)

Income (loss) from operations	1,520,110	(1,462,864)	(1,527)	55,719

Other income (loss):
Other income	45	389,968	-	390,013
Interest expense	(38,269)	(118,878)	-	(157,147)
Other expense	(15,859)	(39,835)	-	(55,694)
Total other (loss) income	(54,083)	231,255	-	177,172

Income (loss) before tax expense	1,466,027	(1,231,609)	(1,527)	232,891
Income tax expense	(167,072)	-	-	(167,072)
Net income (loss)	1,298,955	(1,231,609)	(1,527)	65,819

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

	For the year ended December 31, 2022
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	5,228,965	1,238,435	42,769	6,510,169
Cost of revenues	(2,453,734)	(455,891)	(1,248)	(2,910,873)
Gross profit	2,775,231	782,544	41,521	3,599,296
Operating expenses:
General and administrative expenses	(635,522)	(3,884,373)	(52,759)	(4,572,654)
Total operating expenses	(635,522)	(3,884,373)	(52,759)	(4,572,654)

Income (loss) from operations	2,139,709	(3,101,829)	(11,238)	(973,358)

Other income (loss):
Other income	58,664	232,677	150,000	441,341
Interest expense	(32,336)	(98,532)	-	(130,868)
Other expense	-	(5,946)	-	(5,946)
Total other income	26,328	128,199	150,000	304,527

Income (loss) before tax expense	2,166,037	(2,973,630)	138,762	(668,831)
Income tax expense	(118,681)	-	-	(118,681)
Net income (loss)	2,047,356	(2,973,630)	138,762	(787,512)

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

	For the year ended December 31, 2023
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	3,633,740	1,053,185	-	4,686,925
Cost of revenues	(1,985,601)	(258,885)	-	(2,244,486)
Gross profit	1,648,139	794,300	-	2,442,439
Operating expenses:
General and administrative expenses	(91,391)	(4,369,709)	(526,398)	(4,987,498)
IPO related expenses	-	-	(5,003,802)	(5,003,802)
Total operating expenses	(91,391)	(4,369,709)	(5,530,200)	(9,991,300)

Income (loss) from operations	1,556,748	(3,575,409)	(5,530,200)	(7,548,861)

Other income (loss):
Other income	94,514	163,606	7,088	265,208
Interest expense	(14,070)	(168,976)	-	(183,046)
Other expense	-	(18,678)	(62,410)	(81,088)
Total other income (loss)	80,444	(24,048)	(55,322)	1,074

Income (loss) before tax expense	1,637,192	(3,599,457)	(5,585,522)	(7,547,787)
Income tax expense	-	(11,024)	(12,062)	(23,086)
Net income (loss)	1,637,192	(3,610,481)	(5,597,584)	(7,570,873)

The Company sells to one geographical location which is Singapore.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2021
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	2,890,682	-	2,890,682
Over time	-	1,288,618	1,288,618

	For the year ended December 31, 2022
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	5,228,965	-	5,228,965
Over time	-	1,281,204	1,281,204

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

	For the year ended December 31, 2023
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	3,385,605	167,736	3,553,341
Over time	248,135	885,449	1,133,584

15 Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, SIMPPLE is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payment of dividends to shareholders.

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For years ended December 31,
	2021	2022	2023	2023
	S$	S$	S$	US$
Tax expense attributable to income (loss) is made up of:
Current income tax	167,072	118,681	23,086	17,499

Income (loss) before tax	232,891	(668,831)	(7,547,787)	(5,721,054)

Tax calculated at tax rate @17%	39,591	(113,701)	(1,283,124)	(972,579)
Effects of:
- Effect of tax rates in foreign jurisdiction	-	-	930,664	705,423
- Tax effect on expense not deductible for tax purposes	26,701	197,279	129,502	98,160
- Income not subject to tax	(33,198)	-	-	-
- Singapore statutory stepped income exemption	(17,425)	(17,425)	-	-
- Utilization of capital allowance	(2,994)	(68)	(1,041)	(789)
- Recognition of tax effect of previously unrecognized tax losses	-	-	(15,809)	(11,983)
- Deferred tax assets on temporary differences not recognized	154,397	250,371	239,808	181,768
- Under provision of current taxation in respect of prior year	-	(197,775)	23,086	17,499
Tax charge	167,072	118,681	23,086	17,499

As of December 31, 2022 and 2023, the Company has tax loss carry forwards of approximately S$2,128,733 and S$1,869,036 respectively. The related benefits have not been recognized in the financial statements. This is due to the unpredictability of future profit streams. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTED TO CONSOLIDATED FINANCIAL STATEMENTS

16 Other income

	For years ended December 31,
	2021	2022	2023	2023
	S$	S$	S$	US$

Management fees	87,972	87,972	-	-
Government grant	100,402	293,519	80,310	60,873
Rental income	30,148	-	-	-
Sale of assets	152,286	-	-	-
Miscellaneous revenue	-	-	181,106	137,274
Exchange loss	-	-	(48,492)	(36,756)
Unrealized gain	-	-	25,117	19,038
Others	19,205	59,850	27,167	20,593
	390,013	441,341	265,208	201,022

17 Subsequent events

The Company has assessed all subsequent events through May 15, 2024 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, effective as at September 29, 2022 and as further amended by way of shareholders resolution dated October 21, 2022

2.1**	Specimen certificate evidencing Ordinary Shares

2.3*	Description of Securities

4.1**	Exclusive Distribution and Partnership Agreement between the Registrant and Shanghai Gaoxian

4.2**	Written communication from Shanghai Gaussian Automation Technology Development Co Ltd to Gaussian Robotics Pte

4.3**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated April 16, 2019

4.4**	Import/Local Bills Receivable Purchase and Packing Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated September 10, 2019

4.5**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.6**	Temporary Bridging Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.7**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated May 26, 2020

4.8**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated November 11, 2020

4.9**	Purchase Orders between Gaussian Robotics Pte. Ltd. and ISS Facility Services Private Limited

4.10**	Purchase Orders between IFSC Pte. Ltd. and ISS Facility Services Private Limited

4.11**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Klenco (Singapore) Pte. Ltd.

4.12**	Purchase Orders between IFSC Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.13**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.14**	Purchase Orders between Guassian Robotics Pte. Ltd. and SMRT Trains Ltd

4.15**	Offer for Tenancy of JTC Premises between Gaussian Robotics Pte. Ltd.and JTC Corporation, Singapore, dated August 13, 2019

4.16**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated April 5, 2021

4.17**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated November 2, 2022

4.18*	Letter of Offer of Employment and Employment Agreement, by and between Schroeder Norman and the registrant, dated January 15, 2024 and December 27, 2023

4.19**	Director Agreement, by and between Lee Kelvin Soon Sze and the registrant, dated February 15, 2023

4.20**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.21*	Employment Agreement, by and between Bromha Sovik and the registrant, dated February 29, 2024

4.22**	2023 Equity Incentive Plan

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy

101 *

The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

78

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIMPPLE LTD.

Date: May 15, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

79