Form 20-F
period 2024-12-31
SIMPPLE LTD.
filed 2025-04-08
CIK 1948697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Gary Goh

Tel: +65 6816 2194

Email: gary@simpple.ai

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0008 per share	SPPL	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had approximately 3,539,790 ordinary shares issued and outstanding as of December 31, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

iii

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

iv

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

Other Companies, Organizations and Agencies

“BCA”	:	Building & Construction Authority of Singapore
“Independent Registered Public Accounting Firm”	:	Audit Alliance LLP
“IRAS”	:	Inland Revenue Authority of Singapore
“ISO”	:	International Organization for Standardization
“JTC”	:	JTC Corporation, a statutory board under the Singapore Ministry of Trade and Industry
“MOM”	:	Ministry of Manpower of Singapore
“NEA”	:	National Environment Agency of Singapore
“URA”	:	The Singapore Urban Redevelopment Authority

General

“APP”	:	An application, especially as downloaded by a user to a mobile device
“Audit Committee”	:	The audit committee of our Board of Directors
“BLE”	:	Bluetooth low energy
“Board” or “Board of Directors”	:	The board of Directors of our Company
“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time
“Company”	:	SIMPPLE LTD., the issuer in this Report
“Compensation Committee”	:	The compensation committee of our Board of Directors
“Controlling Shareholder”	:	Mains d’Or, our largest Major Shareholder
“CCTV”	:	Closed Circuit Television
“COVID-19”	:	Coronavirus disease 2019
“CRS”	:	Contractors Registration System of the BCA
“Directors”	:	The directors of our Company

v

“EFMA”	:	The Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented or modified from time to time
“Employment Act”	:	The Employment Act 1968 of Singapore, as amended, supplemented or modified from time to time
“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”
“FASB”	:	The Financial Accounting Standards Board
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31
“FM”	:	The facilities management sector
“GAAP”	:	Accounting principles generally accepted in the United States of America
“Group”	:	Our Company and our subsidiaries
“GST”	:	Goods and Services Tax
“IFSC Founders”	:	IFSC Founders Pte. Ltd., a Major Shareholder
“IoT”	:	Internet-of-Things
“Listing”	:	The listing and quotation of our Shares on Nasdaq
“Mains d’Or”	:	Mains d’Or Investments Limited, our largest Major Shareholder
“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company
“Nasdaq”	:	The Nasdaq Stock Market LLC
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors
“PropTech”	:	Property Technology
“SaaS”	:	Software as a service
“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company

vi

“Shareholders”	:	Registered holders of Shares
“Smart Building”	:	An industry term for any building that is equipped with advanced and integrated building technology systems, such as building automation, life safety, telecommunications, user systems, and facilities management systems
“Top-Tier”	:	The top 39 Singapore facilities management contractors as of the date of this Report. These Level 6 contractors are registered with the BCA and categorized under the Workhead and Grading certification of FM02-L6, which enables them to bid for public sector project tenders of unlimited contract value
“WICA”	:	Work Injury Compensation Act 2019 of Singapore
“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore
“WSHIR”	:	Workplace Safety and Health (Incident Reporting) Regulations of Singapore
“YA”	:	Year of assessment

Currencies, Units and Others

“S$”	:	Singapore dollars, the lawful currency of the Republic of Singapore
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.
“%” or “per cent.”	:	Per centum
“RMB”		Renminbi, lawful currency of China

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

RISKS RELATING TO OUR BUSINESS

We may incur losses in the future.

We anticipate that our operating expenses, together with the general administrative expenses of being a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

There is no assurance that our future expansion and other growth plans will be successful.

As part of our future plans, we intend to expand our SIMPPLE Ecosystem through the further development of SIMPPLE.AI. We may expand our range of services organically, or inorganically through licensing, joint ventures, acquisitions and/or strategic alliances.

As such, we may be subject to risks related to the expansion of our Group such as, among others:

●	the availability of sufficient funds;

●	difficulties arising from operating a significantly larger and more complex organization;

●	difficulties in entering into new businesses for which we may not be as or at all familiar;

●	difficulties in integrating the assets and the business operations of the subsidiaries and strategic alliances cohesively;

●	failure to realize expected profitability or growth;

●	failure to realize expected synergies and cost savings; and

●	unforeseen legal, regulatory, contractual, labor or other issues, whether in Singapore or elsewhere.

We have, in the last year, expanded our operations into Australia /New Zealand and may also enter or expand in other geographic markets such as Canada, Hong Kong, Japan, the Middle East, the United Kingdom, Europe and the United States depending on the demand for our services as well as opportunities for growth  . Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our Group’s expansion. The above-mentioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources, and could also increase our exposure to unanticipated risks and liabilities.

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

There is no assurance that our existing relationships and agreements with our customers or suppliers will be renewed upon expiry or that we will be successful in securing new customers or distribution agreements.

To the extent that the demand for facilities management, particularly in Singapore, is adversely affected for any reasons, our business, financial condition and results of operations could be materially and adversely affected.

Our existing relationships and agreements with customers and suppliers are detailed elsewhere in this report. We are currently not aware of any information which would lead to a cessation or termination of any existing relationships or agreements with our customers or suppliers. However, there is no assurance that our existing customers or distribution contracts with suppliers will be renewed or extended on the exact same terms, or at all. To the extent that we are unable to secure new customers or distribution agreements with suppliers as our existing customer or distribution agreements expire, our profitability and prospects could be materially and adversely affected. We do not currently hold any intellectual property rights or licenses associated with our robotic products in relation to our distribution agreements. However, to the extent that we obtain any intellectual property rights or licenses associated with our robotic products in the future, such intellectual property rights or licenses may be materially and adversely affected in the event that our existing distribution agreements expire.

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

We depend on a limited number of manufacturers. In particular, one of our main products, the Gaussian Robots, are manufactured by Shanghai Gaoxian, a third-party manufacturer based in China. Shanghai Gaoxian’s manufacturing efforts may be materially impacted by events and circumstances beyond their reasonable control, such as the COVID-19 pandemic in the past, and related port and customs delays, or for other reasons. If Shanghai Gaoxian fails to provide us with the required capacity and quality on a timely basis, there would be a disruption in manufacturing our products until volume is transferred to an alternative manufacturing partner, which would be a costly and time-consuming process. We have not yet experienced any material disruptions due to our dependence on the limited number of manufacturers, but we cannot assure you that this will not occur in the future. We have, in the last year, enacted plans to mitigate supply chain disruption, including product diversification, sales cycle planning and the option to utilize existing demo units during set up phase to minimize downtime for customers, but we cannot assure you that we would be able to establish alternative manufacturing arrangements on acceptable terms or in a timely manner.

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

In addition, because our purchase contracts with suppliers are typically denominated in US and/or Singapore dollars, changes in currency exchange rates may therefore impact our suppliers who operate in local currency, which may cause our suppliers to seek price concessions on future orders.

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

We handle the personal data of customers in the ordinary course of providing services to customers. The collection and use of such personal data is governed by personal data protection laws in Singapore, in particular the Personal Data Protection Act 2012 (No. 26 of 2012). While   we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

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

During FY 2024 and FY 2023, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

As we are not a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, we have to comply with the corporate governance requirements that provide protection to shareholders of other companies.

As such, we have a majority of independent directors and our Audit Committee consist of three independent directors.

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

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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

Although our Shares are listed on Nasdaq, we cannot assure you that we will be able to continue to meet the listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. We plan to rely on home country practice in lieu of Nasdaq’s Capital Market’s corporate governance requirements to hold an annual meeting from 2024 onwards.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

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

There is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

POO Chong Hee, who is a principal of a certain customer, is an owner of 4.64% of our Ordinary Shares. All of our customer contracts with the customer affiliated with Mr. POO have been negotiated at arm’s length and in ordinary course of business.

On September 12, 2023, the Company entered into an underwriting agreement with Maxim Group LLC, as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,602,000 ordinary shares, par value $0.0001 per share at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on September 12, 2023. The Company issued Representative’s Warrants to purchase up to 80,100 ordinary shares at $6.30 per share, dated September 15, 2023, to Maxim Group LLP.

On December 9, 2024, the Company held an extraordinary general meeting of shareholders passing the following resolutions:

(i)	for a special resolution to be passed to replace the existing amended and restated: That the existing amended and restated memorandum and articles of association of the Company dated 29 September 2022 (and as further amended by a special resolution of the Company passed on 21 October 2022) be and are hereby replaced with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the meeting, with effect from 13 December 2024 (the “Amended and Restated Memorandum and Articles of Association”);

(ii)	For an ordinary resolution to be passed to consolidate the Company’s authorised share capital:

a.	18,625,961 issued ordinary shares of a nominal or par value of US$0.0001 each held by the existing shareholders of the Company be consolidated into 2,328,246 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

b.	481,374,039 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into 60,171,754 ordinary shares of a par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

c.	no fractional shares be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to a fractional share upon the share consolidation, the total number of shares to be received by such shareholder may be rounded up to the nearest whole number, with effect from 13 December 2024; and

d.	as a consequence of the above, the authorised share capital of the Company will be changed with effect from 13 December 2024:

i.	FROM: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each,

ii.	TO: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each

e.	For an ordinary resolution to be passed to approve the ancillary documents, actions and ratification:

i.	that the Company gives, makes, signs, executes and delivers all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) (the “Ancillary Documents”) as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this meeting;

ii.	that the Ancillary Documents be in the form as any director may approve;

iii.	that any director be authorised to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company);

iv.	that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes;

v.	that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this meeting; and

vi.	that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

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

B. Business overview

Overview

Headquartered in Singapore, we are an advanced technology solution provider in the emerging property technology (“PropTech”) space, focused on helping facility owners and managers manage their facilities autonomously. We have developed our proprietary SIMPPLE Ecosystem over 8 years, to create an automated workforce management and reporting tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

We were founded in 2016 and our initial focus was on the development of a robotic cleaning solution. As cleaning operations usually cover a large area of space, the then-existing robotic solutions and machinery were bulky and not fit for Singapore’s infrastructure. Through the design and development of minimal human intervention cleaning robotics, the Company was able to build a solution to match the specific facility cleaning needs of Singapore’s skyscraper dominant environment. We understood that robotics should not be a standalone solution. Instead, we realized the merits of the fully automated Smart Building model with the integration of robotic and IoT solutions. We believe that our ecosystem-focused solution will create more value to building owners and facility managers. Often times, data inputs alone are insufficient for efficient operations. Decision-making logic and intelligent task allocation to deployable assets must be built into the platform solution in order to achieve autonomous operations within a facility.

At present, the company has expanded out of Singapore and has an outfit in Australia. Our reach also extends into other parts of Southeast Asia (Malaysia and Thailand), the Middle East (Qatar), Oceania region (Australia and New Zealand), East Asia (Hong Kong and Japan) and the North America (Canada and United States of America).

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

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

Strong market presence with established track record at enterprise level

We have a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors. We service 20 out of the 39 Top-Tier Singapore facilities management contractors. We view our management team’s collective industry knowledge and extensive project management experience as valuable in establishing stable relationships and providing strong and sound technical competency to our existing and prospective customers in the domain. We are often invited as guest speakers and panelist for industry-related trade association events and TechConnect sessions organized by Singapore International Facility Management Association, Environmental Management Association of Singapore, Security Association of Singapore, Association of Certified Security Agencies, SGTech, Institution of Engineers, Singapore, NTUC e2i Employment and Employability Institute. The management team is also involved in industry focus group consultations and robotics workstreams by relevant government bodies and major property developers to share on the latest technological developments within the facilities management industry and set industry standards or best practices to further advance the Singapore government agenda.

Automated Building Management with fully integrated, end-to-end and customizable solutions

We are able to identify and understand the specific needs of our customers, which are required to provide integrated and fit-for-purpose solutions involving a customized mix of IoT sensors, robotics technologies and facilities management software. The SIMPPLE Ecosystem is currently one of the few solutions in Singapore that has a full integration of the aforementioned. With SIMPPLE A.I., SIMPPLE takes that competitive advantage a step further by automating the way facilities are managed. On top of a software platform that meets the needs of the operating workforce, SIMPPLE A.I. also includes capabilities in the Environmental, Social, and Governance (ESG) compliance and reporting segment that allows end users to report against globally recognized standards and accreditation.

Through our strong domain expertise in the field of facilities management, we understand the challenges that companies face when adopting standalone solutions that may not integrate with other solutions easily. With our tailored solutions approach, we can meet the needs of our clients while providing a user-friendly dashboard for every level of management. We also provide training and development for our clients to ensure that no employee, whether or not a digital native, is left behind as we move towards an era of Smart Building Automation.

SIMPPLE is not only able to integrate with third party IoT sensors, facility assets, and robotics, but we also sell these products under SIMPPLE Robotics. This gives the assurance to clients that our technology is integrated out-of-the-box and makes procurement and deployment fuss-free, allowing our customers to deal with one party for all their technological needs for their facility.

Our primary competitors are software companies specializing in facilities management. These software companies focus on a workforce management-based solution with key objectives targeting solely at building service contractors. In recent times, IoT devices that can help detect scenarios and trigger a work order to the workforce have become common and often are integrated with the solution. SIMPPLE does better by incorporating the input of robotics as well as the remote operations of robotics for a holistic facilities management approach. SIMPPLE can not only read and visualize robotic data, but also perform command and control via a proprietary device, thus allowing for a full automated process based on sensor and data input without human intervention.

Our business model attracts not only building service contractors but also facility owners who demand accountability and cost savings through efficiency. This allows for building service contractors using SIMPPLE to secure contracts easily when competing with other contractors using standard software solutions, as facility owners grow to prefer SIMPPLE over the competition in terms of their offerings.

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

Proprietary technology platform powered by AI and machine learning developed in-house in Singapore

We believe that technology in the field of facilities management will continue to advance from descriptive analytics to predictive, preventive and proactive analytics. Automation will be the new normal as humans and robots interact with one another to live, play and work. Our products are designed with the needs of the future workforce in mind. We have built the SIMPPLE Ecosystem as an operating system layer that integrates seamlessly with our robots, IoT sensors, facility assets, and the human workforce, where operations will be autonomous in the future while having minimal human intervention. SIMPPLE was also built to be future-ready, with the architecture being able to integrate with multiple third party IoT devices and robotics as well as other software platforms if required.

While some of these hardware products SIMPPLE distribute are based outside of Singapore, SIMPPLE Software and majority of SIMPPLE A.I. components are developed in-house with a local Singapore workforce – full stack developers, integrations engineers and computer vision engineers. Singapore is widely recognized for our technology innovation leadership, skilled talent workforce, and its strategic location that connects the East and West globally.

Multifunctional robotics – 2-in-1 and 3-in-1 services

Innovation is at the core of delivering fit-for-purpose solutions. Over the years, SIMPPLE has redefined the possibilities of technology innovation in the field of facilities management. In the past, the Company started out in the cleaning services industry. Today, SIMPPLE is championing change by bringing security surveillance capabilities and digital concierge services onto the cleaning robot body, enabling it to perform multiple facility service functions. In 2024, the Company launched its first 3-in-1 multifunctional robot, Gemini, that is capable to perform security surveillance through computer vision analytics, digital concierge services through two-way video communications, and cleaning services with a scrubbing capability. As the Company looks ahead with its existing suite of robots, SIMPPLE plans to equip A.I. capabilities on these machines to further enhance operational efficiency and meet various clients’ requirements. This integration of capabilities enables end customers to leverage these cutting-edge technologies to streamline labor cost and scale across deployments with ease of transparency and accountability in its site operations.

Brand agnostic software integration

Traditional facilities management software systems are often standalone or one-dimensional, designed to function in isolation without seamless integration capabilities with hardware peripherals. This lack of interoperability makes it tedious and expensive for organizations to connect with different systems, requiring custom-built solutions, complex middleware, or costly upgrades to ensure compatibility. In contrast, SIMPPLE Software is built with an open-source and open-API architecture, enabling effortless integration with a wide range of third-party solutions. This brand-agnostic approach allows businesses to connect existing hardware and compatible software products quickly, reducing implementation time while enhancing operational efficiency. By eliminating integration bottlenecks, SIMPPLE Software empowers organizations to adopt a more flexible, scalable, and cost-effective approach to smart facilities management.

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

Continued Investment in Product Research and Development

Develop new software products with improved capabilities to deal with complex enterprise-level requirements

SIMPPLE Software has gone through two iterations of development. As we continue to innovate and invest in the future of smart facilities management, we plan to develop a new software product that will complement our existing value proposition while addressing more complex enterprise-level requirements. This next-generation SIMPPLE Software solution will be designed with a more robust network architecture, enabling greater scalability, enhanced data security, and seamless interoperability across large-scale operations. With advanced capabilities tailored for enterprises with intricate workflows and high-volume data processing needs, this new iteration will empower organisations to optimize efficiency at an even greater scale. We are committed to delivering a future-ready solution that meets the evolving demands of the facilities management and built environment industry while maintaining the flexibility and user-centric approach that defines our technology.

Continued use of A.I. to expand robotics multifunctional capabilities

Our past technology initiatives include the (1) design and development of autonomous floor scrubbing robots fit for Singapore’s purpose, (2) design and development of self-docking capabilities to perform autonomous cleaning operations, (3) design and development of modular 2-in-1 multifunctional security and cleaning robots, and (4) design and development of 3-in-1 security, concierge, and cleaning robot on a scrubber robot base. On the hardware front with robots, while we see a growing interest in humanoids in the market, we believe end users will not immediately adopt humanoids as a solution to facility service operations. As such, we intend to continue innovating and expanding our robotic fleet to include artificial intelligence-enabled capabilities – to further refine our security surveillance and digital concierge technologies in each robot model. Through these developments, we plan to secure intellectual properties registration and awards to license and export these modular hardware and software to channel distributors and end direct users.

Build SIMPPLE Vision A.I. and SIMPPLE Integrate capabilities to meet more used cases and applications

After the launch of SIMPPLE Vision and contract win with a national healthcare institution, there are more problem statements that the healthcare group has shared with the Company, that requires advanced computer vision capabilities in order to accurately meet these requirements. That said, we plan to enhance our A.I. vision capabilities through building a team of qualified computer vision engineers and embarking on extensive training and development of A.I. models to detect new and more objects for the various industries of interest. We will continue to take customer feedback seriously to refine our A.I. models until commercially proven. With an established track record in the industries of interest, SIMPPLE can scale these solutions to overseas markets quickly.

Geographic Expansion

Our mandate to be a global facilities management technology solution provider remains. Since our public offering in 2023, we have established an overseas office in Australia as part of our international expansion strategy. We have also expanded our presence internationally through channel partners in countries like Malaysia, Thailand, Hong Kong, Japan, Australia, New Zealand, Qatar, Denmark, Canada, and the United States of America. Our focus in the coming years will be to establish an overseas office in the USA and Europe, where the business deems feasible.

For countries that we do not have an overseas office, we plan to engage channel partners such as robot distributors, technology system integrators, and software solution providers that have a strong facilities footprint. This enables us to target asset owners and facility management companies quicker while providing fit for purpose solutions across various product verticals like SIMPPLE Software, SIMPPLE Robotics, and SIMPPLE A.I.

Expansion Through Organic Growth and Acquisitions

Organic Growth into New Market Segments

Since our public offering in 2023, we have expanded our total addressable market in Singapore beyond cleaning and facilities management to include security services. We intend to grow our portfolio of clientele to include stakeholders across the real estate or built environment value chain. Across the built environment industry, we initially focused on commercial properties only, but have since ventured into private residential properties, aviation, rail transport nodes, and light industrial estates. We will continue to look for new opportunities where we can deliver fit-for-purpose solutions to such facilities.

Strategic Alliances and Partnerships

SIMPPLE continues to strengthen its global presence through strategic alliances and partnerships as it builds its channel partner network. This enables the Company to jointly develop innovative solutions tailored for the overseas market. By collaborating with these industry leaders and technology partners, SIMPPLE can leverage complementary expertise to enhance SIMPPLE Ecosystem offerings and adapt to diverse operational needs worldwide. These partnerships also facilitate joint commercial engagements, allowing us and the partner to combine resources, networks, and market insights to secure new contracts and drive business growth internationally.

SIMPPLE also signed and renewed commercial agreements with major robotic suppliers Gausium Holdings and Cenobots as well as IoT supplier Milesight. Notably, SIMPPLE has signed a joint venture partnership with Evolve Consulting ApS to co-develop an integrated software platform that merges SIMPPLE’s facility management expertise with Evolve’s regulatory compliance system. Through this partnership, Evolve will drive commercial engagements for SIMPPLE in the European region. There were other Memorandums of Understanding (“MOUs”) signed between facilities management operators and software providers, with the intent of driving revenue for both parties as part of a win-win relationship.

Acquisition Opportunities

We also intend to pursue suitable inorganic growth opportunities such as acquisitions to either expand our suite of solutions in the facilities management space or expand our customer base to drive revenue growth. For example, potential acquisitions or strategic investment targets may include: (1) system integrators with a large customer user base in the facilities management sector, (2) companies that the Company can vertically or horizontally integrate with to bring more value to property developers and facility owners or (3) distributors of robotic or IoT resources serving the facilities management space. We may also acquire or team up with companies that provide complementary services in new markets segments such as those described above. We believe that building up a comprehensive suite of facilities services technologies will enable us to maintain our competitive edge and attract building owners to adopt our integrated and holistic solution.

Align closely with Singapore government’s Industry Transformation Roadmap

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

From our inception, we have understood the importance of being at the core of the industry so that we can be a key enabler of transformation from within. We achieved this by being involved in relevant industry-leading forums organized by industry trade associations and various sector-led government agencies. Our active contributions to the industry have made us a recognizable technology provider in Singapore as evidenced by the technology trials, innovation grant awards and press that we have been featured in. Such government grant awards (“Innovation Grants”) include the Enterprise Development Grants awarded to Gaussian Robotics Pte. Ltd. and SIMPPLE Pte. Ltd. by Enterprise Singapore as well as Advanced Digital Solutions grant awarded to IFSC Pte. Ltd. by the InfoComm Media Development Authority. The Company retains ownership of all intellectual property developed pursuant to these Innovation Grants.

Being at the core of the industry enables us to gain an in-depth understanding of the sector domain, which proved to be critical to ensure that the end product not only addresses real-world industry issues but also creates significant value for our end-users and clients. As part of the Company’s broader strategy, SIMPPLE is taking a strategic step forward by relocating to a larger office within the Building and Construction Authority (BCA) premises, reinforcing our position as a leading technology solution provider in the built environment ecosystem. This move not only provides us with a more expansive workspace to support our growing team and operations but also places us in closer proximity to key industry stakeholders, regulatory bodies, and potential partners. Being within BCA’s purview enhances our credibility within the facilities management industry, strengthening our role in driving innovation and digital transformation. Furthermore, this relocation will allow us to engage investors, showcase our capabilities, and solidify SIMPPLE’s standing as a trusted player in the smart facility management landscape.

OUR BUSINESS OPERATIONS

The SIMPPLE ECOSYSTEM

The SIMPPLE Ecosystem represents the Company’s technology suite, which encompasses complementary hardware peripherals, a software system, A.I.-enabled solution capabilities, and consultancy services that can operate in unison to deliver an end-to-end fit-for-purpose facilities management solution to our clients. These technological components can be used individually or combined, depending on the client’s objectives. These consist of:

“SIMPPLE Software” - a software platform that helps facilities owners, managers and contractors better manage their facility and workforce through field service management and reporting modules;

“SIMPPLE Robotics” - a wide range of service robotics that supports facility operations with the likes of security surveillance, concierge services, cleaning services and delivery capabilities that the Company distributes, sells and manages;

“SIMPPLE Exchange” - complimentary peripherals such as IoT sensors and facility assets (e.g. CCTV cameras/ physical security assets) that add value to the entire ecosystem that the Company distributes and sells;

“SIMPPLE A.I.” - the next generation facilities management Autonomic Intelligence Engine (A.I.E.) that powers SIMPPLE Software, SIMPPLE Robotics, and SIMPPLE Exchange and allows them to work together without human intervention. The A.I.E. incorporates artificial intelligence capabilities to automate workflows within the facility through computer vision analytics, IT assets-to-robots integration services, machine learning and A.I.-powered regulatory compliance capabilities;

“Consultancy Services” – an advisory service arm that provides domain and technical expertise across various industry sectors and related service streams to assist in delivering innovative solutions in a built environment.

SIMPPLE Software

SIMPPLE Software is the Company’s proprietary facilities management-centric workforce and resource management system that enables clients to monitor, analyze and manage the use of their resources in any given facility. What started as three main modules - (a) Quality Management, (b) Workflow Management and (c) People Management quickly scaled up to eight modules covering other aspects of facility operations such as (d) Learning Management, (e) Incident Management, (f) Asset Management, (g) Contractor Management, and (h) Sustainability Management. SIMPPLE Software is an end-to-end real-time, closed-loop operations workflow system that efficiently manages the client’s facilities management team by increasing productivity, improving accountability and reducing cost.

The power of SIMPPLE Software lies in its analytics and data visualization. Developed over multiple iterations and amalgamating various client requirements and feedback, the current evolution of the SIMPPLE Software visualization dashboard provides an intuitive and user-friendly view of a building’s operational status in real-time. The Company has also developed “Insights”, which are short interpretation sentences for each key indicator to give facility managers a direct understanding of data. The power of ‘Insights’ lies in its correlation with Big Data and external variances so that it can eliminate outliers and/or predict trends through machine learning algorithms to alter the operations within a facility.

When integrated with other components within the SIMPPLE Ecosystem such as SIMPPLE Robotics, SIMPPLE Exchange, and SIMPPLE A.I., users of this system will be equipped with all the information required to manage and automate the facility in real-time.

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

It is the Company’s core belief that the number of resources and workforce dedicated to facilities management is directly correlated to the quality standards defined within the facility. The higher the service quality, the lower the number of ad hoc work tasks and incidents, which translates to lower liability and in turn lower insurance premiums. SIMPPLE’s Quality Management module in SIMPPLE Software is a purpose-built audit management system designed specifically for the facilities management industry. Utilizing this digitized system (compared to “pen-and-paper”), facility managers are now able to conduct independent or joint-contractor audits that can, among other things:

●	Calculate scores based on client requirements;

●	Provide date & time stamp pictures with annotations;

●	Generate reports with geo-location;

●	Capture signatures for immediate accountability;

●	Schedule individual and joint inspections;

●	Acknowledge task completions; and

●	Provide automated task ticketing to internal personnel or external contractors

Gaining insights into a facility’s current quality status requires data inputs from static sensors such as IoT devices, inputs from facility staff as well as members of the public so that the community is constantly keeping the facility safe, clean and accountable.

SIMPPLE’s Feedback sub-module is an undemanding component of the SIMPPLE Software that leverages on IoT devices and QR codes to give a spatial awareness of a facility’s existing state and complete a myriad of tasks, such as:

●	Feedback System – For members of public to easily provide feedback;

●	Digital Toilet Card – To record cleaner’s attendance and feedback for improvements;

●	Location tags for SIMPPLE’s Audit forms – Incorporate QR Codes for ease of use and verification;

●	Smart Sensors – Automatically generate a guest experience index based on the usage of an area, as well as perception of toilets and specific areas based on smell and consumables available.

In addition, the Quality Management module is fully integrated with the other modules within the SIMPPLE Ecosystem so that when a part of the facility is not satisfactory in terms of performance indicators, the Workflow Management module will automatically trigger a work rectification order, and the response time and rectification results can be captured and presented in the same report.

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

SIMPPLE’s Workflow Management module goes beyond the typical workforce management modules as it not only tracks tasks by human workforce but also integrates with existing robots and facility assets to automate the workflow, for an end-to-end deployment. Users have the options to utilize in-app notifications and widgets for functionality, as well as third party messaging platforms such as WhatsApp to notify resources or third-party contractors of scheduled or outstanding tasks at hand. This allows for easy adoption across users of various skill sets.

To ensure the upkeep of a building is maintained at the desired quality, various workflows across multi disciplines need to work cohesively together to ensure that productivity and efficiency are optimized. The Workflow Management module includes the visualization and analysis of data from IoT sensors, the operations and scheduling of work staff as well as available assets on site such as robotics and other building assets such as ventilators, HVAC systems, elevators etc.

People Management

As much as smart facilities can be automated with workflows, the most important factors are the janitors, security guards and maintenance technicians who are key in ensuring that a facility is running smoothly. SIMPPLE’s People Management module consists of the following sub-modules:

●	Facial recognition attendance module

●	Staff Performance module

Through these two sub-modules, a facility utilizing the SIMPPLE Ecosystem is aware of the human resources the site has and can work together with the Workflow Management module to send tasks out to the right persons at the right times. The intertwined modules operate logically and can account for shift timings and task durations to ensure the most efficient and logical workflow, thus ensuring user buy-in and reducing scheduling difficulties.

The most important factors in building maintenance are the people who maintain it. The People Management module uses facial recognition capabilities to determine attendance so that workflows from the Workflow Management module can be automatically assigned to them and tracked for performance evaluation by their supervisors.

A future development of the People Management module could work and integrate with Human Resource Management Systems (HRMS) solutions to enable companies to perform payroll activities seamlessly by evaluating the workers’ performance on the dashboard.

SIMPPLE Exchange

SIMPPLE Exchange is our product line that carries pre-approved third-party devices that add value within the SIMPPLE Ecosystem. These are specially curated technology components that provide important functions within the Ecosystem that SIMPPLE does not produce but instead aggregates within existing systems for the benefit of our customers. Some examples of SIMPPLE Exchange products include video analytics-ready surveillance cameras and IoT sensors that help SIMPPLE visualize a facility space. To ensure high quality and reliability of these components, these products undergo stringent testing and mandatory integration process from proof-of-concept to beta testing to systems integration testing. Commercially, the supply of these components is governed by a strict procurement process that minimizes supply chain issues. We mitigate any supply chain disruptions through careful demand planning to maintain sufficient stock.

SIMPPLE Exchange consists of peripherals that can be integrated with SIMPPLE Software platform in order to add value above and beyond the standalone function of each peripheral technology. SIMPPLE Exchange consists of the following:

IoT Devices

IoT devices act as nodes for information collection and are placed in strategic locations within a facility so that SIMPPLE Software will be able to make use of these data to derive information so that appropriate action can be taken. Popular IoT devices include Smart Toilet Sensors that are people traffic counters and ammonia sensors to draw data on toilet usage and condition to optimize cleaning schedules. Other sensors that give information on facility assets such as water and electrical meters as well as CCTVs and their integration also help SIMPPLE be aware of a facility space. To date, the company has deployed more than 4,000 IoT Devices across more than 170 buildings.

Facility Assets

SIMPPLE has integrated with various facility assets such as doors, elevators and CCTV infrastructure to enable autonomous movement of robotics as well as to monitor a site through SIMPPLE A.I.. Development plans include monitoring water, HVAC and other facility infrastructure so that facility owners and managers get a one-stop dashboard on all facility-related data which can then correlate with other information through SIMPPLE Software for more intelligent business intelligence.

SIMPPLE Robotics

SIMPPLE Robotics carries pre-approved brands of service robotic manufacturers that support facility operations and add value within the SIMPPLE Ecosystem. These are brands of robots that SIMPPLE has tried and tested before partnering as a distributor in Singapore and the countries of interest. We sell and lease these robotic solutions based on the end user requirements.

Since 2016, the Company had designed and developed the first indoor autonomous cleaning robot. After commissioning and deploying the first commercial indoor cleaning robot, SIMPPLE has been distributing, deploying, and maintaining FM-related robots such as robotic sweepers, scrubbers, and security robots. When integrated with SIMPPLE Software, the robot becomes a seamless extended resource that can be managed alongside the human workforce. Today, SIMPPLE distributes robots manufactured by Shanghai Gaoxian (Gausium), Cenobots, and KABAM Robotics. The Company also plans to distribute other brands of robots as part of the larger SIMPPLE Robotics offering in and outside of Singapore.

The current product models currently distributed by our company are:

●	Gausium Scrubber 75 – With operational times spanning over 6 hours, the ECOBOT Scrub 75 is suitable for large facilities in a single floor plate where it can clean up to almost 110,000 square feet in a single operation.

●	Gausium Scrubber 50 – With a cleaning width of approximately 50cm, the Scrubber 50 robot is a fully automated and robotized hard floor scrubber that has the ability to charge itself, and reduce maintenance cycles when coupled with a base station. It is best suited for high rise buildings as the Scrubber 50 has the ability to take elevators and open doors with the addition of SIMPPLE Integrate (a capability mounted on the robot to remotely call for elevators and doors) for a combined cleaning capability of up to approximately 33,000 square feet in a single operation.

●

Gausium Vacuum 40 – Built on the same concept as the ECOBOT Scrub 50 but as a carpet vacuum and hard floor sweeper, the ECOBOT Sweep 40 is able to cover up to slightly more than 20,000 square feet in a single operation.

Gausium Phantas – A commercial floor cleaning robot that integrates four floor cleaning modes, granting versatility and usability for cleaning spaces with different types of flooring, both hard and soft. Presumably the smallest commercial floor cleaning robot, its compact size allows it to pass through narrow aisles and under-table areas.

Cenobots L50 – An A.I.-powered scrubber-dryer robot that is equipped with an advanced 3D LiDAR technology and Nvidia’s advanced A.I. chip in its GPU to achieve intelligent and accurate cleans. With this robot, end users can expect faster deployment with a user-friendly interface, saving time by at least 50%, and automatically updates its map each time it goes out to clean.

Cenobots SP50 – The world’s first real spot cleaning robot that detects more than 30 different types of waste and debris with 99% accuracy given its Nvidia Xavier AI edge computing chips and multi-channel 3D LiDAR. Unlike other robots that only clean an area in a single pass, this robot utilizes proprietary “CRC (Cleaning Result Checkup)” technology to ensure thorough and repeated cleaning until every job is complete.

Cenobots L4 – An A.I.-powered scrubber-dryer robot that is designed for crowded environments. With a 1.1-meter turnaround width and 0.8-meter passage width, this robot can navigate along crowded aisles effortlessly, providing optimal performance for challenging environments. Also equipped with a strong Nvidia processing chip, it is able to perform stain detection and edge cleaning, setting new standards in the cleaning industry.

KABAM Robotics Co-Lab – An indoor security robot equipped with surveillance and advanced vision analytics capabilities to support security and facility management businesses. Positioned on a 2-meter extendable boom arm, it allows a 360-degree visibility of its surroundings, enabling accurate video streaming capabilities to ensure the facility is safe and secure.

KABAM Robotics Halo – An outdoor security inspection robot that operates seamlessly with its comprehensive sensor array for precise navigation and optimal performance. With a robust all-terrain drive system, this robot has a weather-resistant shell and strobe lights, which allows for uninterrupted operations in various weather conditions.

In addition, through our expertise in robotics design and computer vision development, the team has built a stand-alone modular security robot head that can be attached to Gausium Scrubber 50 cleaning robot, adding value to clients by converting it into a “3-in-1” security surveillance, digital concierge, and cleaning robot. The video analytics is processed onboard for data security and future applications can be applied to any facility robot that has an API for integration, opening the opportunity to go onboard and distribute a wider range of robots and increasing the value to end clients. The current model that is being marketed is called Gemini, which has extended its sale and deployment across Singapore, Malaysia, and Thailand.

SIMPPLE.AI

SIMPPLE A.I.is the next generation facilities management software, that empowers SIMPPLE Software through an Autonomic Intelligence Engine (“A.I.E”) that can automate robotic and human workforce deployments as well as regulatory compliance to global standards. Dubbed as the “brain” behind the SIMPPLE Software, SIMPPLE A.I. is expected to increase the value offering that SIMPPLE Software gives in letting a facility “take care of itself”. Previously supported by the Singapore government and local property developers, SIMPPLE A.I. can and will change the way facilities manage and maintain their assets and operations. It is a natural progression for clients to level-up from SIMPPLE Software to adopt SIMPPLE A.I. That said, SIMPPLE A.I. can be adopted in parts with the commercialization of its sub-products listed:

●	SIMPPLE Vision - Integrates with a facility’s camera systems, or functions as a standalone unit, to interpret and analyze visual data and send alerts to enhance building performance and facility operations.

●	SIMPPLE Integrate – Integrates facility robotics with IoT devices and/or camera systems to enable fully autonomous operations, thereby creating a one-stop facility solution that does not require human intervention.

●	SIMPPLE Compute - Leverages machine learning capabilities to calculate workforce efficiency and estimates facility contracts based on complex facility management operations.

●	SIMPPLE Evolve - Integrates SIMPPLE’s smart building automation capabilities with Evolve’s regulatory compliance system that (a) Automates compliance assessments; (b) Ensures a facility’s adherence to most global ESG standards; (c) Supports various global standards including ISO 27001 for information security and NIST frameworks for cybersecurity.

SIMPPLE A.I. – a combination of SIMPPLE Vision and SIMPPLE Integrate – can automate incident detection and asset deployment. The value of A.I.E comes with detecting issues automatically, deciding on remedial actions, and deploying assets such as robotics and the human workforce, thus dynamically managing a premise without human intervention. Instead of traditional multiple disparate software systems, building owners and facility managers are now able to easily integrate can simply plug-in SIMPPLE Software with SIMPPLE A.I. into a standalone Building Management System and Facilities Maintenance Management System to manage their assets better in an integrated end-to-end solution.

Revenue Streams

As an end-to-end integrated facility solution provider, we provide a myriad of products as listed and each comes with a different revenue structure. Details of our SIMPPLE Ecosystem solution suite comprising SIMPPLE Software, SIMPPLE Robotics, SIMPPLE Exchange, SIMPPLE A.I. and Consultancy Services are outlined below:

1. SIMPPLE Software SaaS Platform

The revenue model for SIMPPLE Software stems from two sources: (a) one-time professional services fee for project set-up, testing, training and commissioning; and (b) recurring software-as-a-Service (“SaaS”) user license subscription fees. This model ensures cash flow optimization while minimizing ongoing contractual administration.

Our target customers are property developers or building owners, facilities management companies, and service contractors such as environmental services companies, security agencies, horticulture and maintenance companies. These customer segments, especially Building Service Contractors, account for almost all of SIMPPLE Software’s revenue stream.

Facilities management and related contracts typically run from 2 to 5 years depending on the contract owner and our subscription duration usually runs back-to-back with the customer. Contract owners usually start planning for operational continuity 3 to 6 months for brownfield projects and up to 12 to 24 months for greenfield projects. Our average sales cycle for SIMPPLE Software is 4 months from lead qualification to booking.

2. SIMPPLE Robotics Business Model

The SIMPPLE Robotics product line complements SIMPPLE Software in that these are complementary hardware peripherals that works hand in hand to enable a more productive workforce. Like SIMPPLE Software, SIMPPLE Robotics target customers are mainly asset owners, facility management companies, as well as service contractors such as environmental services companies, and security agencies.. Robotic distributors also form part of our client base as they want to provide a wide range of robotic solutions and traditional hardware offerings to their end clients. These customer segments account for almost all of SIMPPLE Robotics revenue stream. Facility management and related contracts typically run from 3 to 6 years depending on the contract owner and the Company’s contract duration usually run back-to-back with the customer, unless they purchase the Company’s systems (e.g. robotics and cameras) directly. Contract owners usually start planning for operational continuity 6 to 9 months for brownfield projects and up to 18 months for greenfield projects. Our average sales cycle for SIMPPLE Robotics is 3 months from lead qualification to booking. Our revenue model for SIMPPLE Robotics comprises hardware purchases (one-off capital expense), monthly user-based subscriptions and a one-time professional service fee that includes project management, platform configuration and training. The Company is also open to a leasing model, where the client requires with their own financing partner. This model ensures cash flow optimization while minimizing ongoing contractual administration.

3. SIMPPLE Exchange Business Model

The SIMPPLE Exchange product offerings complement the SIMPPLE Software with hardware peripherals like IoT devices and CCTV cameras, doors and elevators that work to enable autonomous/semi-autonomous operations within any given facility. Like SIMPPLE Software, SIMPPLE Exchange target customers are mainly asset owners, facility management companies, as well as service contractors such as environmental services companies, and security agencies.. System integrators in the technology sector also form part of our client base as they provide fit-for-purpose client-specific solutions. These aforementioned customer segments account for almost all of SIMPPLE Exchange revenue stream. Facility management and related contracts typically run from 1 to 5 years depending on the contract owner and the Company’s contract duration usually run back-to-back with the customer. Contract owners usually start planning for operational continuity 6 to 9 months for brownfield projects and up to 18 months for greenfield projects. Our average sales cycle for SIMPPLE Exchange is 2 to 4 months from lead qualification to booking. Our revenue model for SIMPPLE Exchange comprises hardware purchases (one-off capital expense), monthly user-based subscriptions, connectivity fees, and a one-time professional service fee that includes project management, product configuration and training.

4. SIMPPLE A.I. Business Model

Representing the latest technology in the technology stack, SIMPPLE A.I. presents clients a huge opportunity to leverage artificial intelligence capabilities to streamline and automate workflows to meet operational efficiency and excellence or regulatory compliance to globally acclaimed standards. The SIMPPLE A.I. technology suite can be further categorized into its individual business segments namely – SIMPPLE Vision, SIMPPLE Integrate, SIMPPLE Compute and SIMPPLE Evolve. As a whole, SIMPPLE A.I., is anticipated to generate substantial revenue as artificial intelligence becomes commonplace.

●	SIMPPLE Vision – Sales conversion cycle typically takes 5 to 6 months, with one-off expense on hardware purchases, one-time professional set-up and installation fees, and recurring subscription fee per user license and camera connectivity respectively.

●	SIMPPLE Integrate – Sales conversion cycle typically takes 6 months, with one-off expense on hardware purchases, one-time professional set-up and installation fees, and recurring connectivity fees.

●	SIMPPLE Compute - Sales conversion cycle typically takes 9 months, with one-time professional set-up and installation fees and recurring user license fees. This revenue model is also one that emphasizes on liability reduction where the Company partakes in a cost-savings sharing model on the reduction of insurance premiums, if that sums exceeds the SaaS user licensing cost per building.

●	SIMPPLE Evolve - Sales conversion cycle typically takes 2 to 3 months, with one-time professional services for project set-up, testing, training and commissioning and a recurring SaaS user license subscription fee. This model ensures cash flow optimization while minimizing ongoing contractual administration.

Building owners are the key customer target segment for SIMPPLE A.I. as they would want to look at automating workflows and streamline operational inefficiencies while looking at ways to bring its net asset value up with sustainability and/or net zero targets.

5. SIMPPLE Consultancy Services

Building owners are the key customer target segment for SIMPPLE Consultancy as they would want to better understand the current gaps in its facilities and find ways to optimize cost as well as improve guest satisfaction in their space. That said, our client is not limited to building/asset owners and extends to progressive facility management companies and building service contractors who may want to position themselves better for contract tenders with technology adoption. In this revenue model, the Company charges per project or per billable hour of domain expertise rendered to a feasibility or consultancy study. Other areas of consultancy include system consultation, set-up and installation project charges, testing and commissioning fees. Sales conversion cycle could stretch between 3 to 12 months, depending on the client’s requirements and intended end outcome.

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

OUR MAJOR CUSTOMERS

Our major customers, which accounted for 5.0% or more of our total revenue for FY 2024, 2023 and 2022 are as follows:

		Percentage of total revenue (%)
Customer	Service provided	FY 2024	FY 2023	FY 2022
Changi Airport Group (Singapore) Pte Ltd	Simpple Plus Robotics	9%	-	-

ISS Facility Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	7%	11%	5%

Weishen Industrial Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	8%	7%	49%

Klenco	Simpple Plus Robotics	5%	15%	15%

SMRT Corporation Ltd	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	-	38%	-

Patec Pte Ltd	Simpple Plus Robotics	-	-	5%

From 2021 onwards, the Company sought to distribute its products and services through distributors to widen the customer base. In addition, the company also onboarded more key accounts from the list of FM02-L6 contractors such as ISS Facility Services, which helped the company scale faster.

Except as disclosed above, our Directors are of the view that, as of December 31, 2024, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers, except where disclosed elsewhere in this report.

None of these persons or entities owns 5% or more of our Shares; and all our customer contracts with the customers affiliated with these principals are negotiated at arm’s length.

OUR MAJOR SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2024, 2023 and 2022 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2024	FY 2023	FY 2022
Shanghai Gaoxian Automation Technology Development Co., Ltd.	Robots	6%	84%	84%

Hangzhou Cape of Good Hope Robots Co., Ltd. (Cenobots)	Robots	23%	-	-

Eclipse Floor Solutions Pty Ltd	Robots	12%	-	-

Kabam Pte Ltd	Robots	14%	-	-

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

We are currently also the authorized Exclusive Distributor of Hangzhou Cape of Good Hope Robots Co., Ltd., a company of the CenoBots Group, for robotics such as Cenobots L50, an A.I powered scrubber-dryer robot and Cenobots SP50, a spot cleaning robot. Our distribution rights are effective as of January 26, for a two-year distribution right to in Singapore to December 31, 2025.

Except as disclosed above, our Directors are of the view that, as of December 31, 2024, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

As of the date of this report, none of our Directors or Major Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. Previously, the Company focused largely on the Environmental Services (1,500 companies licensed by NEA in Singapore) and Property Management sectors. Today, the Company has expanded its clientele to include sectors such as Security (250 companies supporting the Home Team in Singapore) and Facility Management (96 companies that are classed under FM01 workhead).

The competitive landscape in Singapore can be broadly categorized into Software, IoT sensors, and Robotics. The solution providers vary across product segments with companies like Swipetask, EF Software, V3 Smart Technologies, Advancer Smart Technology (AST), Smart Clean, Unabiz, Gabkotech, Facilitybot, Lionsbot, Jeff Supplies, Globotix, and KABAM Robotics. That said, our competitive advantage reside in our end-to-end integrated facility management platform that brings IoT sensors, robotics, and the human workforce all into a single unified software system. This allowed for the majority of the large building service contractors in Singapore to deploy our solutions over our competitors listed. That said, out of those listed solution providers, there are another two companies that emerged in recent years and provide similar capabilities to SIMPPLE, and they are Willowmore Singapore and Univers.

Outside of Singapore, we see major software company such as Team Software be one of our biggest competitors. That said, we believe that our holistic ecosystem solution developed in Singapore would present a strong alternative to the existing competition and have started to grow as a brand-agnostic platform with different brands of supplier partners in the IoT and robotic fields.

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

FACILITIES

Our principal place of business is 71 Ayer Rajah Crescent #03-07/08/09, Singapore 139951, where we lease approximately 2,959 square feet of office space. We also further leased offices at 71 Ayer Rajah Crescent #03-06, Singapore where we lease approximately 976 square feet of office space. Our offices are leased under two leases which both expire on November 2, 2025. As the office lease is expected to expire on November 2, 2025, the Company had looked for and signed a new lease agreement at BCA Academy, 200 Braddell Road – Block G with approximately 9.149 square feet. This new office facility is part of the broader expansion strategy. We believe that our new facilities are adequate to meet our needs for the immediate future.

EMPLOYEES

As of the date of this Report, our Group had a workforce of 35 full-time employees, most of whom are located within our offices at 71 Ayer Rajah Crescent in Singapore or who work in Australia.

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

In this regard, IFSC, being an employer in Singapore, has obtained a contract for insurance in accordance with WICA. In the past 3 years, none our employees has experienced a workplace injury that is subject to WICA jurisdiction.

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

IFSC has 7 employees who are covered by the EFMA and has obtained a valid work pass. We believe that we are in compliance with its requirements.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Report:

SIMPPLE LTD. - ORGANIZATIONAL STRUCTURE

Chong Jiexiang Aloysius
7.78%
12.69%
MAINS D'OR INVESTMENTS LIMITED
2.22%
Kelvin Lee Soon Sze
Other Shareholders
11.74%
0.00%*
86.04%
SIMPPLE LTD.
100%
IFSC PTE. LTD.
100%
100%
100%
GAUSSIAN ROBOTICS PTE. LTD.
SIMPPLE PTE. LTD.
SIMPPLE AUSTRALIA PTY LTD

*Mr. LEE Kelvin Soon Sze owns 1 Shares directly of the outstanding shares of SIMPPLE LTD and 5.35% indirect interest of the outstanding shares of SIMPPLE LTD. Mr. Kelvin Lee Soon Sze directly holds 1 Share of SIMPPLE LTD, and holds 5.35% indirect interest in SIMPPLE LTD. through his 12.69% shareholding of Mains D’Or Investments Limited.

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

POO Chong Hee, who is a principal of a certain customer, is an owner of 4.64% of our Ordinary Shares.

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

On September 6, 2024, SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”), entered into a series of securities purchase agreement (the “Purchase Agreement”) with twelve purchasers (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $1,260,000 of securities, consisting of 4,846,153 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) and warrants to purchase an aggregate of 4,846,153 Ordinary Shares at an exercise price of $0.13 per share, subject to adjustment therein (collectively, the “Securities”). Each Warrant will be exercisable on or after December 31, 2024 and will expire on December 31, 2027, the third year anniversary of the initial exercise date therein.

On 13 September 2024, the Company implemented an employee share incentive plan, the aggregate maximum number of unrestricted shares reserved and available for grant and issuance under the plan shall be 3,293,000 shares. As of the date of issuance of these financial statements, a total of 2,400,000 shares have been granted and issued to three consultants under this plan, at an exercise price of $0.35 per share, in consideration for services rendered.

On March 15, 2025, the Company resolved that

(i)	18,625,961 issued ordinary shares of a nominal or par value of US$0.0001 each held by the existing shareholders of the Company be consolidated into 2,328,246 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(ii)	481,374,039 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into 60,171,754 ordinary shares of a par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(iii)	no fractional shares be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to a fractional share upon the share consolidation, the total number of shares to be received by such shareholder may be rounded up to the nearest whole number, with effect from 13 December 2024; and

(iv)	as a consequence of the above, the authorised share capital of the Company will be changed with effect from 13 December 2024:

FROM: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each,
TO: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each.

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

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7320 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

5A. Operating results

Factors affecting our performance

Inflationary pressure on costs

Inflation, market uncertainties, currency fluctuations and interest rate factors have impacted SIMPPLE’s operations business-wide. The Company faces increased cost of sales due to rising prices of labor and materials, mandated system and compliance costs, data security and broad ranging professional fees. Additionally, robotics and component hardware, distribution and mobilization, training and development costs has increased as we continue to diversify and expand the business globally. Various cost and investment factors have therefore led to weaker margins amidst growing competition and upfront costs to support large tender opportunities, often requiring long lead times to be awarded and mobilized. The essential and ongoing investment in research and development of software-based initiatives, to meet future demands and client expectations has also increased substantially. As we expand beyond Singapore, local variations in inflation and currency rates across different countries may impact, staff costs, and overall profitability as we continue to invest and expand into international markets. Uncertain market conditions and interest rate variations will therefore continue to impact borrowing costs and therefore may additionally impact future operating results.

Growth arising from our strategic partnerships

We have successfully and will continue to meticulously pursue partnership opportunities that we believe are strategic, complementing and adding value to our current operations, state-of-the-art technology, growth and cost management objectives. The contributions, experience, and connections that our partners can provide will directly impact the results of our operations and benefit our long-term sustainability.

Industry adoption of solutions

Although our business results are highly dependent on the demand and adoption of our end-to-end facilities management solutions by facility owners and facility management companies in Singapore and beyond, potential demand is expected to remain high, as industries increasingly adopt alternative service and reporting technologies world-wide.

An industry impacted by an ageing workforce and declining labor resources available to service the facilities sector, which is furthermore impacted by rising labor costs due to the Singapore’s progressive (minimum) wage policy, and ever-increasing compliance and related reporting demands, has seen a growing commitment to adopting technology solutions. Singapore, SIMPPLE’s home base and its various international business locations are maintaining positive momentum as industry seeks to implement innovative and sustainable practices that can deliver proven enterprise-wide efficiencies and related cost saving initiatives. Government support through grants has also created an affordable pathway to adopting technology-based solutions at a grassroots level. Even though, the Singapore market remains limited due to its geography and market size, it has very much embraced companies like SIMPPLE who are locally based and have benefitted from Singapore’s global positioning as a strategic technology hub, while highly regarded as a business and development base, that continues to foster and invest in its innovative organizations.

Competition from industry players affecting our pricing and terms

Although SIMPPLE has established itself as a proven market leader with significant market share in Singapore, it has since looked beyond Singapore to expand internationally. This expansion and diversification strategy has been initiated to broaden opportunities outside of Singapore’s highly competitive and geographically limited marketplace. As a provider of end-to-end technology solutions, SIMPPLE has uniquely positioned itself to service both small and enterprise-wide businesses with inhouse developed and supported expertise. This capability is underpinned by established supply chain partnerships, that offer competitive terms, generally advantages to our business and growing client base. However, as robotics, innovative technologies and software solutions grow in demand, so do relevant options and the ever-increasing need to offer unique market leading alternatives. As such we have diversified our robotics offering and expanded software solutions to remain ahead of our competition.

Fluctuations in the cost of sales

Increased costs including but not limited to labor, robotics, parts, freight and data storage etc. have all contributed to a variable cost base additionally impacted by currency fluctuations and increased insurance costs. Competitive tendering of large contracts requires significant upfront investment and capital outlay requiring longer term amortization before maximizing contribution margin. Additionally, SIMPPLE’s international growth strategy, has required an upfront investment to build brand awareness and market credentials. This requires the purchase of extensive demonstration stock that initially impacts cost of goods sold until fully amortized.

Results of Operations

Comparison of Years Ended December 31, 2024, and 2023

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change
Revenue	3,773,324	4,686,925	6,510,169	-19%	-28%
Cost of revenues	(1,511,927)	(2,244,486)	(2,910,873)	-33%	-23%
Gross profit	2,261,397	2,442,439	3,599,296	-7%	-32%

Operating expenses:
General and administrative expenses (including IPO related expenses)	(6,683,728)	(9,991,300)	(4,572,654)	-33%	119%
Total operating expenses	(6,683,728)	(9,991,300)	(4,572,654)	-33%	119%

Loss from operations	(4,422,331)	(7,548,861)	(973,358)	-41%	676%

Other income, net:
Other income	176,540	265,208	441,341	-33%	-40%
Interest expense	(34,846)	(183,046)	(130,868)	-81%	40%
Other expense	(20,870)	(81,088)	(5,946)	-74%	1,264%
Total other income	120,824	1,074	304,527	11,150%	-100%

Loss before income tax expense	(4,301,507)	(7,547,787)	(668,831)	-43%	1,029%
Income tax expense	368,542	(23,086)	(118,681)	-1,696%	-81%
Net loss	(3,932,965)	(7,570,873)	(787,512)	-48%	861%

Revenue

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change

Sale of robotics	2,645,728	3,633,740	5,228,965	-27%	-31%
Software revenue	1,127,596	1,053,185	1,238,435	7%	-15%
Others	-	-	42,769	-	-100%

Total revenue	3,773,324	4,686,925	6,510,169	-19%	-28%

We generate our revenues from Facilities Management (“FM”) related contracts for commercial cleaning and security, including from the sale of autonomous robotic cleaning equipment, which includes the warranty and maintenance of robots as well as software services rendered for FM applications.

Our total revenue for the year ended December 31, 2024 has decreased by S$913,601, or by 19%, from S$4,686,925 for the year ended December 31, 2023 to S$3,773,324 for the year ended December 31, 2024.

The decline in sales during 2024 can be attributed to delays in finalizing the details of awarded contracts with customers. These delays prevented many deals from being concluded within the expected timeframe, causing them to carry over into 2025. As a result, the anticipated revenue for 2024 was significantly impacted, leading to lower-than-expected sales performance. This shift in the sales timeline has created a gap in the company’s financial results for the year, pushing much of the expected growth into the next financial period.

Cost of revenues

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change

Total cost of revenues	1,511,927	2,244,486	2,910,873	-33%	-23%

Our cost of revenue is primarily made up of the autonomous robotic cleaning equipment and freight charges. For the year ended December 31, 2024 and 2023, our total cost of revenue are S$1,511,927 and S$2,244,486 respectively. This decrease of S$732,559 or by 33% from the year ended December 31, 2023, correlates predominantly to the decrease in sales.

Gross profit & gross profit margin

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	%	%
Gross profit
Sale of robotics	1,412,576	1,648,139	2,775,231	-14%	-41%
Software revenue	848,821	794,300	782,544	7%	2%
Others	-	-	41,521	-	-

Total Gross Profit	2,261,397	2,442,439	3,599,296	-7%	-32%

Gross profit margin
Sale of robotics	53.4%	45.4%	53.1%
Software revenue	75.3%	75.4%	63.2%
Others	-	-%	97.1%

Total Gross Profit Margin	59.9%	52.1%	55.3%

Gross profit for the year ended December 31, 2024, decreased by 7%, from S$2,442,439 in 2023 to S$2,261,397 in 2024. This decline can be attributed to an increase in freight charges and related cost of goods, including parts and manufacturing costs in the development of SIMPPLE’s multipurpose robots, yet to be fully commercialized.

However, despite the slight drop in gross profit, the overall gross profit margin improved by 7.8%, rising from 52.1% in 2023 to 59.9% in 2024. This increase was driven by the sale of a wider variety of products in 2024, which allowed for higher profit margins, even with the added freight costs.

General and administrative expenses (including IPO-related expenses)

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change

Total general and administrative expenses	6,683,728	9,991,300	4,572,654	-33%	119%

Our general and administrative expenses consist primarily of staff costs, administrative and distribution costs, professional and legal fees, advertising and promotion expenses, and depreciation expenses. General and administrative expenses decreased by 33% from S$9,991,300 for the year ended December 31, 2023 to S$6,683,728 for the year ended December 31, 2024, mainly due to one-off expenses related to our initial public offering in the prior year, which amounted to approximately S$5,000,000, and an increase in staff related expenses, being the establishment of a seasoned Board of Directors and an increase in headcount with the hiring of highly experienced personnel, as part of SIMPPLE’s international expansion commitments and ongoing patented AI software development programs, which has positioned the company to meet its implemented and future growth objectives post IPO.

Other income

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change

Total other income	176,540	265,208	441,341	-33%	-40%

Other operating income comprises predominantly government grants, and miscellaneous revenue. Other income decreased by 33% from S$265,208 for the year ended December 31, 2023 to S$176,540 for the year ended December 31, 2024. The decrease was mainly due the reduction in the government grants and delayed phasing of due payments which have rolled over into 2025, as issued and approved by the Singapore authorities.

Interest expenses

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change

Total interest expenses	34,846	183,046	130,868	-81%	40%

Interest expense on borrowings decreased by 81% from S$183,046 for the year ended December 31, 2023 to S$34,846 for the year ended December 31, 2024. This decrease was mainly due to the diminished interest from repayments made over the year resulting in the full settlement of certain working capital loans during the year.

Income tax (income) expense

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$	S$	S$	% change	% change
Total income tax (income) expense	-368,542	23,086	118,681	-1,696%	-81%

Income tax expense decreased by 1,696% from S$23,086 for the year ended December 31, 2023 to an income tax income of S$368,542 for the year ended December 31, 2024. This was mainly due to an overprovision for income tax made in prior years which was reversed through the utilization of the Group’s losses.

B. Liquidity and capital resources

Our liquidity and capital resources are vital to support our ongoing operations, strategic initiatives, and growth objectives. As of December 31, 2024, we had S$417,950 in cash and cash equivalents.

While the Company believes our current cash position, cash generated from operations, and available credit facilities are adequate to meet our foreseeable liquidity requirements, we continuously evaluate opportunities to optimize our capital structure and liquidity position. These may include debt refinancing, equity offerings, strategic partnerships, or asset divestitures, among others.

We anticipate that our operating expenses, together with the increased general administrative expenses of being a public company, will continue to impact the business as we seek to maintain planned geographical growth objectives, enhance existing software solutions, invest in expanding a globally recognised customers base and further diversify our service and technology offerings to futureproof the business in line with market demands.

We closely monitor market conditions, regulatory developments, and operational performance to assess any potential impact on our liquidity position. Despite potential economic uncertainties or market volatility, the Company remains committed to prudently managing our liquidity and capital resources to sustain long-term value creation for our shareholders.”

C. Research and development, patents and licenses

The success and future revenue growth of the Company will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patents, copyrights, trademarks, as well as confidentiality procedures, to protect its intellectual properties. All our intellectual property is currently held by SIMPPLE Pte. Ltd.

As of the date of this report, the Company has rights to three Singapore trademarks related to the logo and brand name.

As of the date of this report, the Company has been awarded a patent “SYSTEM AND METHOD FOR FACILITATING CLEANING AREA” in Singapore with reference Patent No. 10202203801Q on February 22, 2024. The patent claims a system for facilitating cleaning an area comprising essentially an image capturing module, which would then be analyzed by the software system that decides which cleaning method/device would be suitable to perform the task or if it would require a human to perform the task instead.

As of the date of this report, the Company has 12 registered domain names, of which 5 are active.

In addition to the current intellectual properties in Singapore, the Company also filed for trademarks and patents across Australia, Hong Kong, and the United States of America. These applications are still in the process of getting awarded by the relevant trademark offices and patent authorities in each country. The Company plans to continue to build its intellectual property portfolio and have earmarked trademarks and patent filings in Malaysia, Thailand, New Zealand, and the Middle East.

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

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with the provision of ASC 360, the Company usually conducts its annual impairment evaluation to its long-lived assets in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. As of December 31, 2022, 2023 and 2024, the Company determined there were no indicators of impairment of its long-lived assets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this Report.

Name	Age	Position
SCHROEDER Norman	63	Chief Executive Officer and Executive Director
GOH Gary Yean Seng	41	Chief Financial Officer
LEE Kelvin Soon Sze	50	Chairman and Executive Director
CHUA Yeow Tong Clement	50	Independent Director
GUO Longjin	40	Independent Director
TANG Shaun Youwei	41	Independent Director
PAT Kah Kit Daryl	37	Chief Operating Officer
SOO Qi Kai	36	Chief Technology Officer

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. SCHROEDER Norman has been our Chief Executive Officer and executive director since February 1, 2024. He previously served as our independent director since December 1, 2022. Mr. Schroeder has had over 30 years of experience in the facilities management and aviation industry. Mr. Schroeder has been a strategic development manager at OCS since December 2022, where he has been in charge of strategic business development and relations management. Mr. Schroeder has worked at Trident Services Australia as chief executive officer where he was in charge of overall operational, strategic and business wide responsibilities from December 2021 to November 2022, and as chief operations officer from October 2017 to November 2022, where he was in charge of overall operational and business development responsibilities. From February 2014 to September 2017, Mr. Schroeder has been director in strategic development and aviation services at SECUREcorp, where he was in charge of overall operational and business development responsibilities, including aviation services. From 2002 to 2013, Mr. Schroeder worked at Spotless Group, where he was a regional manager from 2002 to 2006, and general manager from 2006 to 2013. From 1997 to 2002, Mr. Schroeder has been a national operations manager at Gate Gourmet, and from 1990 to 1997 Mr. Schroeder has been an operations manager at Cathay Pacific Airways. Mr Schroeder completed higher school certificate level education from Fachhonschule Hamburg in 1981.

Mr. Goh Gary Yean Seng has been our Chief Financial Officer since January 22, 2025. Mr. Goh has over 15 years’ experience in the finance and accounting industry. Prior to his appointment as CFO of the Company, Mr. Goh founded a public accounting firm in September, 2014, GYSG Group (“GYSG”), which provides professional services in audit and assurance, accounting, tax advisory-compliance, corporate secretary services and corporate advisory services to a wide range of industries, including technology, retail, maritime, construction and manufacturing sectors. From 2010 to 2014, Mr. Goh was an Engagement Manager at KPMG where he performed audit works for multi-national corporations, listed companies, and government-linked companies. Mr. Goh graduated with a Bachelor of Mechanical Engineering from the National University of Singapore in 2008 and Bachelor of Applied Accounting from Oxford Brookes University in 2009. Mr. Goh also currently holds multiple qualifications including Chartered Valuer and Appraiser (CVA), ISCA Financial Forensic Accounting, and Public Accountant. He is also a registered member at ISCA, ACCA, and SIATP.

Mr. LEE Kelvin Soon Sze has been our executive director since our inception. Mr. Lee is a shareholder of Mains d’Or, a major shareholder in SIMPPLE Ltd. Mr. Lee received a Bachelor of Computing from Monash University in 1997. We believe that Mr. Lee’s extensive experience in commercial strategy planning makes him a valuable addition to our Board.

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

Mr. GUO Longjin has been our independent director since February 1, 2024. He possesses a robust legal and compliance background with over 14 years of experience. Currently serving as the Legal Director for the APAC, Middle East, Africa & Russia regions at LivaNova PLC, a NASDAQ-listed UK-domiciled medical technology company, he is responsible for overseeing all legal and compliance matters. Before his current position, Mr. Guo led the Global Legal & Compliance Team at Kulicke & Soffa Industries, Inc., a NASDAQ-listed USA-domiciled semiconductor technology company. Stationed in Singapore, he played a pivotal role in managing legal and compliance matters for the company, which operated globally with subsidiaries and distributorship presence across the USA, Europe, and APAC. Mr. Guo’s professional journey includes experience as both a corporate and finance lawyer, as well as a litigation practitioner. This diverse legal background equips him with a comprehensive understanding of legal intricacies in various business contexts. Mr. Guo holds a Bachelor of Laws (Honours 2nd Upper Class) from the National University of Singapore and a Master of Business Administration (Dean’s List) from Singapore Management University. In March 2023, he completed an Executive Master of Public Administration in Chinese at Nanyang Technological University, supported by the Temasek Scholarship.

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

Other Key Management

Mr. PAT Kah Kit Daryl is our co-founder and Chief Operating Officer of IFSC Pte. Ltd. He is primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, a major shareholder in SIMPPLE Ltd.

Mr. SOO Qikai has been our Chief Technology Officer of IFSC Pte. Ltd. since 2020. He is responsible for developing, implementing, managing and evaluating our technology resources. Mr. Soo has over 12 years of experience in the world of information technology. Since 2015, Mr. Soo has also been the founder and chief executive of Info Tech SG Mart, an IT concierge for small to medium enterprises providing consultation and management services for their software, hardware and networks. Mr. Soo is a graduate of the National University of Singapore (2011-2015), where he received a Bachelor of Information Degree. He also attended Ngee Ann Polytechnic (2006-2009) where he received a Diploma of Information Technology with a specialization in software engineering. Mr. Soo is a shareholder of Mains d’Or, a major shareholder in SIMPPLE Ltd.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the years ended December 31, 2024, 2023 and 2022, we paid an aggregate of approximately $621,000 (S$826,000), approximately $707,000 (S$933,000), and approximately $353,000 (S$473,000) respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

C. Board Practices.

Our Board of Directors consists of five Directors, three of whom are independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks relating to our suppliers, service providers, and our other supply chain partners. These topics are raised by the Board twice every year. The Company obtained ISO 27001 certification in May 2023.

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

Audit Committee.

Our audit committee consists of Mr. Chua Yeow Tong, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Tang Shaun Youwei. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Tang Shaun Youwei qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our compensation committee consists of Mr. Chua Yeow Tong, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Guo Longjin. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Chua Yeow Tong, Mr. Guo Longin and Mr. Tang Shaun Youwei and is chaired by Mr. Chua Yeow Tong. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

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

We plan to rely on home country practice in lieu of Nasdaq’s Capital Market’s corporate governance requirements to hold an annual meeting   from 2024 onwards. See Risk Factors – “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” for more information.

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

Termination and Amendment of the Plan. The Plan will terminate on the 10-year anniversary of its adoption by the Board.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024 and December 31, 2023, we had no outstanding equity awards.

D. Employees.

As of December 31, 2024, our Group had a workforce of 35 individuals, comprising employees who are located within our offices at 71 Ayer Rajah Crescent in Singapore or who work remotely in Australia.

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

	Shares Beneficially Owned
Name of Beneficial Owners(1)	Number*	%
5% Shareholders
Mains d’Or Investments Limited (2)	3,323,246	11.74%
POO Chong Hee (3)	1,312,424	4.64%
CHONG Jiexiang Aloysius (4)	1,556,381	5.50%
LEE Kelvin Soon Sze (5)	1,514,572	5.35%

Directors and Executive Officers(1):
LEE Kelvin Soon Sze (4)	1,514,572	5.35%
PAT Kah Kit Daryl (6)	503,153	1.78%
SOO Qikai (7)	377,365	1.33%

* Based on authorized share capital of 500,000,000 Ordinary Shares, par value $0.0001 per share before the reverse stock split exercise, including the notes below. The total shares after the reverse stock split is approximately 3,539,790. The total actual shares after the reverse stock split will be provided by the transfer agent

(1) Unless otherwise noted, the business address of each of the following entities or individuals is 71 Ayer Rajah

Crescent #03-07 Singapore 139951.

(2) Mains d’Or Investments Limited owns 3,323,246 Shares directly of the outstanding shares of SIMPPLE LTD. The registered address for Mains d’Or Investments Limited is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(3) Mr. POO Chong Hee owns 1,312,424 Shares directly of the outstanding shares of SIMPPLE LTD. The mailing address for Mr. POO is 59 Meyer Road, #22-14 The Seafront on Meyer, Singapore 437880.

(4) Mr. CHONG Jiexiang Aloysius owns 628,125 Shares directly of the outstanding shares of SIMPPLE LTD and 3.28% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. CHONG Jiexiang Aloysius is deemed to beneficially own 928,256 Shares held through Mains d’Or Investments Limited. The mailing address for Mr. CHONG is 551 Ang Mo Kio Avenue 2, Horizon Gardens, Singapore 567931.

(5) Mr. LEE Kelvin Soon Sze owns 1 Shares directly of the outstanding shares of SIMPPLE LTD and 5.35% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. LEE Kelvin Soon Sze is deemed to beneficially own 1,514,472 Shares held through Mains d’Or Investments Limited.The mailing address for Mr. Lee is 353 Woodlands Avenue 1, #11-450, Singapore 730353.

(6) Mr. PAT Kah Kit Daryl owns 1.78% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. PAT Kah Kit Daryl is deemed to beneficially own 503,153 Shares held through Mains d’Or Investments Limited.. The mailing address for Mr. PAT is 130A Hillview Ave, #09-02 Singapore 669609.

(7) Mr. SOO Qikai owns 1.33% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. SOO Qikai is deemed to beneficially own 377,365 Shares held through Mains d’Or Investments Limited.. The mailing address for Mr. SOO is Blk 336 Bukit Batok St 32, #03-291 Singapore 650336.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Clawback Policy

On December 1, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

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

CHONG Jiexiang Aloysius, our Chief Executive Officer during the relevant period, received a salary of approximately US$149,000 in 2024, US$190,000 in 2023 and US$123,000 in 2022.

Related Party Transactions with Subsidiaries

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company	Transaction	Transaction Amount
			2022(S$)	2023(S$)	2024 (S$)	2024 (US$)
Weishen Industrial Services Pte. Ltd.(1)	Subsidiary of WIS Holdings Pte. Ltd.	Sales of Robots and Software to Weishen Industrial Services Pte. Ltd.	3,211,834	425,981	483,083	353,596
Poo Chong Hee	Beneficial owner	Loan to Simpple Ltd.	-	-	100,000	73,196

1) IFSC  (and its subsidiary Gaussian Robotics Pte. Ltd.) supplies the SIMPPLE Ecosystem products and services to Weishen. Weishen is a wholly owned subsidiary of WIS Holdings Pte. Ltd. (“WIS”). The SIMPPLE Ecosystem was utilized by Weishen as an integrated technology solution to serve Weishen’s end clients.

Where software services under SIMPPLE Ecosystem were supplied, revenue was recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognized over the period in which the services are performed, representing IFSC’s right to consideration for the services performed to date. The aggregate value of all revenue received by IFSC from Weishen for products and services was S$3,211,834 in 2022, S$425,981 in 2023 and S$483,083 in 2024. All contracts for these purchases were negotiated at arms-length as there are robust procurement policies and segregation of duties policies in place.

Bank Facilities and Personal and Corporate Guarantees

Our Company and its subsidiaries have entered into bank facilities to finance their operations from time to time. Certain of these facilities have been guaranteed by Major Shareholders, Directors, and/or Executive Officers, as further provided below.

The Company entered into a secured fixed rate bank facility in May 2020, with a local Singapore bank (the “Lender”) in an aggregate amount of approximately $3.59 million (S$4.85 million). This facility was drawn down in June 2020 and will mature in November 2025. Poo Chong Hee, a shareholder of the Company, provided a personal guarantee to the Lender, and Campaign Complete Solutions Pte. Ltd. (fully owned by WIS Holdings Pte. Ltd. as at December 31, 2024) and WIS Holdings Pte. Ltd. (where Poo Chong Hee is a direct substantial shareholder as at December 31, 2024) provided corporate guarantees to the Lender in connection with this facility. The unpaid balance against these guarantees is approximately $381,159 (S$520,740) as at December 31, 2024.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Our authorized share capital consists of 62,500,000 Ordinary Shares, par value $0.0008 per share, of which approximately 3,539,790 o.ooo are issued and outstanding as of December 31, 2024 based on amended and restated memorandum and articles of association dated December 9, 2024.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association dated December 9, 2024, contained in our registration statement on Form 6-K (File No. 333- 271067) filed with the Securities and Exchange Commission on March 15, 2025 as amended.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (Revised) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

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

Ordinary Shares

General. Our authorized share capital has been amended based on amended and restated memorandum and articles of association dated December 9, 2024, consisting US$50,000 divided into 62,500,000 Ordinary Shares of par value US$0.0008 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies and regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

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

Furthermore, as another alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a qualified electing fund (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Ordinary Shares and the U.S. Holder did not make either (a) a timely QEF election under Section 1295 of the Code for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares (including a redemption treated as a sale or exchange); and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for our Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Not applicable.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2024 and 2023 .

	2023	2024	2024
	S$	S$	US$
Audit Fees	1,561,930	290,768	212,861
Audit-Related Fees	-	-	-
Tax Fees	3,600	3,600	2,729
All Other Fees	-	-	-
Total	1,565,530	294,368	215,590

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure .”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

SIMPPLE LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SIMPPLE Ltd. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Simpple Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the period ended December 31, 2022, 2023 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a negative operating cash flow that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor from 2022.

Singapore

April 8, 2025

PCAOB ID Number 3487

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

	As of December 31,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,187,459	514,825	376,830
Account receivables	4,210,862	496,012	363,060
Lease receivables - current	28,320	28,320	20,729
Deposits, prepaid expenses and other current assets - current	596,151	1,812,639	1,326,775
Inventory	867,446	793,470	580,786
Total current assets	6,890,238	3,645,266	2,668,180

Non-current assets
Intangible assets	1,546,856	2,398,020	1,755,248
Plant and equipment, net	47,528	7,017	5,136
Right-of-use assets	228,450	136,970	100,256
Lease receivables – non-current	50,283	21,963	16,076
Deposits, prepaid expenses and other non-current assets	-	408,020	298,653
Total non-current assets	1,873,117	2,971,990	2,175,369

TOTAL ASSETS	8,763,355	6,617,256	4,843,549

LIABILITIES
Current liabilities
Account payables	495,877	898,984	658,018
Accruals and other current liabilities	786,667	470,335	344,266
Other payables – related parties	388,538	299,809	219,447
Contract liabilities	1,838,184	1,882,376	1,377,819
Bank loans – current	754,024	520,740	381,159
Lease liabilities – current	93,000	85,582	62,642
Income tax payable	239,930	-	-
Total current liabilities	4,596,220	4,157,826	3,043,351

Non-current liabilities
Bank loans – non-current	521,601	-	-
Lease liabilities – non-current	98,876	13,294	9,731
Total non-current liabilities	620,477	13,294	9,731

TOTAL LIABILITIES	5,216,697	4,171,120	3,053,082

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0008 par value, 62,500,000 shares authorized, 2,028,246 issued and outstanding and approximately 3,539,790 issued and outstanding as of December 31, 2023 and December 31, 2024 respectively*	2,060	2,060	1,508
Additional paid-in capital	14,243,630	17,037,325	12,470,593
Accumulated deficit	(10,697,832)	(14,630,797)	(10,709,118)
Accumulated other comprehensive loss	(1,200)	37,548	27,484
Total shareholders’ equity	3,546,658	2,446,136	1,790,467

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,763,355	6,617,256	4,843,549

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	For the years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Revenues	6,510,169	4,686,925	3,773,324	2,761,912
Cost of revenues	(2,910,873)	(2,244,486)	(1,511,927)	(1,106,666)
Gross profit	3,599,296	2,442,439	2,261,397	1,655,246

Operating expenses:
General and administrative expenses	(4,572,654)	(4,987,498)	(6,683,728)	(4,892,203)
IPO related expenses	-	(5,003,802)	-	-
Total operating expenses	(4,572,654)	(9,991,300)	(6,683,728)	(4,892,203)

Loss from operations	(973,358)	(7,548,861)	(4,422,331)	(3,236,957)

Other income, net:
Other income	441,341	265,208	176,540	129,220
Interest expense	(130,868)	(183,046)	(34,846)	(25,506)
Other expense	(5,946)	(81,088)	(20,870)	(15,276)
Total other income	304,527	1,074	120,824	88,438

Loss before tax expense	(668,831)	(7,547,787)	(4,301,507)	(3,148,519)
Income tax expense	(118,681)	(23,086)	368,542	269,757
Net loss	(787,512)	(7,570,873)	(3,932,965)	(2,878,762)

Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax	-	(1,200)	38,748	28,362
Total comprehensive loss	(787,512)	(7,572,073)	(3,894,217)	(2,850,400)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(0.436)	(3.73)	(1.11)	(0.813)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	1,807,958	2,028,245	3,539,790	3,539,790

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

	Ordinary shares
	No of Shares	Par value	Additional paid in capital	Share application monies (restated)	Accumulated deficit	Accumulated other comprehensive income	Total
		S$	S$	S$	S$	S$	S$
Balance as of January 1, 2022	1,570,313	2,060	1,047,940	-	(2,339,447)	-	(1,289,447)
Capital contribution by shareholders	237,645	-	2,400,000	-	-	-	2,400,000
Net loss	-	-	-	-	(787,512)	-	(787,512)
Balance as of December 31, 2022	1,807,958	2,060	3,447,940	-	(3,126,959)	-	323,041
Capital contribution by shareholders	220,288	-	10,795,690	-	-	-	10,795,690
Net loss	-	-	-	-	(7,570,873)	-	(7,570,873)
Foreign currency translation adjustment	-	-	-	-	-	(1,200)	(1,200)
Balance as of December 31, 2023	2,028,246	2,060	14,243,630	-	(10,697,832)	(1,200)	3,546,658
Capital contribution by shareholders	1,511,544	-	2,793,695	-	-	-	2,793,695
Net loss	-	-	-	-	(3,932,965)	-	(3,932,965)
Foreign currency translation adjustment	-	-	-	-	-	38,748	38,748
Balance as of December 31, 2024	3,539,790	2,060	17,037,325	-	(14,630,797)	37,548	2,446,136

		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024		1,508	12,470,593	-	(10,709,118)	27,484	1,790,467

* Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	For the years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(787,512)	(7,570,873)	(3,932,965)	(2,878,762)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	311,783	543,212	693,805	507,836
Provision of credit loss allowance	602,896	56,005	-	-
Inventory written off	206,676	-	-	-
Change in operating assets and liabilities
Account receivables	301,171	(3,492,530)	3,714,850	2,719,112
Contract assets	-	(78,603)	28,320	20,729
Deposits, prepaid expenses and other current assets	(873,274)	1,440,391	(1,624,508)	(1,189,069)
Inventory	(130,760)	166,006	73,976	54,147
Account payables	488	179,360	403,508	295,351
Accruals and other payables	694,614	(163,588)	(316,332)	(231,542)
Income tax payable	74,534	(76,526)	(239,930)	(175,619)
Contract liabilities	(351,782)	1,452,346	44,192	32,347
Net cash provided by (used in) operating activities	48,834	(7,544,800)	(1,155,084)	(845,470)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(33,939)	(21,265)	(15,901)	(11,639)
Additions to intangible assets	(1,197,229)	(892,109)	(1,397,077)	(1,022,601)
Net cash used in investing activities	(1,231,168)	(913,374)	(1,412,978)	(1,034,240)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	719,176	38,500	-	-
Repayment of bank loans	(117,305)	(1,225,129)	(754,885)	(552,544)
Repayment of other payables to related parties	(204,869)	(369,688)	(89,130)	(65,239)
Proceeds from issuance of shares	2,000,000	10,795,690	2,793,695	2,044,865
Principal payment of lease liabilities	(1,437,381)	(127,563)	(93,000)	(68,072)
Net cash (used in) provided by financial activities	959,621	9,111,810	1,856,680	1,359,010

Net change in cash and cash equivalents	(222,713)	653,636	(711,382)	(520,700)
Foreign currency translation	-	(1,200)	38,748	28,362
Cash and cash equivalents as of beginning of the year	757,736	535,023	1,187,459	869,168
Cash and cash equivalents as of end of the year	535,023	1,187,459	514,825	376,830
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid/(received) for income tax	118,681	23,086	(128,612)	(94,138)
Cash paid for interest	130,868	183,046	34,846	25,506

The accompanying notes form an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Going concern

The Company has incurred a net loss and significant cash outflows from cash used in operating activities over the last year, and as at December 31, 2024, had an accumulated loss of S$14,630,797 (US$10,709,118). These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

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

Translations of the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.732 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

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

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. Management reviews its deposits and prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023 and 2024, no allowance was deemed necessary.

Account receivables and allowance for expected credit losses

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023 and 2024, the Company made S$546,892 and S$ NIL (US$ NIL) allowance for expected credit losses for account receivables, respectively.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment but comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carried at fixed interest rates. There is no impact on the other comprehensive income.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

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

In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expense. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expenses disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and cash flows.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Account receivables

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Account receivables	4,757,754	496,012	363,060
Less: allowance for credit losses	(546,892)	-	-
	4,210,862	496,012	363,060

4 Deposits, prepaid expenses and other current assets

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Current
Advances to suppliers	304,821	448,384	328,198
Deposits	31,403	66,921	48,983
GST receivables	-	23,026	16,854
Prepaid expenses	111,753	632,127	462,691
Other receivables	148,174	642,181	470,049
	596,151	1,812,639	1,326,775
Non-current
Prepaid expenses	-	408,020	298,653
	596,151	2,220,659	1,625,428

5 Inventory

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Finished goods	867,446	793,470	580,786

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Intangible assets

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Software development costs	2,089,338	3,486,415	2,551,907
Accumulated amortization	(542,482)	(1,088,395)	(796,659)
Intangible assets, net of accumulated amortization	1,546,856	2,398,020	1,755,248

Based on the carrying value of definite-lived intangible assets as of December 31, 2024, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
S$
For years period ended December 31,
2025	697,283
2026	697,283
2027	572,669
2028	279,415
Total amortization expense	2,246,650

Amortization expense of intangible assets for the years ended December 31, 2023 and 2024 is S$417,868 and S$545,913 (US$399,586).

7 Plant and equipment, net

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Furniture and fittings	22,496	22,496	16,466
Machinery	142,419	142,419	104,245
Office equipment and computers	258,555	274,456	200,890
Renovation	49,406	49,406	36,163
Total	472,876	488,777	357,764
Less: Accumulated depreciation	(425,348)	(481,760)	(352,628)
Net book value	47,528	7,017	5,136

8 Right-of-use assets and lease liabilities

As of December 31, 2024, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	7 to 8 years
Corporate office premises	0.5 year

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 Right-of-use assets and lease liabilities (cont’d)

(a) Amount recognized in the consolidated balance sheet:

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Right-of-use assets	228,450	136,970	100,256
Lease liabilities
Current	93,000	85,582	62,642
Non-current	98,876	13,294	9,731
	191,876	98,876	72,373

(b) A summary of lease cost recognized in the Company’s consolidated statements of income is as follows:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$

Amortization charge of right-of-use assets	76,310	91,480	66,959
Interest of lease liabilities	14,259	11,208	8,204

9 Accruals and other current liabilities

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Other accruals	459,472	426,694	312,322
GST payables	201,509	22,125	16,195
Interest payable	43,031	21,516	15,749
Other payables	82,655	-	-
	786,667	470,335	344,266

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Company
Mains D’ Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	56,105	35,958	26,320
Sales[2] to Weishen Industrial Services Pte Ltd	425,981	483,083	353,596
Sales[3] to WIS Holdings Pte Ltd	78,356	-	-

ii)	Significant balances with related parties were as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Trade receivable - related parties
Campaign Complete Solutions Pte Ltd	373	29,735	21,765
Weishen Industrial Services Pte Ltd	32,621	115,472	84,521
WIS Holdings Pte Ltd	546,892	-	-

Other payable - related parties[4]
Campaign Complete Solutions Pte Ltd	-	(42,950)	(31,438)
WIS Holdings Pte Ltd	(388,939)	(388,939)	(284,687)
Poo Chong Hee	-	(100,000)	(73,196)

Advance billing - related parties
Campaign Complete Solutions Pte Ltd	(32,815)	(24,306)	(17,791)
Weishen Industrial Services Pte Ltd	(50,809)	(84,383)	(61,765)

[1]	Sales comprise sales of robots of S$8,278 (2023: S$875) and software revenue of S$27,680 (2023: S$55,230).
[2]	Sales comprise sales of robots of S$67,994 (2023: S$145,688) and software revenue of S$415,089 (2023: S$280,293).
[3]	Sales comprise sales of robots of S$nil (2023: S$356) and software revenue of S$nil (2023: S$78,000).
[4]	The Company borrows money from the related parties for operation purposes. The loans carry interest of 10% per annum, are unsecured and are repayable in March 2025.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Shareholders’ Equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The original authorized share capital of the Company was US$50,000 divided into 62,500,000 shares comprising of 62,500,000 ordinary shares, par value US$0.0008 per share based on amended and restated memorandum and articles of association dated December 9, 2024.

12 Bank loans

The bank loans as of December 31,2023 and 2024 are set out below:

2023

Bank loans	Currency	Period	Interest	Third party guarantee	Collateral/ Related party/ Directors’ personal guarantee	Carrying amount (S$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	1,275,625
						1,275,625

2024

Bank loans	Currency	Period	Interest	Third party guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	520,740	381,159
						520,740	381,159

December 31, 2023 (All amounts in S$)

Bank loans	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	1,275,625	754,024	521,601	-	-	-	-

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 Bank loans (cont’d)

December 31, 2024 (All amounts in S$)

Bank loans	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loans	520,740	520,740	-	-	-	-	-

December 31, 2024 (All amounts in US$)

Bank loans	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loans	381,159	381,159	-	-	-	-	-

13 Revenues

	For the years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Sale of robotics	5,228,965	3,633,740	1,535,783	1,124,128
Software revenue	1,238,435	1,053,185	2,237,541	1,637,784
Others	42,769	-	-	-
	6,510,169	4,686,925	3,773,324	2,761,912

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

The following tables present summary information by segment for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31, 2022
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	5,228,965	1,238,435	42,769	6,510,169
Cost of revenues	(2,453,734)	(455,891)	(1,248)	(2,910,873)
Gross profit	2,775,231	782,544	41,521	3,599,296
Operating expenses:
General and administrative expenses	(635,522)	(3,884,373)	(52,759)	(4,572,654)
Total operating expenses	(635,522)	(3,884,373)	(52,759)	(4,572,654)

Income (loss) from operations	2,139,709	(3,101,829)	(11,238)	(973,358)

Other income, net:
Other income	58,664	232,677	150,000	441,341
Interest expense	(32,336)	(98,532)	-	(130,868)
Other expense	-	(5,946)	-	(5,946)
Total other (loss) income	26,328	128,199	150,000	304,527

Income (loss) before tax expense	2,166,037	(2,973,630)	138,762	(668,831)
Income tax expense	(118,681)	-	-	(118,681)
Net income (loss)	2,047,356	(2,973,630)	138,762	(787,512)

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Other income, net:
Other income	94,514	163,606	7,088	265,208
Interest expense	(14,070)	(168,976)	-	(183,046)
Other expense	-	(18,678)	(62,410)	(81,088)
Total other income (loss)	80,444	(24,048)	(55,322)	1,074

Income (loss) before tax expense	1,637,192	(3,599,457)	(5,585,522)	(7,547,787)
Income tax expense	-	(11,024)	(12,062)	(23,086)
Net income (loss)	1,637,192	(3,610,481)	(5,597,584)	(7,570,873)

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

	For the year ended December 31, 2024
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	1,535,783	2,237,541	-	3,773,324
Cost of revenues	(768,545)	(743,382)	-	(1,511,927)
Gross profit	767,238	1,494,159	-	2,261,397
Operating expenses:
General and administrative expenses	(869,078)	(4,360,352)	(1,454,298)	(6,683,728)
Total operating expenses	(869,078)	(4,360,352)	(1,454,298)	(6,683,728)

Loss from operations	(101,840)	(2,866,193)	(1,454,298)	(4,422,331)

Other income, net:
Other income	22,500	153,109	931	176,540
Interest expense	(662)	(33,573)	(611)	(34,846)
Other expense	(7,218)	(13,621)	(31)	(20,870)
Total other income	14,620	105,915	289	120,824

Loss before tax expense	(87,220)	(2,760,278)	(1,454,009)	(4,301,507)
Income tax expense	345,455	11,025	12,062	368,542
Net income (loss)	258,235	(2,749,253)	(1,441,947)	(3,932,965)

The Company sells to mainly two geographical locations which are Singapore and Australia.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2022
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	4,807,275	213,701	5,020,976
Over time	421,690	1,067,503	1,489,193

	For the year ended December 31, 2023
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	3,385,605	167,736	3,553,341
Over time	248,135	885,449	1,133,584

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting (cont’d)

	For the year ended December 31, 2024
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	1,031,350	1,000,734	2,032,084
Over time	504,433	1,236,807	1,741,240

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

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Tax expense attributable to income (loss) is made up of:
Current income tax	118,681	23,086	(368,542)	(269,757)

Loss before tax	(668,831)	(7,547,787)	(4,301,507)	(3,148,519)

Tax calculated at tax rate @17%	(113,701)	(1,283,124)	(731,257)	(535,248)
Effects of:
- Effect of tax rates in foreign jurisdiction	-	930,664	141,421	103,514
- Tax effect on expense not deductible for tax purposes	197,279	129,502	149,973	109,775
- Income not subject to tax	-	-	(12,096)	(8,854)
- Singapore statutory stepped income exemption	(17,425)	-	-	-
- Utilization of capital allowance	(68)	(1,041)	-	-
- Recognition of tax effect of previously unrecognized tax losses	-	(15,809)	-	-
- Deferred tax assets on temporary differences not recognized	250,371	239,808	461,877	338,073
- Under provision of current taxation in respect of prior year	(197,775)	23,086	(368,542)	(269,757)
- Others	-	-	(9,918)	(7,260)
Tax charge	118,681	23,086	(368,542)	(269,757)

As of December 31, 2023 and 2024, the Company has tax loss carry forwards of approximately S$1,869,036 and S$4,833,862 respectively. The related benefits have not been recognized in the financial statements. This is due to the unpredictability of future profit streams. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 Other income

	For years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Management fees	87,972	-	-	-
Government grant	293,519	80,310	132,509	96,991
Miscellaneous revenue	-	181,106	27,769	20,326
Exchange loss	-	(48,492)	-	-
Unrealized gain	-	25,117	-	-
Others	59,850	27,167	16,262	11,903
	441,341	265,208	176,540	129,220

17 Prior year reclassification

Certain line items have been amended to the face of Consolidated Statement of Changes in Shareholder’s Equity as a result of the share application monies of S$400,000 were reclassified as liabilities and subsequently converted into ordinary shares during 2022, as follows:

	Share application monies
	Previously reported	Prior year reclassification	After reclassification
	S$	S$	S$
Consolidated Statement of Changes in Shareholder’s Equity
Balance as of January 1, 2022	400,000	(400,000)	-
Capital contribution by shareholders	(400,000)	400,000	-

Certain line items have been reclassified on the face of Consolidated Balance Sheets as a result of the misclassification of lease-to-own robots from contract assets to lease receivables, as follows:

	Previously reported	Prior year reclassification	After reclassification
	S$	S$	S$
Consolidated Balance Sheets
Contract assets	78,603	(78,603)	-
Lease receivables – current	-	28,320	28,320
Lease receivables – non-current	-	50,283	50,283

18 Subsequent events

The Company has assessed all subsequent events through April 8, 2025 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statement except for the following:-

The Company announced on the April 3, 2025 that it has resolved to effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-8. The reverse stock split was approved by the Company’s shareholders at a special meeting held on December 9, 2024. SIMPPLE Ltd. ordinary shares will begin trading on an adjusted basis, reflecting the reverse stock split, on April 7, 2025, under the existing ticker symbol “SPPL”.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, effective as at September 29, 2022, amended by way of shareholders resolution dated October 21, 2022 and as further amended by way of shareholders resolution dated December 9, 2024.

2.1**	Specimen certificate evidencing Ordinary Shares

2.3*	Description of Securities

4.1**	Exclusive Distribution and Partnership Agreement between the Registrant and Shanghai Gaoxian

4.2**	Written communication from Shanghai Gaussian Automation Technology Development Co Ltd to Gaussian Robotics Pte

4.3**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated April 16, 2019

4.4**	Import/Local Bills Receivable Purchase and Packing Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated September 10, 2019

4.5**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.6**	Temporary Bridging Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.7**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated May 26, 2020

4.8**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated November 11, 2020

4.9**	Purchase Orders between Gaussian Robotics Pte. Ltd. and ISS Facility Services Private Limited

4.10**	Purchase Orders between IFSC Pte. Ltd. and ISS Facility Services Private Limited

4.11**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Klenco (Singapore) Pte. Ltd.

4.12**	Purchase Orders between IFSC Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.13**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.14**	Purchase Orders between Guassian Robotics Pte. Ltd. and SMRT Trains Ltd

4.15**	Offer for Tenancy of JTC Premises between Gaussian Robotics Pte. Ltd.and JTC Corporation, Singapore, dated August 13, 2019

89

4.16**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated April 5, 2021

4.17**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated November 2, 2022

4.18**	Employment Agreement and Director Agreement, by and between Chong Jiexiang Aloysius and the registrant, dated October 26, 2022 and November 30, 2022

4.19**	Director Agreement, by and between Lee Kelvin Soon Sze and the registrant, dated February 15, 2023

4.20**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.21**	Employment Agreement, by and between Chan Sok Fung and the registrant, dated October 26, 2022

4.22**	2023 Equity Incentive Plan

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1*	List of Subsidiaries

97.1**	Clawback policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

90

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIMPPLE LTD.

Date: April 8, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

91