Form 20-F
period 2025-12-31
SIMPPLE LTD.
filed 2026-04-08
CIK 1948697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Block G #01-00 BCA Braddell Campus

200 Braddell Road

Singapore 579700

(Address of principal executive offices)

Gary Goh

Tel: +65 6816 2194

Email: gary@simpple.ai

Block G #01-00 BCA Braddell Campus

200 Braddell Road

Singapore 579700

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

None

The registrant had approximately 5,786,184 ordinary shares issued and outstanding as of December 31, 2025.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive o&ffilig;cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

iv

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

Other Companies, Organizations and Agencies

“BCA”	:	Building & Construction Authority of Singapore
“Independent Registered Public Accounting Firm”	:	Audit Alliance LLP
“IRAS”	:	Inland Revenue Authority of Singapore
“ISO”	:	International Organization for Standardization
“JTC”	:	JTC Corporation, a statutory board under the Singapore Ministry of Trade and Industry
“MOM”	:	Ministry of Manpower of Singapore
“NEA”	:	National Environment Agency of Singapore
“URA”	:	The Singapore Urban Redevelopment Authority

General

“APP”	:	An application, especially as downloaded by a user to a mobile device
“Audit Committee”	:	The audit committee of our Board of Directors
“BLE”	:	Bluetooth low energy
“Board” or “Board of Directors”	:	The board of Directors of our Company
“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time
“Company”	:	SIMPPLE LTD., the issuer in this Report
“Compensation Committee”	:	The compensation committee of our Board of Directors
“CCTV”	:	Closed Circuit Television
“COVID-19”	:	Coronavirus disease 2019
“CRS”	:	Contractors Registration System of the BCA
“Directors”	:	The directors of our Company

v

“EFMA”	:	The Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented or modified from time to time
“Employment Act”	:	The Employment Act 1968 of Singapore, as amended, supplemented or modified from time to time
“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”
“FASB”	:	The Financial Accounting Standards Board
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31
“FM”	:	The facilities management sector
“GAAP”	:	Accounting principles generally accepted in the United States of America
“Group”	:	Our Company and our subsidiaries
“GST”	:	Goods and Services Tax
“IFSC Founders”	:	IFSC Founders Pte. Ltd., a Major Shareholder
“IoT”	:	Internet-of-Things
“Listing”	:	The listing and quotation of our Shares on Nasdaq
“Mains d’Or”	:	Mains d’Or Investments Limited, our largest shareholder
“Nasdaq”	:	The Nasdaq Stock Market LLC
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors
“PropTech”	:	Property Technology
“SaaS”	:	Software as a service
“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company

vi

“Shareholders”	:	Registered holders of Shares
“Smart Building”	:	An industry term for any building that is equipped with advanced and integrated building technology systems, such as building automation, life safety, telecommunications, user systems, and facilities management systems
“Top-Tier”	:	The top 39 Singapore facilities management contractors as of the date of this Report. These Level 6 contractors are registered with the BCA and categorized under the Workhead and Grading certification of FM02-L6, which enables them to bid for public sector project tenders of unlimited contract value
“WICA”	:	Work Injury Compensation Act 2019 of Singapore
“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore
“WSHIR”	:	Workplace Safety and Health (Incident Reporting) Regulations of Singapore
“YA”	:	Year of assessment

Currencies, Units and Others

“S$”	:	Singapore dollars, the lawful currency of the Republic of Singapore
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.
“%” or “per cent.”	:	Per centum
“RMB”		Renminbi, lawful currency of China

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

Interest rates remained elevated in early 2025 before declining towards the end of the year. Interest rates in Singapore are currently one of the lowest among the G20 countries and our operations have not been materially affected as of the date of this report. Our temporary bridging loan carries fixed rates of 2.75% and resolving credit facility carries variable rate of 1.75% + 3 months compounded SORA per annum, that have already been factored into our operational costs. The loans have also been substantially paid down and the balance will be fully settled by 2026. Short-term borrowings carry fixed interest rate ranging from 1% - 3% per month and is expected to be repaid within two to twelve months.

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

During FY 2025 and FY 2024, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules thereunder. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our Directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the Directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

On September 6, 2023, SIMPPLE Australia Pty Ltd (“SPAUS”) was incorporated in Australia as a private company limited by shares. SPAUS was 100% held by IFSC.

On September 12, 2023, SIMPPLE LTD. (the “Company”) entered into an underwriting agreement with Maxim Group LLC, as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,602,000 Ordinary Shares, par value $0.0001 per share at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 was declared effective by the Commission on September 12, 2023. On September 15, 2023, the Company consummated its IPO.

On September 15, 2023 the Company issued Representative’s Warrants to purchase up to 80,100 Ordinary Shares at $6.30 per share to Maxim Group LLP, substantially in the form of the underwriting agreement entered into in connection with its IPO.

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

Gross proceeds of the Company’s IPO, including the proceeds from the sale of all over-allotment shares, totaled approximately $9.25 million, before deducting underwriting discounts and other related expenses.

On March 31, 2024, the Company implemented an employee share incentive plan, the aggregate maximum number of unrestricted shares reserved and available for grant and issuance under the plan was 3,293,000 shares. As of March 25, 2026, a total of 2,400,000 shares have been granted and issued to three consultants under this plan, at an exercise price of $0.35 per share, in consideration for services rendered. These numbers are before share consolidation of the reverse stock split filed on April 3, 2025.

On September 6, 2024, SIMPPLE LTD. entered into a series of securities purchase agreement with twelve purchasers, pursuant to which the Company agreed to issue and sell, in a private placement, an aggregate of $1,260,000 of securities, consisting of 4,846,153 ordinary shares of the Company, par value $0.0001 per share and warrants to purchase an aggregate of 4,846,153 Ordinary Shares at an exercise price of $0.13 per share, subject to adjustment therein. Each Warrant was exercisable on or after December 31, 2024 and will expire on December 31, 2027, the third year anniversary of the initial exercise date therein. These numbers are before share consolidation of the reverse stock split filed on April 3, 2025.

On December 13, 2024, the Company underwent a reverse share split, whereby the authorized share capital of the Company was redesignated from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each, to US$50,000 divided into 62,500,000 ordinary shares, par value US$0.0008 each.

On June 30, 2025, the Company entered into a series of securities purchase with 10 purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $2,000,001 of securities, consisting of 1,333,334 ordinary shares of the Company, par value $0.0008 per share. The transaction closed on June 30, 2025.

On October 14, 2025, a special resolution was passed, whereby the authorized share capital of the Company was increased to US$3,200,000 divided into 4,000,000,000 Ordinary Shares, par value US$0.0008 each.

Corporate Update

On October 27, 2025, the Company filed a Registration Statement on Form F-3. From time to time, the Company may offer, issue and sell up to US$700,000,000 of any combination of the securities described in the prospectus in one or more offerings. The Company may also offer securities as may be issuable upon conversion, redemption, repurchase, exchange or exercise of any securities registered thereunder, including any applicable antidilution provisions.

On December 1, 2025, the Company entered into a securities purchase agreement with seven purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $2,099,992 of securities, consisting of 913,040 ordinary shares of the Company, par value $0.0008 per share. The private placement closed on December 31, 2025.

On February 6, 2026, IFSC, entered into a Share Sale Deed (the “Deed”) with two employees (together, the “SPAUS Purchasers”) of SPAUS, pursuant to which IFSC agreed to sell and the SPAUS Purchasers agreed to purchase, in aggregate, 100% of the issued share capital of SPAUS. Pursuant to the Deed, the Parent Company Guarantee provided by the Company in favor of SPAUS would terminate upon completion of the transaction. The completion date of the transaction was February 6, 2026. Subsequent to the transaction, SPAUS was no longer part of the Simpple Group of Companies. The divestment of SPAUS is not expected to have a material adverse impact on the Company’s consolidated financial position.

Effective on January 31, 2026, Mr. Norman Schroeder has resigned from his roles as Chief Executive Officer and Director of the Company, in connection with his acceptance of a leadership role in SPAUS. Effective on April 1, 2026, Mr. PAT Kah Kit Daryl has been appointed as Acting Chief Executive Officer. Mr. Pat is our co-founder. Prior to his appointment as Acting Chief Executive Officer, Mr. Pat was our Chief Operating Officer of SIMPPLE LTD. He was primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat will continue to oversee the Company’s operations while assuming executive leadership responsibilities during this transition period. Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, a shareholder in SIMPPLE LTD.

On March 31, 2026, the Company entered into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Underwriter”), in connection with an underwritten public offering (the “Underwritten Public Offering”) of 4,000,000 Ordinary Shares at $1.25 per share. The Company has also granted the Underwriter warrants up to a total of 300,000 Ordinary Shares at a price equal to 125% of the price of ordinary shares offered in the Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant may be exercised on a cashless basis if at the time of exercise there is no effective registration statement registering or the prospectus contained therein is not available for the issuance of the Ordinary Shares to the Underwriter. The Underwriter’s Warrant may be assigned to any member participating in the Offering and the officers or partners thereof, is exercisable after the date of issuance, and will be exercisable until such warrants expire five years after the closing date. The Offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-291085) filed with the Commission on October 27, 2025 under the Securities Act and became effective on November 16, 2025 pursuant to Section 8(a) of the Securities Act and a related base prospectus and prospectus supplement dated March 31, 2026 to be filed with the Commission on March 31, 2026 (the “Prospectus Supplement”). The sale and issuance of Underwriter’s Warrant and Ordinary Shares issuable upon the exercise of the Underwriter’s Warrant are offered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. On April 1, the Company consummated its Underwritten Public Offering.

Gross proceeds of the Company’s Underwritten Public Offering totaled approximately $5 million, before deducting underwriting discounts and other related expenses.

On April 1, 2026, approved by the Board of Directors and the Nominating and Corporate Governance Committee of the Company, Mr. Ho Hin Yip was appointed as the independent director, as well as the chairperson of the Nominating and Corporate Governance Committee, a member of the Audit Committee and Compensation Committee of the Company, effective from April 1, 2026.

SIMPPLE LTD.’s Offices

Our principal place of business is Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700. Our registered office in the Cayman Islands is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The telephone and facsimile numbers of our registered office are +65 6816 2194 and +65 6909 6936, respectively. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://www.simpple.ai/. Information contained on our website does not constitute part of this report.

B. Business overview

Overview

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging property-technology (“PropTech”) space, focused on helping facility owners and managers manage their facilities autonomously. Over the past five years, the Company has developed a proprietary ecosystem solution that automates workflow and the workforce in areas such as building maintenance, security surveillance and janitorial services. The products and services under the SIMPPLE Ecosystem are as follows:

SIMPPLE Software (A software platform comprising modules related to quality management, workflow management and people management).

SIMPPLE PLUS (Robotic solutions in Cleaning and Security domains as well as IoT Devices and peripherals).

SIMPPLE.AI (Next generation facilities management Autonomic Intelligence Engine that automates workflow processes in a built environment setting).

In addition, the Company offers professional services, such as set-up and installation and systems consultation, to its clients. On average, the solutions the Company offers increases customer efficiency in asset maintenance, while also reducing insurance costs.

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

We conduct our business through three subsidiaries, namely IFSC Pte. Ltd. (“IFSC”), SIMPPLE Pte. Ltd. (“SIMPPLE Pte Ltd”), and Gaussian Robotics Pte. Ltd. (“Gaussian Robotics” or “GS”). IFSC is a wholly owned subsidiary of the issuer; and SIMPPLE Pte. Ltd., and GS are wholly owned by IFSC. All three of our subsidiaries are Singapore companies.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

Strong market presence with established track record at enterprise level

We have a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors. We service 35 out of the 67 Top-Tier Singapore facilities management contractors. We view our management team’s collective industry knowledge and extensive project management experience as valuable in establishing stable relationships and providing strong and sound technical competency to our existing and prospective customers in the domain. We are often invited as guest speakers and panelist for industry-related trade association events and TechConnect sessions organized by Singapore International Facility Management Association, Environmental Management Association of Singapore, Security Association of Singapore, Association of Certified Security Agencies, SGTech, Institution of Engineers, Singapore, NTUC e2i Employment and Employability Institute. The management team is also involved in industry focus group consultations and robotics workstreams by relevant government bodies and major property developers to share on the latest technological developments within the facilities management industry and set industry standards or best practices to further advance the Singapore government agenda.

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

IoT Devices

IoT devices act as nodes for information collection and are placed in strategic locations within a facility so that SIMPPLE Software will be able to make use of these data to derive information so that appropriate action can be taken. Popular IoT devices include Smart Toilet Sensors that are people traffic counters and ammonia sensors to draw data on toilet usage and condition to optimize cleaning schedules. Other sensors that give information on facility assets such as water and electrical meters as well as CCTVs and their integration also help SIMPPLE be aware of a facility space. To date, the company has deployed more than 6,000 IoT Devices across more than 170 buildings.

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

OUR MAJOR CUSTOMERS

Our major customers, which accounted for 5.0% or more of our total revenue for FY 2025, 2024 and 2023 are as follows:

		Percentage of total revenue (%)
Customer	Service provided	FY 2025	FY 2024	FY 2023
Changi Airport Group (Singapore) Pte Ltd	Simpple Plus Robotics	14%	9%	-

ISS Facility Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	8%	7%	11%

Weishen Industrial Services	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	2%	8%	7%

Klenco	Simpple Plus Robotics	10%	5%	15%

SMRT Corporation Ltd	Simpple Software, Simpple Plus IoT Sensors, Simpple Plus Robotics	-	-	38%

From 2021 onwards, the Company sought to distribute its products and services through distributors to widen the customer base. In addition, the company also onboarded more key accounts from the list of FM02-L6 contractors such as ISS Facility Services, which helped the company scale faster.

Except as disclosed above, our Directors are of the view that, as of December 31, 2025, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

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

OUR MAJOR SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2025, 2024 and 2023 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2025	FY 2024	FY 2023
Shanghai Gaoxian Automation Technology Development Co., Ltd.	Robots	24%	6%	84%

Hangzhou Cape of Good Hope Robots Co., Ltd. (Cenobots)	Robots	35%	23%	-

SoftBank Robotics Singapore Pte Ltd	Robots	16%	-	-

Eclipse Floor Solutions Pty Ltd	Robots	-	12%	-

Kabam Pte Ltd	Robots	2%	14%	-

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

We are currently also the authorized Exclusive Distributor of Hangzhou Cape of Good Hope Robots Co., Ltd., a company of the CenoBots Group, for robotics such as Cenobots L50, an A.I powered scrubber-dryer robot and Cenobots SP50, a spot cleaning robot. Our distribution rights in Singapore are effective as February 1, 2024 to December 31, 2026.

Except as disclosed above, our Directors are of the view that, as of December 31, 2025, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

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

FACILITIES

Our principal place of business is Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700, where we lease approximately 9,149 square feet of office space, which has a lease term from September 1, 2025 until August 31, 2028 as the previous office lease expire on August 31, 2025 with early termination. This new office facility is part of the broader expansion strategy. We believe that our new facilities are adequate to meet our needs for the immediate future.

EMPLOYEES

As of the date of this Report, our Group had a workforce of 39 full-time employees, most of whom are located within our offices at Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700 in Singapore.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Report:

* Mr. Kelvin Lee Soon Sze directly holds 1 Share directly of the outstanding shares of SIMPPLE LTD, and holds 1.93% indirect interest in SIMPPLE LTD. through his 45.57% shareholding of Mains D’Or Investments Limited.

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

SIMPPLE Australia Pty Ltd was incorporated in Queensland, Australia on September 6, 2023 as a private company limited by shares, and a wholly owned subsidiary of IFSC under the name “SIMPPLE Australia Pty Ltd”. On February 6, 2026, IFSC, entered into a Share Sale Deed (the “Deed”) with two employees (together, the “SPAUS Purchasers”) of SPAUS, pursuant to which IFSC agreed to sell and the SPAUS Purchasers agreed to purchase, in aggregate, 100% of the issued share capital of SPAUS. Pursuant to the Deed, the Parent Company Guarantee provided by the Company in favor of SPAUS would terminate upon completion of the transaction. The completion date of the transaction was February 6, 2026. Subsequent to the transaction, SPAUS was no longer part of the Simpple Group of Companies. The divestment of SPAUS is not expected to have a material adverse impact on the Company’s consolidated financial position.

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

POO Chong Hee, who is a principal of a certain customer, is an owner of 3.87% of our Ordinary Shares.

On September 6, 2023, SIMPPLE Australia Pty Ltd (“SPAUS”) was incorporated in Australia as a private company limited by shares. SPAUS was 100% held by IFSC.

On September 12, 2023, SIMPPLE LTD. (the “Company”) entered into an underwriting agreement with Maxim Group LLC, as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,602,000 Ordinary Shares, par value $0.0001 per share at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 was declared effective by the Commission on September 12, 2023. On September 15, 2023, the Company consummated its IPO.

On September 15, 2023 the Company issued Representative’s Warrants to purchase up to 80,100 Ordinary Shares at $6.30 per share to Maxim Group LLP, substantially in the form of the underwriting agreement entered into in connection with its IPO.

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

Gross proceeds of the Company’s IPO, including the proceeds from the sale of all over-allotment shares, totaled approximately $9.25 million, before deducting underwriting discounts and other related expenses.

On March 31, 2024, the Company implemented an employee share incentive plan, the aggregate maximum number of unrestricted shares reserved and available for grant and issuance under the plan was 3,293,000 shares. As of March 25, 2026, a total of 2,400,000 shares have been granted and issued to three consultants under this plan, at an exercise price of $0.35 per share, in consideration for services rendered. These numbers are before share consolidation of the reverse stock split filed on April 3, 2025.

On September 6, 2024, SIMPPLE LTD. entered into a series of securities purchase agreement with twelve purchasers, pursuant to which the Company agreed to issue and sell, in a private placement, an aggregate of $1,260,000 of securities, consisting of 4,846,153 ordinary shares of the Company, par value $0.0001 per share and warrants to purchase an aggregate of 4,846,153 Ordinary Shares at an exercise price of $0.13 per share, subject to adjustment therein. Each Warrant was exercisable on or after December 31, 2024 and will expire on December 31, 2027, the third year anniversary of the initial exercise date therein. These numbers are before share consolidation of the reverse stock split filed on April 3, 2025.

On December 13, 2024, the Company underwent a reverse share split, whereby the authorized share capital of the Company was redesignated from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each, to US$50,000 divided into 62,500,000 ordinary shares, par value US$0.0008 each.

On June 30, 2025, the Company entered into a series of securities purchase with 10 purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $2,000,001 of securities, consisting of 1,333,334 ordinary shares of the Company, par value $0.0008 per share. The transaction closed on June 30, 2025.

On October 14, 2025, a special resolution was passed, whereby the authorized share capital of the Company was increased to US$3,200,000 divided into 4,000,000,000 Ordinary Shares, par value US$0.0008 each.

On October 27, 2025, the Company filed a Registration Statement on Form F-3. From time to time, the Company may offer, issue and sell up to US$700,000,000 of any combination of the securities described in the prospectus in one or more offerings. The Company may also offer securities as may be issuable upon conversion, redemption, repurchase, exchange or exercise of any securities registered thereunder, including any applicable antidilution provisions.

On December 1, 2025, the Company entered into a securities purchase agreement with seven purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $2,099,992 of securities, consisting of 913,040 ordinary shares of the Company, par value $0.0008 per share. The private placement closed on December 31, 2025.

On February 6, 2026, IFSC, entered into a Share Sale Deed (the “Deed”) with two employees (together, the “SPAUS Purchasers”) of SPAUS, pursuant to which IFSC agreed to sell and the SPAUS Purchasers agreed to purchase, in aggregate, 100% of the issued share capital of SPAUS. Pursuant to the Deed, the Parent Company Guarantee provided by the Company in favor of SPAUS would terminate upon completion of the transaction. The completion date of the transaction was February 6, 2026. Subsequent to the transaction, SPAUS was no longer part of the Simpple Group of Companies. The divestment of SPAUS is not expected to have a material adverse impact on the Company’s consolidated financial position.

Effective on January 31, 2026, Mr. Norman Schroeder has resigned from his roles as Chief Executive Officer and Director of the Company, in connection with his acceptance of a leadership role in SPAUS. Effective on April 1, 2026, Mr. PAT Kah Kit Daryl has been appointed as Acting Chief Executive Officer. Mr. Pat is our co-founder. Prior to his appointment as Acting Chief Executive Officer, Mr. Pat was our Chief Operating Officer of SIMPPLE LTD. He was primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat will continue to oversee the Company’s operations while assuming executive leadership responsibilities during this transition period. Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, a shareholder in SIMPPLE LTD.

On March 31, 2026, the Company entered into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Underwriter”), in connection with an underwritten public offering (the “Underwritten Public Offering”) of 4,000,000 Ordinary Shares at $1.25 per share. The Company has also granted the Underwriter warrants up to a total of 300,000 Ordinary Shares at a price equal to 125% of the price of ordinary shares offered in the Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant may be exercised on a cashless basis if at the time of exercise there is no effective registration statement registering or the prospectus contained therein is not available for the issuance of the Ordinary Shares to the Underwriter. The Underwriter’s Warrant may be assigned to any member participating in the Offering and the officers or partners thereof, is exercisable after the date of issuance, and will be exercisable until such warrants expire five years after the closing date. The Offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-291085) filed with the Commission on October 27, 2025 under the Securities Act and became effective on November 16, 2025 pursuant to Section 8(a) of the Securities Act and a related base prospectus and prospectus supplement dated March 31, 2026 to be filed with the Commission on March 31, 2026 (the “Prospectus Supplement”). The sale and issuance of Underwriter’s Warrant and Ordinary Shares issuable upon the exercise of the Underwriter’s Warrant are offered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. On April 1, the Company consummated its Underwritten Public Offering.

Gross proceeds of the Company’s Underwritten Public Offering totaled approximately $5 million, before deducting underwriting discounts and other related expenses.

On April 1, 2026, approved by the Board of Directors and the Nominating and Corporate Governance Committee of the Company, Mr. Ho Hin Yip was appointed as the independent director, as well as the chairperson of the Nominating and Corporate Governance Committee, a member of the Audit Committee and Compensation Committee of the Company, effective from April 1, 2026.

D. Property, plant and equipment.

We do not own any real property.

Our principal place of business is Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700, where we lease approximately 9,149 square feet of office space, which has a lease term from September 1, 2025 until August 31, 2028 as the previous office lease expire on August 31, 2025 with early termination. This new office facility is part of the broader expansion strategy. We believe that our new facilities are adequate to meet our needs for the immediate future.

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

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7777 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Results of Operations

Comparison of Years Ended December 31, 2025, and 2024

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change
Revenue	5,907,981	3,773,324	4,686,925	57%	-19%
Cost of revenues	(2,977,816)	(1,511,927)	(2,244,486)	97%	-33%
Gross profit	2,930,165	2,261,397	2,442,439	30%	-7%

Operating expenses:
General and administrative expenses (including IPO related expenses)	(6,643,146)	(6,683,728)	(9,991,300)	-1%	-33%
Total operating expenses	(6,643,146)	(6,683,728)	(9,991,300)	-1%	-33%

Loss from operations	(3,712,981)	(4,422,331)	(7,548,861)	-16%	-41%

Other (expense) income, net:
Other income	55,039	176,540	265,208	-69%	-33%
Interest expense	(503,352)	(34,846)	(183,046)	1,345%	-81%
Other expense	(23,898)	(20,870)	(81,088)	15%	-74%
Total other (expense) income	(472,211)	120,824	1,074	-491%	11,150%

Loss before income tax expense	(4,185,192)	(4,301,507)	(7,547,787)	-3%	-43%
Income tax benefit (expense)	-	368,542	(23,086)	-100%	-1,696%
Net loss	(4,185,192)	(3,932,965)	(7,570,873)	6%	-48%

Revenue

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change

Robot revenue	4,427,369	1,535,783	3,633,740	188%	-58%
Software revenue	1,480,612	2,237,541	1,053,185	-34%	112%
Total revenue	5,907,981	3,773,324	4,686,925	57%	-19%

We generate our revenues from Facilities Management (“FM”) related contracts for commercial cleaning and security, including from the sale of autonomous robotic cleaning equipment, which includes the warranty and maintenance of robots as well as software services rendered for FM applications.

Our total revenue for the year ended December 31, 2025 has increased by S$2,134,657, or by 57%, from S$3,773,324 for the year ended December 31, 2024 to S$5,907,981 for the year ended December 31, 2025.

The increase in revenue was primarily driven by delays in finalizing customer contract details, which led to several deals being deferred into 2025. In addition, higher adoption of Cenobot robots and increased demand for software services contributed to stronger sales. As a result, revenue that had been expected in 2024 was recognized in the following financial period, alongside growth in both hardware and software offerings, leading to overall revenue growth in 2025.

Cost of revenues

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change

Total cost of revenues	2,977,816	1,511,927	2,244,486	97%	-33%

Our cost of revenue is primarily made up of the autonomous robotic cleaning equipment, and freight charges. For the year ended December 31, 2025 and 2024, our total cost of revenue are S$2,977,816 and S$1,511,927 respectively. This increase of S$1,465,889 or by 97% from the year ended December 31, 2024, correlates predominantly to the increase in sales.

Gross profit & gross profit margin

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	%	%
Gross profit
Sale of robotics	1,794,343	767,238	1,648,139	134%	-53%
Software revenue	1,135,822	1,494,159	794,300	-24%	88%
Total Gross Profit	2,930,165	2,261,397	2,442,439	30%	-7%

Gross profit margin
Sale of robotics	40.5%	50.0%	45.4%
Software revenue	76.7%	66.8%	75.4%
Total Gross Profit Margin	49.6%	59.9%	52.1%

Gross profit for the year ended December 31, 2025, increased by 30%, from S$2,261,397 in 2024 to S$2,930,165 in 2025. This incline can be attributed to an increase in freight charges and related cost of goods, including parts and manufacturing costs in the development of SIMPPLE’s multipurpose robots, yet to be fully commercialized.

However, despite the slight drop in gross profit from software revenue, the overall gross profit margin decreased to 49.6% in 2025, down from 59.9% in 2024. This shift was driven by a change in product mix, with strong growth in robotics sales, which have lower margins than software, offsetting the benefits of a broader product offering.

General and administrative expenses (including IPO-related expenses)

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change

Total general and administrative expenses	6,643,146	6,683,728	9,991,300	-1%	-33%

Our general and administrative expenses consist primarily of staff costs, administrative and distribution costs, professional and legal fees, advertising and promotion expenses, and depreciation expenses. For the year ended December 31, 2025, total general and administrative (G&A) expenses decreased by 1%, from S$6,683,728 in 2024 to S$6,643,146 in 2025. This continues the downward trend from 2023, when G&A expenses were S$9,991,300, representing a 33% decline from 2023 to 2024. The reduction over the past two years reflects ongoing cost management and operational efficiency improvements, including lower marketing, transport and travel, and consulting and staff-related expenses.

Other income

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change

Total other income	55,039	176,540	265,208	-69%	-33%

Other operating income consists primarily of government grants and miscellaneous revenue. Other income decreased by 69%, from S$176,540 in 2024 to S$55,039 in 2025, driven mainly by the delayed phasing of government grant payments approved by the Singapore authorities.

Interest expenses

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change
Total interest expenses	503,352	34,846	183,046	1,345%	-81%

Interest expense on short-term borrowings increased by 1,345%, from S$34,846 for the year ended December 31, 2024, to S$502,352 for the year ended December 31, 2025. This significant increase was primarily due to short-term debt financing obtained from private lenders at relatively higher interest rates compared to financial institutions, which raised overall interest obligations, alongside the impact of repayments on certain working capital loans.

Income tax (income) expense

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% change	% change
Total income tax (income) expense	-	(368,542)	23,086	-100%	-1,696%

Income tax income decreased by 100% from S$368,542 for the year ended December 31, 2024 to an income tax expense of S$NIL for the year ended December 31, 2025. This was mainly due to an overprovision for income tax made in prior years which was reversed through the utilization of the Group’s losses, and there is no tax payable in current year from utilisation of unutilised losses.

B. Liquidity and capital resources

Our liquidity and capital resources are vital to support our ongoing operations, strategic initiatives, and growth objectives. As of December 31, 2025, we had S$3,136,748 in cash and cash equivalents.

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

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with ASC 360-10, the Company evaluates its long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The unit of account for impairment testing is the asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The recoverability of an asset group is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An asset group is not recoverable if its carrying amount exceeds the sum of such undiscounted cash flows. If the asset group is not recoverable, management estimates the fair value of the asset group, and an impairment loss is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

As of December 31, 2023, 2024 and 2025, management identified indicators of impairment for its asset groups and performed a recoverability assessment in accordance with ASC 360-10. Based on the assessment performed, the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset groups exceeded their carrying amounts. Accordingly, the asset groups were determined to be recoverable and no impairment loss was recognized.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this Report.

Name	Age	Position
PAT Kah Kit Daryl	38	Acting Chief Executive Officer
GOH Gary Yean Seng	42	Chief Financial Officer
LEE Kelvin Soon Sze	51	Chairman and Executive Director
GUO Longjin	41	Independent Director
TANG Shaun Youwei	42	Independent Director
HO Hin Yip	52	Independent Director
SOO QiKai	37	Chief Technology Officer

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. PAT Kah Kit Daryl has been our Acting Chief Executive Officer since April 1, 2026. Mr. Pat is our co-founder and Chief Operating Officer of IFSC Pte. Ltd. He is primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, a shareholder in SIMPPLE LTD.

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

Mr. LEE Kelvin Soon Sze has been our executive director since our inception. Mr. Lee is a shareholder of Mains d’Or, a shareholder in SIMPPLE LTD. Mr. Lee received a Bachelor of Computing from Monash University in 1997. We believe that Mr. Lee’s extensive experience in commercial strategy planning makes him a valuable addition to our Board.

Mr. GUO Longjin has been our independent director since February 1, 2024. He possesses a robust legal and compliance background with over 14 years of experience. Previously serving as the Legal Director for the APAC, Middle East, Africa & Russia regions at LivaNova PLC, a NASDAQ-listed UK-domiciled medical technology company, he is responsible for overseeing all legal and compliance matters. Before his current position, Mr. Guo led the Global Legal & Compliance Team at Kulicke & Soffa Industries, Inc., a NASDAQ-listed USA-domiciled semiconductor technology company. Stationed in Singapore, he played a pivotal role in managing legal and compliance matters for the company, which operated globally with subsidiaries and distributorship presence across the USA, Europe, and APAC. Mr. Guo’s professional journey includes experience as both a corporate and finance lawyer, as well as a litigation practitioner. This diverse legal background equips him with a comprehensive understanding of legal intricacies in various business contexts. Mr. Guo holds a Bachelor of Laws (Honours 2nd Upper Class) from the National University of Singapore and a Master of Business Administration (Dean’s List) from Singapore Management University. In March 2023, he completed an Executive Master of Public Administration in Chinese at Nanyang Technological University, supported by the Temasek Scholarship.

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

Mr. HO Hin Yip has been our independent director since April 1, 2026. Since April 2012, Mr. Ho has been serving as the financial controller and joint company secretary of China Shenshan Orchard Holdings Co. Ltd (SGX: BKV). Since November 2012, Mr. Ho has been serving as the managing director of JRK Certified Public Accountants Ltd. Since August 2024, Mr. Ho has been serving as an independent director of Mobile-health Network Solutions (Nasdaq: MNDR). From April 2012 to December 2024, Mr. Ho served as an independent non-executive director of China Ever Grand Financial Leasing Group Co., Limited (HKEx:00379). From October 2015 to December 2023, Mr. Ho served as an independent non-executive director of Jiyi Holdings Limited (HKEx: 01495). From August 2018 to July 2019, Mr. Ho served as an independent non-executive director of Hope Life International Holdings Limited (HKEx: 01683). From December 2014 to April 2020, Mr. Ho served as an independent non-executive director of Xinhua News Media Holdings Limited (HKEx: 00309). Mr. Ho has been a practicing member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since February 2005 and August 2005, respectively. Mr. Ho obtained a Bachelor of Business Administration in Professional Accountancy from the Chinese University of Hong Kong in 1997.

Other Key Management

Mr. SOO Qikai has been our Chief Technology Officer of IFSC Pte. Ltd. since 2020. He is responsible for developing, implementing, managing and evaluating our technology resources. Mr. Soo has over 12 years of experience in the world of information technology. Since 2015, Mr. Soo has also been the founder and chief executive of Info Tech SG Mart, an IT concierge for small to medium enterprises providing consultation and management services for their software, hardware and networks. Mr. Soo is a graduate of the National University of Singapore (2011-2015), where he received a Bachelor of Information Degree. He also attended Ngee Ann Polytechnic (2006-2009) where he received a Diploma of Information Technology with a specialization in software engineering. Mr. Soo is a shareholder of Mains d’Or, a shareholder in SIMPPLE LTD.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the years ended December 31, 2025, 2024 and 2023, we paid an aggregate of approximately US$1,006,000 (S$1,293,000), approximately US$621,000 (S$826,000), and approximately US$707,000 (S$933,000) respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

C. Board Practices.

Our Board of Directors consists of four Directors, three of whom are independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks relating to our suppliers, service providers, and our other supply chain partners. These topics are raised by the Board twice every year. The Company obtained ISO 27001 certification in May 2023 and valid until October 2028.

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

Audit Committee.

Our audit committee consists of Mr. Ho Hin Yip, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Tang Shaun Youwei. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Tang Shaun Youwei qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

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

Compensation Committee.

Our compensation committee consists of Mr. Ho Hin Yip, Mr. Guo Longjin and Mr. Tang Shaun Youwei and is chaired by Mr. Guo Longjin. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Ho Hin Yip, Mr. Guo Longin and Mr. Tang Shaun Youwei and is chaired by Mr. Ho Hin Yip. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025 and December 31, 2024, we had no outstanding equity awards.

D. Employees.

As of December 31, 2025, our Group had a workforce of 39 individuals, comprising employees who are located within our offices at Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700 in Singapore.

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

	Shares Beneficially Owned
Name of Beneficial Owners(2)	Number*	%
5% Shareholders
-	-	-
Directors and Executive Officers(1):
LEE Kelvin Soon Sze (3)	189,310	1.93%
PAT Kah Kit Daryl (4)	62,894	*	%
SOO Qikai (5)	47,171	*	%

* Less than 1%

(1) Applicable percentage of ownership is based on 9,786,184 Ordinary Shares outstanding as of the date of this annual report.

(2) Unless otherwise noted, the business address of each of the following entities or individuals is Block G #01-00 BCA Braddell Campus, 200 Braddell Road, Singapore 579700.

(3) Mr. LEE Kelvin Soon Sze owns 1 Shares directly of the outstanding shares of SIMPPLE LTD and 1.93% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. LEE Kelvin Soon Sze is deemed to beneficially own 189,310 Shares held through Mains d’Or Investments Limited. The mailing address for Mr. Lee is 353 Woodlands Avenue 1, #11-450, Singapore 730353.

(4) Mr. PAT Kah Kit Daryl owns less than 1% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. PAT Kah Kit Daryl is deemed to beneficially own 62,894 Shares held through Mains d’Or Investments Limited. The mailing address for Mr. PAT is 130A Hillview Ave, #09-02 Singapore 669609.

(5) Mr. SOO Qikai owns less than 1% indirect interest of the outstanding shares of SIMPPLE LTD. As such, Mr. SOO Qikai is deemed to beneficially own 47,171 Shares held through Mains d’Or Investments Limited. The mailing address for Mr. SOO is Blk 336 Bukit Batok St 32, #03-291 Singapore 650336.

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

Related Party Transactions with Subsidiaries

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company	Transaction	Transaction Amount
			2023(S$)	2024(S$)	2025(S$)	2025 (US$)
Weishen Industrial Services Pte. Ltd.(1)	Subsidiary of WIS Holdings Pte. Ltd.	Sales of Robots and Software to Weishen Industrial Services Pte. Ltd.	425,981	483,083	444,921	346,000
Poo Chong Hee	Beneficial owner	Loan to SIMPPLE LTD.	-	100,000	112,000	87,099

(1) IFSC (and its subsidiary Gaussian Robotics Pte. Ltd.) supplies the SIMPPLE Ecosystem products and services to Weishen. Weishen is a wholly owned subsidiary of WIS Holdings Pte. Ltd. (“WIS”). The SIMPPLE Ecosystem was utilized by Weishen as an integrated technology solution to serve Weishen’s end clients.

Where software services under SIMPPLE Ecosystem were supplied, revenue was recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognized over the period in which the services are performed, representing IFSC’s right to consideration for the services performed to date. The aggregate value of all revenue received by IFSC from Weishen for products and services was S$425,981 in 2023, S$483,083 in 2024 and S$444,921 in 2025. All contracts for these purchases were negotiated at arms-length as there are robust procurement policies and segregation of duties policies in place.

Bank Facilities and Personal and Corporate Guarantees

Our Company and its subsidiaries have entered into bank facilities to finance their operations from time to time. Certain of these facilities have been guaranteed by Major Shareholders, Directors, and/or Executive Officers, as further provided below.

The Company entered into a secured fixed rate bank facility in May 2020, with a local Singapore bank (the “Lender”) in an aggregate amount of approximately $3.59 million (S$4.85 million). This facility was drawn down in June 2020 and will mature in November 2025. Poo Chong Hee, a shareholder of the Company, provided a personal guarantee to the Lender, and Campaign Complete Solutions Pte. Ltd. (fully owned by WIS Holdings Pte. Ltd. as at December 31, 2024) and WIS Holdings Pte. Ltd. (where Poo Chong Hee is a direct substantial shareholder as at December 31, 2024) provided corporate guarantees to the Lender in connection with this facility. The balance against these guarantees has been fully repaid as at December 31, 2025.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Our authorized share capital consists of 4,000,000,000 Ordinary Shares, par value $0.0008 per share, of which approximately 5,786,184 shares are issued and outstanding as of December 31, 2025.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association dated October 14, 2025, contained in our registration statement on Form 6-K (File No. 001-41798) filed with the Securities and Exchange Commission on October 22, 2025 as amended.

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

We have included summaries of certain material provisions of our amended and restated memorandum and articles of association (the “Memorandum” and “Articles”, respectively) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to this Report.

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

Ordinary Shares

General. Our authorized share capital has been amended based on amended and restated memorandum and articles of association dated October 14, 2025, consisting US$3,200,000 divided into 4,000,000,000 Ordinary Shares of par value US$0.0008 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares may be issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

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

Alteration of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe; (b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares; (c) convert all or any of its paid up shares into stock and recovert that stock into paid up shares of any denomination; (d) subdivide its existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and (e) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Transfer of Shares. Subject to the Companies Act and the requirements of the stock exchange, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time. Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share. Our Board may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the relevant registration office and, in the case of shares on the principal register, at the place at which the principal register is located. Our Board may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). The register of members may, subject to the Nasdaq Listing Rules, be closed at such time or for such period not exceeding in the whole 30 days in each year as our Board may determine. Fully paid shares shall be free from any restriction on transfer (except when permitted by the stock exchange) and shall also be free from all liens unless otherwise provided in the amended and restated memorandum and articles of association.

Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(a) if our Company is wound up and the assets available for distribution among the members of the Company are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu among such members in proportion to the par value on the shares held by them respectively; and

(b) if our Company is wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

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

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the paid-up capital of the company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition. Such meeting shall be held within 21 days after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2025 and 2024.

	2024	2025	2025
	S$	S$	US$
Audit Fees	290,768	325,163	252,868
Audit-Related Fees	-	-	-
Tax Fees	3,600	3,600	2,800
All Other Fees	-	-	-
Total	294,368	328,763	255,668

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SIMPPLE LTD. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SIMPPLE LTD. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the period ended December 31, 2023, 2024 and 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor from 2022.

Singapore

April 8, 2026

PCAOB ID Number 3487

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

	As of December 31,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	514,825	3,136,748	2,439,341
Restricted cash	-	1,000,000	777,665
Account receivables	496,012	823,907	640,724
Lease receivables – current	28,320	21,963	17,080
Deposits, prepaid expenses and other current assets	1,812,639	751,112	584,114
Inventory	793,470	816,874	635,255
Total current assets	3,645,266	6,550,604	5,094,179

Non-current assets
Intangible assets	2,398,020	3,275,086	2,546,921
Plant and equipment, net	7,017	523,430	407,053
Right-of-use assets	136,970	716,507	557,203
Lease receivables – non-current	21,963	-	-
Deposits, prepaid expenses and other non-current assets	408,020	-	-
Total non-current assets	2,971,990	4,515,023	3,511,177

TOTAL ASSETS	6,617,256	11,065,627	8,605,356

LIABILITIES
Current liabilities
Account payables	898,984	409,493	318,449
Accruals and other current liabilities	470,335	1,221,047	949,567
Other payables – related parties	299,809	525,139	408,382
Contract liabilities	1,882,376	2,069,396	1,609,298
Short-term borrowings - current	-	1,970,000	1,532,001
Bank loans – current	520,740	750,000	583,249
Lease liabilities – current	85,582	260,331	202,450
Income tax payable	-	-	-
Total current liabilities	4,157,826	7,205,406	5,603,396

Non-current liabilities
Lease liabilities – non-current	13,294	427,418	332,388
Total non-current liabilities	13,294	427,418	332,388

TOTAL LIABILITIES	4,171,120	7,632,824	5,935,784

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0008 par value, 4,000,000,000 shares authorized, 3,539,790 issued and outstanding and 5,786,184 issued and outstanding as of December 31, 2024* and December 31, 2025 respectively	2,060	2,060	1,602
Additional paid-in capital	17,037,325	22,276,916	17,323,988
Accumulated deficit	(14,630,797)	(18,815,989)	(14,632,545)
Accumulated other comprehensive loss	37,548	(30,184)	(23,473)
Total shareholders’ equity	2,446,136	3,432,803	2,669,572

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,617,256	11,065,627	8,605,356

*	Shares and per share data as of December 31, 2024 are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Revenues	4,686,925	3,773,324	5,907,981	4,594,433
Cost of revenues	(2,244,486)	(1,511,927)	(2,977,816)	(2,315,745)
Gross profit	2,442,439	2,261,397	2,930,165	2,278,688

Operating expenses:
General and administrative expenses	(4,987,498)	(6,683,728)	(6,643,146)	(5,166,145)
IPO related expenses	(5,003,802)	-	-	-
Total operating expenses	(9,991,300)	(6,683,728)	(6,643,146)	(5,166,145)

Loss from operations	(7,548,861)	(4,422,331)	(3,712,981)	(2,887,457)

Other income (expense), net:
Other income	265,208	176,540	55,039	42,802
Interest expense	(183,046)	(34,846)	(503,352)	(391,439)
Other expense	(81,088)	(20,870)	(23,898)	(18,585)
Total other income (expense), net	1,074	120,824	(472,211)	(367,222)

Loss before tax expense	(7,547,787)	(4,301,507)	(4,185,192)	(3,254,679)
Income tax expense	(23,086)	368,542	-	-
Net loss	(7,570,873)	(3,932,965)	(4,185,192)	(3,254,679)

Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax	(1,200)	38,748	(67,732)	(52,673)
Total comprehensive loss	(7,572,073)	(3,894,217)	(4,252,924)	(3,307,352)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(3.73)	(1.11)	(0.72)	(0.56)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	2,028,245	3,539,790	5,786,184	5,786,184

*	Shares and per share data for the years ended December 31 2023, and 2024 are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

					Accumulated
			Additional		other
	Ordinary shares		paid in	Accumulated	comprehensive
	No of Shares	Par value	capital	deficit	income	Total
		S$	S$	S$	S$	S$
Balance as of January 1, 2023*	1,807,958	2,060	3,447,940	(3,126,959)	-	323,041
Capital contribution by shareholders	220,288	-	10,795,690	-	-	10,795,690
Net loss	-	-	-	(7,570,873)	-	(7,570,873)
Foreign currency translation adjustment	-	-	-	-	(1,200)	(1,200)
Balance as of December 31, 2023*	2,028,246	2,060	14,243,630	(10,697,832)	(1,200)	3,546,658
Capital contribution by shareholders	1,511,544	-	2,793,695	-	-	2,793,695
Net loss	-	-	-	(3,932,965)	-	(3,932,965)
Foreign currency translation adjustment	-	-	-	-	38,748	38,748
Balance as of December 31, 2024*	3,539,790	2,060	17,037,325	(14,630,797)	37,548	2,446,136
Capital contribution by shareholders	2,246,394	-	5,239,591	-	-	5,239,591
Net loss	-	-	-	(4,185,192)	-	(4,185,192)
Foreign currency translation adjustment	-	-	-	-	(67,732)	(67,732)
Balance as of December 31, 2025	5,786,184	2,060	22,276,916	(18,815,989)	(30,184)	3,432,803

		US$	US$	US$	US$	US$
Balance as of December 31, 2025		1,602	17,323,988	(14,632,545)	(23,473)	2,669,572

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SIMPPLE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,570,873)	(3,932,965)	(4,185,192)	(3,254,679)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	543,212	693,805	779,517	606,204
Deposit written off	-	-	62,020	48,231
Provision of credit loss allowance	56,005	-	129,517	100,721
Loss on derecognising right-of-use asset	-	-	3,347	2,603
Change in operating assets and liabilities
Account receivables	(3,492,530)	3,714,850	(457,412)	(355,714)
Contract assets	(78,603)	28,320	28,320	22,023
Deposits, prepaid expenses and other current assets	1,440,391	(1,624,508)	1,407,527	1,094,585
Inventory	166,006	73,976	(23,404)	(18,200)
Account payables	179,360	403,508	(489,491)	(380,660)
Accruals and other payables	(163,588)	(316,332)	750,712	583,803
Income tax payable	(76,526)	(239,930)	-	-
Contract liabilities	1,452,346	44,192	187,020	145,439
Net cash used in operating activities	(7,544,800)	(1,155,084)	(1,807,519)	(1,405,644)
CASH FLOWS FROM INVESTING ACTIVITIES:
Placement of restricted cash	-	-	(1,000,000)	(777,665)
Purchase of property and equipment	(21,265)	(15,901)	(561,719)	(436,829)
Additions to intangible assets	(892,109)	(1,397,077)	(1,444,276)	(1,123,164)
Net cash used in investing activities	(913,374)	(1,412,978)	(3,005,995)	(2,337,658)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	38,500	-	750,000	583,249
Repayment of bank loans	(1,225,129)	(754,885)	(520,740)	(404,962)
Proceeds from short-term borrowings	-	-	5,178,001	4,026,752
Repayment of short-term borrowings	-	-	(3,208,001)	(2,494,752)
Proceeds from other payables to related parties	-	-	1,375,330	1,069,547
Repayment of other payables to related parties	(369,688)	(89,130)	(1,150,000)	(894,315)
Proceeds from issuance of shares	10,795,690	2,793,695	5,239,591	4,074,649
Principal payment of lease liabilities	(127,563)	(93,000)	(161,012)	(125,213)
Net cash provided by financial activities	9,111,810	1,856,680	7,503,169	5,834,955

Net change in cash and cash equivalents	653,636	(711,382)	2,689,655	2,091,653
Foreign currency translation	(1,200)	38,748	(67,732)	(52,673)
Cash and cash equivalents as of beginning of the year	535,023	1,187,459	514,825	400,361
Cash and cash equivalents as of end of the year	1,187,459	514,825	3,136,748	2,439,341
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) for income tax	23,086	(128,612)	-	-
Cash paid for interest	183,046	34,846	503,352	391,439

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Going concern

The Company has incurred a net loss and significant cash outflows from cash used in operating activities over the last year, and as at December 31, 2025, had an accumulated deficit of S$18,815,989 (US$14,632,545). These conditions indicate that there were factors which may have cast doubt on the Company’s ability to continue as a going concern.

Notwithstanding the above, these financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they fall due.

In assessing the appropriateness of the going concern assumption, management has performed a detailed evaluation of the Company’s financial position, liquidity, and cash flow forecasts for a period of at least twelve months from the date of these financial statements. While the Company experienced operating cash outflows during the year, management notes that a number of mitigating actions have already been executed subsequent to year end, which significantly improve the Company’s liquidity, cost structure, and revenue outlook.

Subsequent to the reporting period, the Company successfully completed a fund raise on March 26, 2026, strengthening its cash position. In addition, the Company divested its loss-making subsidiary in Australia on February 6, 2026, thereby eliminating a source of recurring losses. The Company has also implemented cost reduction initiatives, including staff restructuring, resulting in annualised cost savings of more than US$1 million.

Management’s cash flow projections incorporate the impact of these completed actions, as well as an increase in forecasted revenue primarily driven by improved performance in the Company’s core Singapore market, supported by enhanced sales execution and a strengthening customer pipeline. Based on these projections, the Company is expected to generate improved operating cash flows over the forecast period.

Accordingly, management is of the view that the Company will have sufficient liquidity to meet its obligations as they fall due for at least twelve months from the date of these financial statements, and that the use of the going concern basis of accounting is appropriate.

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

Foreign currency translation

The functional currency for SIMPPLE and its subsidiaries, IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd., is the Singapore Dollar (“S$”), while the functional currency for Simpple Australia Pty Ltd is Australian Dollar (“AUD”). The Company uses Singapore Dollar (“S$”) as its reporting currency.

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

Translations of the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flow from S$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7777 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. Management reviews its deposits and prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and 2025, no allowance was deemed necessary.

Account receivables and allowance for current expected credit losses

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024 and 2025, the Company made S$Nil and S$129,517 (US$100,721) allowance for current expected credit losses for account receivables, respectively.

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

We evaluate the recoverability of intangible assets with finite lives in accordance with ASC 360-10 whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under ASC 360-10, long-lived assets are tested for recoverability at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent. For purposes of the Company’s impairment assessment, the asset group was determined at the Company level, and the intangible asset represents the primary asset within the asset group.

The recoverability of the asset group is assessed by comparing its carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the sum of such undiscounted cash flows, the asset group is not considered recoverable. In such cases, management estimates the fair value of the asset group, and an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

The Company performed a recoverability assessment and determined that the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset group exceeded its carrying amount. Accordingly, the asset group was considered recoverable and no impairment loss was recognized.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	3 years
Machineries	3 years
Office equipment & computers	1 year
Renovation	3 - 5 years

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with ASC 360-10, the Company evaluates its long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The unit of account for impairment testing is the asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The recoverability of an asset group is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An asset group is not recoverable if its carrying amount exceeds the sum of such undiscounted cash flows. If the asset group is not recoverable, management estimates the fair value of the asset group, and an impairment loss is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

As of December 31, 2023, 2024 and 2025, management identified indicators of impairment for its asset groups and performed a recoverability assessment in accordance with ASC 360-10. Based on the assessment performed, the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset groups exceeded their carrying amounts. Accordingly, the asset groups were determined to be recoverable and no impairment loss was recognized.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

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

Revenue from sale of goods – commercial customers also include revenue from service type warranty, comprehensive and non-comprehensive maintenance service. For these contracts. We account for the service type warranty and maintenance services separately from the sales of goods as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative stand-alone selling price (“SSP”) basis. The transactions price allocated to the sales of goods is recognized when transfer of control of the goods to the customer. The transaction price allocated to the service type warranty and maintenance services are recognized over the contract term.

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

Software services rendered

Revenue from software services rendered is recognized in the accounting period in which the services are rendered, as a performance obligation satisfied over time. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete.

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Significant judgements

The Group enters into contracts with customers for the sale of robotic equipment bundled with comprehensive maintenance service packages. These arrangements typically include multiple performance obligations comprising (i) robotic equipment and (ii) maintenance services provided over a specified period.

Determining whether the robotic equipment and maintenance services are distinct performance obligations requires judgement. The Group has assessed that the robotic equipment is capable of being distinct as it can operate independently upon delivery, while the maintenance services are separately identifiable as they do not significantly modify or customise the underlying asset. Accordingly, these are generally accounted for as separate performance obligations.

The SSP of the comprehensive maintenance service packages is generally observable, as these services are sold separately on a consistent basis to customers. Observable pricing is derived from standalone maintenance contracts, taking into consideration contract duration, service scope, and customer-specific factors.

For the robotic equipment, the SSP is not directly observable due to limited standalone sales and significant variability in pricing across bundled arrangements. Accordingly, the Group applies the residual approach to estimate the SSP of the robotic equipment. Under this approach, the SSP of the robotic equipment is determined by deducting the observable SSP of the maintenance services from the total transaction price of the contract.

Principal vs agent consideration

When another party is involved in providing goods to the customer, the Company applies the principal versus agent guidance under ASC 606 to determine whether it acts as a principal or an agent in the transaction. For arrangements involving the referral of customers for the sale of robots, the Company does not control the robots before they are transferred to the customer and does not have discretion in establishing the transaction price. Accordingly, the Company acts as an agent and recognises revenue on a net basis, representing the commission earned from referral.

The Company’s agent revenue streams include:

Robot sales commission

Revenue from commissions earned on robot sales referrals is recognised when the Company satisfies its performance obligation of successfully referring a customer that results in a completed sale. The Company earns a commission from the robot supplier upon completion of the sale to the end customer. As the Company acts as an agent in these arrangements and does not control the robots before they are transferred to the customer, revenue is recognised on a net basis, representing the commission earned from the referral services.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

In November 2024, the FASB issued ASU 2024-03 Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU 2025-06 amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 guidance is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. The Company is currently evaluating the impact of the adoption of this standard.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and cash flows.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Account receivables

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Account receivables	496,012	953,424	741,445
Less: allowance for expected credit losses	-	(129,517)	(100,721)
Account receivables, net	496,012	823,907	640,724

The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Balance at beginning of year	546,892	-	-
(Reversals) / Additions	(546,892)	129,517	100,721
Balance at end of year	-	129,517	100,721

4 Deposits, prepaid expenses and other current assets

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Current
Advances to suppliers	448,384	141,417	109,975
Deposits	66,921	21,966	17,082
GST receivables	23,026	19,305	15,014
Prepaid expenses	632,127	564,679	439,131
Other receivables	642,181	3,745	2,912
	1,812,639	751,112	584,114
Non-current
Prepaid expenses	408,020	-	-
	2,220,659	751,112	584,114

5 Inventory

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Finished goods	793,470	816,874	635,255

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Intangible assets

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Software development costs	3,486,415	4,930,690	3,834,427
Accumulated amortization	(1,088,395)	(1,655,604)	(1,287,506)
Intangible assets, net of accumulated amortization	2,398,020	3,275,086	2,546,921

Based on the carrying value of definite-lived intangible assets as of December 31, 2025, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
S$
For years ended December 31,
2026	933,671
2027	877,791
2028	668,082
2029	506,688
Total amortization expense	2,986,232

Amortization expense of intangible assets for the years ended December 31, 2024 and 2025 is S$545,913 and S$567,210 (US$441,100).

7 Plant and equipment, net

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Furniture and fittings	22,496	22,496	17,494
Machinery	142,419	142,419	110,754
Office equipment and computers	274,456	286,561	222,849
Renovation	49,406	598,188	465,190
Total	488,777	1,049,664	816,287
Less: Accumulated depreciation	(481,760)	(526,234)	(409,234)
Net book value	7,017	523,430	407,053

Based on the carrying value of definite-lived plant and equipment as of December 31, 2025, the Company estimates its depreciation expense for following years will be as follows:

Depreciation expense
S$
For years ended December 31,
2026	120,214
2027	109,756
2028	109,756
2029	109,756
Total depreciation expense	449,482

Depreciation expense of plant and equipment for the years ended December 31, 2024 and 2025 is S$56,412 and S$45,306 (US$35,233).

8 Right-of-use assets and lease liabilities

As of December 31, 2025, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	7 to 8 years
Corporate office premises	3 years

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 Right-of-use assets and lease liabilities (cont’d)

(a) Amount recognized in the consolidated balance sheet:

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Right-of-use assets	136,970	716,507	557,203
Lease liabilities
Current	85,582	260,331	202,450
Non-current	13,294	427,418	332,388
	98,876	687,749	534,838

(b) A summary of lease cost recognized in the Company’s consolidated statements of income is as follows:

	For the years ended December 31,
	2024	2025	2025
	S$	S$	US$

Amortization charge of right-of-use assets	91,480	167,001	129,871
Interest of lease liabilities	11,208	2,919	2,270

9 Accruals and other current liabilities

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Other accruals	426,694	298,430	232,079
Other payables	-	864,431	672,238
GST payables	22,125	58,186	45,250
Interest payable	21,516	-	-
	470,335	1,221,047	949,567

10 Short-term borrowings

Short-term borrowings as of December 31, 2024 and 2025 amounted to S$Nil and S$320,000 (US$248,853), respectively. These borrowings bear interest at 3.0% per month (2024: Nil), on a non-compounding basis, and are repayable in full within 22 to 90 days from the date of disbursement. The remaining borrowings of S$Nil and S$1,650,000 (US$1,283,148) bear interest at 1.0% per month (2024: Nil) on a non-compounding basis and are repayable in full within four to twelve months. Certain assets of the Group, comprising sales invoices, deposits and inventories, are pledged as security for these short-term borrowings.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
Mains D’ Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
IFSC Founders	Subsidiary of Mains D’Or Investments Ltd
Pat Kah Kit Daryl	Executive Officer
Soo Qikai	Executive Officer
Poo Chong Hee	Person significant influence
James Yataras	Country Head, Australia

i)	Significant transactions with related parties were as follows:

	For the years ended December 31,
	2024	2025	2025
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	35,958	20,140	15,662
Sales[2] to Weishen Industrial Services Pte Ltd	483,083	444,921	346,000
	519,041	465,061	361,662

Purchases from Weishen Industrial Services Pte Ltd	-	5,410	4,207
Total purchases from related party	-	5,410	4,207

Loan from Poo Chong Hee	100,000	112,000	89,022
Total loan from related party	100,000	112,000	89,022

ii)	Significant balances with related parties were as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Trade receivable – related parties
Campaign Complete Solutions Pte Ltd	29,735	-	-
Weishen Industrial Services Pte Ltd	115,472	46,879	36,456
IFSC Founders	-	2,305	1,793

Trade payables – related party
Weishen Industrial Services Pte Ltd	-	(2,017)	(1,569)

Other payable - related parties [3]
Campaign Complete Solutions Pte Ltd	(42,950)	-	-
WIS Holdings Pte Ltd	(388,939)	(388,939)	(302,464)
Other payable - related party	(100,000)	(136,200)	(105,918)
Salary payable - related party [4]	-	(10,777)	(8,381)

Advance billing - related parties
Campaign Complete Solutions Pte Ltd	(24,306)	(2,100)	(1,633)
Weishen Industrial Services Pte Ltd	(84,383)	(72,453)	(56,344)
Advance billing – related parties	(108,689)	(74,553)	(57,977)

[1]	Sales comprise sales of robots of S$Nil (2024: S$8,278) and software revenue of S$20,140 (2024: S$27,680).

[2]	Sales comprise sales of robots of S$126,074 (2024: S$67,994) and software revenue of S$318,847 (2024: S$415,089).

[3]	The Company borrows money from the related parties for operation purposes. The loans are interest free, unsecured and repayable in February 2026.

[4]	The balance was settled on January 02, 2026 merely due to timing difference.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 Shareholders’ Equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The authorized share capital of the Company was US$3,200,000 divided into 4,000,000,000 shares comprising of 4,000,000,000 ordinary shares, par value US$0.0008 per share based on amended and restated memorandum and articles of association dated October 14, 2025.

13 Bank loans

The bank loans as of December 31,2024 and 2025 are set out below:

2024

Bank loans	Currency	Period	Interest	Individual guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	520,740	381,159
						520,740	381,159

2025

Bank loans	Currency	Period	Interest	Individual guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured variable rate bank loans	SGD	2025 - 2026	1.75% + 3 months compounded SORA per annum on monthly rests	-	-	750,000	583,249
						750,000	583,249

December 31, 2024 (All amounts in S$)

Bank loans	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loans	520,740	520,740	-	-	-	-	-

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 Bank loans (cont’d)

December 31, 2025 (All amounts in S$)

Bank loans	Carrying amount	Within 1 year	2027	2028	2029	2030	Thereafter
Secured fixed rate bank loans	750,000	750,000	-	-	-	-	-

December 31, 2025 (All amounts in US$)

Bank loans	Carrying amount	Within 1 year	2027	2028	2029	2030	Thereafter
Secured fixed rate bank loans	583,249	583,249	-	-	-	-	-

One of the subsidiaries breached certain financial covenants associated with its bank loan facility in 2024. The outstanding loan balance was subsequently fully repaid during the year.

14 Revenues

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Robot revenue
Sale of robotics	3,633,740	1,535,783	4,375,169	3,402,418
Sales commission, net	-	-	52,200	40,594
	3,633,740	1,535,783	4,427,369	3,443,012

Software revenue
Software services	1,053,185	2,237,541	1,480,612	1,151,421
	4,686,925	3,773,324	5,907,981	4,594,433

15 Segmental reporting

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Segmental reporting (cont’d)

The following tables present summary information by segment for the years ended December 31, 2023, 2024 and 2025, respectively:

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

Other income (loss), net:
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

15 Segmental reporting (cont’d)

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

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Segmental reporting (cont’d)

	For the year ended December 31, 2025
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	4,427,369	1,480,612	-	5,907,981
Cost of revenues	(2,633,026)	(344,790)	-	(2,977,816)
Gross profit	1,794,343	1,135,822	-	2,930,165
Operating expenses:
General and administrative expenses	(1,347,704)	(3,702,047)	(1,593,395)	(6,643,146)
Total operating expenses	(1,347,704)	(3,702,047)	(1,593,395)	(6,643,146)

Loss from operations	446,639	(2,566,225)	(1,593,395)	(3,712,981)

Other income (loss), net:
Other income	-	55,039	-	55,039
Interest expense	-	(503,963)	611	(503,352)
Other expense	60,389	(47,432)	(36,855)	(23,898)
Total other income (loss)	60,389	(496,356)	(36,244)	(472,211)

Income (loss) before tax expense	507,028	(3,062,581)	(1,629,639)	(4,185,192)
Income tax expense	-	-	-	-
Net income (loss)	507,028	(3,062,581)	(1,629,639)	(4,185,192)

The Company sells to mainly two geographical locations which are Singapore and Australia.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2023
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	3,385,605	167,736	3,553,341
Over time	248,135	885,449	1,133,584

	For the year ended December 31, 2024
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	1,031,350	1,000,734	2,032,084
Over time	504,433	1,236,807	1,741,240

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Segmental reporting (cont’d)

	For the year ended December 31, 2025
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	3,684,257	610,674	4,294,931
Over time	743,112	869,938	1,613,050

16 Income tax

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

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Tax expense attributable to income (loss) is made up of:
Current income tax	23,086	(368,542)	-	-

Loss before tax	(7,547,787)	(4,301,507)	(4,185,192)	(3,254,679)

Tax calculated at tax rate @17%	(1,283,124)	(731,257)	(711,483)	(553,296)
Effects of:
- Effect of tax rates in foreign jurisdiction	930,664	141,421	227,834	177,179
- Tax effect on expense not deductible for tax purposes	129,502	149,973	211,824	164,729
- Income not subject to tax	-	(12,096)	(10,083)	(7,841)
- Utilization of capital allowance	(1,041)	-	-	-
- Recognition of tax effect of previously unrecognized tax losses	(15,809)	-	-	-
- Deferred tax assets on temporary differences not recognized	239,808	461,877	325,949	253,478
- Under provision of current taxation in respect of prior year	23,086	(368,542)	-	-
- Others	-	(9,918)	(44,041)	(34,249)
Tax charge	23,086	(368,542)	-	-

As of December 31, 2024 and 2025, the Company has tax loss carry forwards of approximately S$$4,833,862 and S$4,827,374 respectively. The related benefits have not been recognized in the financial statements. This is due to the unpredictability of future profit streams. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 Other income

	For years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Government grant	80,310	132,509	11,113	8,642
Miscellaneous revenue	181,106	27,769	41,420	32,211
Exchange (loss)	(48,492)	-	-	-
Unrealized gain	25,117	-	-	-
Others	27,167	16,262	2,506	1,949
	265,208	176,540	55,039	42,802

18 Contingent liability

(i)	Performance guarantee

The Company has issued performance guarantees to certain customers in connection with contracts for the provision of goods and services. These guarantees provide assurance to the customers that the Company will fulfil its contractual obligations in accordance with the terms of the contracts.

As at the reporting date, the aggregate amount of performance guarantees issued by the Company amounted to S$37,796 (US$29,393).

(ii)	Rental deposit

The Company has provided a guarantee to the landlord in respect of the lease of its office premises. Under the terms of the lease agreement, the Company may be required to compensate the landlord for any outstanding rental payments or damages arising from non-performance of the lease obligations.

As at the reporting date, the aggregate amount of performance guarantees issued by the Company amounted to S$72,000 (US$55,992).

19 Subsequent events

The Company has assessed all subsequent events through April 8, 2026 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statement except for the following:-

(i)	The Company divested its loss-making subsidiary in Australia on February 6, 2026.

(ii)	The Company successfully executed a fund-raising exercise on March 31, 2026. The proceeds are intended to support the Company’s working capital requirements and ongoing operations.

iii)

On April 1, 2026, approved by the Board of Directors and the Nominating and Corporate Governance Committee of SIMPPLE LTD. (the “Company”), Mr. Ho Hin Yip was appointed as the independent director, as well as the chairperson of the Nominating and Corporate Governance Committee, a member of the Audit Committee and Compensation Committee of the Company, effective from April 1, 2026.

(iv)

The Company has received a letter of demand dated 1 April 2026 from a prospective third party purchaser under Share Purchase Agreements entered into on 25 September 2025, including unasserted claims for specific performance and damages.

As at the date of these financial statements, no legal proceedings have been commenced against the Company in respect of this matter. The Company has obtained legal advice and, based on that advice, management is of the view that the likelihood of any outflow of economic resources arising from this matter is remote. Accordingly, no provision has been recognised in the financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, adopted by a special resolution passed on October 14, 2025.

2.1**	Specimen certificate evidencing Ordinary Shares

2.3*	Description of Securities

4.1**	Exclusive Distribution and Partnership Agreement between the Registrant and Shanghai Gaoxian

4.2**	Written communication from Shanghai Gaussian Automation Technology Development Co Ltd to Gaussian Robotics Pte

4.3**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated April 16, 2019

4.4**	Import/Local Bills Receivable Purchase and Packing Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated September 10, 2019

4.5**	SME Working Capital Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.6**	Temporary Bridging Loan Facility between Gaussian Robotics Pte. Ltd. and DBS Bank Ltd. dated March 26, 2020

4.7**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated May 26, 2020

4.8**	Temporary Bridging Loan Facility between IFSC Pte. Ltd. and DBS Bank Ltd. dated November 11, 2020

4.9**	Purchase Orders between Gaussian Robotics Pte. Ltd. and ISS Facility Services Private Limited

4.10**	Purchase Orders between IFSC Pte. Ltd. and ISS Facility Services Private Limited

4.11**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Klenco (Singapore) Pte. Ltd.

4.12**	Purchase Orders between IFSC Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.13**	Purchase Orders between Gaussian Robotics Pte. Ltd. and Weishen Industrial Services Pte. Ltd.

4.14**	Purchase Orders between Guassian Robotics Pte. Ltd. and SMRT Trains Ltd

4.15**	Offer for Tenancy of JTC Premises between Gaussian Robotics Pte. Ltd.and JTC Corporation, Singapore, dated August 13, 2019

81

4.16**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated April 5, 2021

4.17**	Offer for Tenancy of JTC Premises between IFSC Pte. Ltd. and JTC Corporation, Singapore, dated November 2, 2022

4.18**	Employment Agreement and Director Agreement, by and between Chong Jiexiang Aloysius and the registrant, dated October 26, 2022 and November 30, 2022

4.19**	Director Agreement, by and between Lee Kelvin Soon Sze and the registrant, dated February 15, 2023

4.20**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.21**	Employment Agreement, by and between Chan Sok Fung and the registrant, dated October 26, 2022

4.22**	2023 Equity Incentive Plan

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1*	List of Subsidiaries

97.1**	Clawback policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

82

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIMPPLE LTD.

Date: April 8, 2026	By:	/s/ Pat Kah Kit Daryl
	Name:	Pat Kah Kit Daryl
	Title:	Acting Chief Executive Officer

83